SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - COPEL

CNPJ/MF 76.483.817/0001 -20

State Taxpayer Number 10146326-50

Public Company - CVM 1431-1

www.copel.com          copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

FINANCIAL STATEMENTS

December 2007

COMPANHIA PARANAENSE DE ENERGIA

TABLE OF CONTENTS

ANNUAL REPORT			5

1.	INTRODUCTION		5
1.1	Message from the C.E.O	5
1.2	Strategy and Analysis	9
1.3	Strategic Frame of Reference	10
1.4	Parameters of the Annual Report	13

2.	COMPANY OVERVIEW		16
2.1	Company Profile	16
2.2	Generation	18
2.3	Transmission	20
2.4	Distribution	22
2.5	Telecommunications	22
2.6	Corporate Partnerships	23
2.7	Products	25
2.8	Capital Raising	25
2.9	Operational Performance and Productivity	26
2.10	Losses	29
2.11	Overdue Bills	29
2.12	Operational Performance and Productivity Indicators	30
2.13	Corporate Responsibility and Commitment to Stakeholders	32
2.14	Main Certifications and Accolades	35

3.	CORPORATE GOVERNANCE		37
3.1	Corporate Governance Structure and Good Practices	38
3.2	General Shareholders’ Meeting	40
3.3	Board of Directors	40
3.4	Audit Committee	41
3.5	Fiscal Council	42
3.6	Board of Officers	42
3.7	Code of Conduct	42
3.8	Ethical Guidance Council	43
3.9	Confidential Reporting Channel	43
3.10	Permanent Committee for Disclosure of Material Acts and Facts	44
3.11	Relations with Shareholders and Investors	44
3.12	Distribution of Dividends and Interest on Capital	45
3.13	Reverse stock split	45
3.14	Shareholders’ Agreement	45
3.15	BOVESPA Indicators	46
3.16	Auditing	46
3.17	Risk Management	47
3.18	Principle of Precaution	49
3.19	Information Technology	49

4.	ECONOMIC AND FINANCIAL PERFORMANCE		50
4.1	Net Operating Revenues	50
4.2	Operating Expenses	51
4.3	EBITDA	52
4.4	Financial Income (Losses)	53
4.5	Indebtedness	53
4.6	Net Income	54
4.7	Added Value	54
4.8	Stock Performance	57
4.9	Economic Value Added - EVA	57
4.10	Default within the Power Sector	59
4.11	Expenditures in the Concession	59
4.12	Economic and Financial Indicators	60
4.13	Cash Flows	60

5.	SOCIAL AND POWER SECTOR PERFORMANCE		63
5.1	Incorporation of the Principles of the Global Compact	63
5.2	2007-2008: COPEL’s Human Rights Promotion Biennium	65
5.3	Corporate Social Programs	65
5.4	Support to Public Policies	67
5.5	Tax Breaks	69
5.6	Social Indicators	71
5.7	Customer Management	71
5.8	Commercial and Institutional Communication Policy	75
5.9	Supplier Management	77

5.10	Workforce Management	78
5.11	Corporate Safety and Health Programs and Campaigns	80
5.12	Employment Indicators	81
5.13	Power Sector Indicators	83
5.14	Energy Efficiency Program (EEP)	87
5.15	Technological and Scientific Research and Development (R&D)	87
5.16	Sustainable Energy	88

6.	ENVIRONMENTAL PERFORMANCE		89
6.1	Promoting the Kyoto Protocol	90
6.2	Environmental Preservation	90
6.3	Social-Environmental Programs	91
6.4	Other Environmental Actions and Controls	95
6.5	Biodiversity: Sensitive Areas and Conservation Units	96
6.6	Environmental Licensing	98
6.7	Assessment of Environmental Risks and Liabilities	98
6.8	Compensatory Measures – Kaingang Native Brazilian Community of Apucaraninha	99
6.9	Social-Environmental Communication	99
6.10	Policy of Relations with Environmental Agencies	99
6.11	Recovery of Degraded Areas	100
6.12	Preservation of Public Areas	100
6.13	Final Disposal of Waste	100
6.14	Environmental Education	102
6.15	Environment-Oriented R&D Projects	103
6.16	Management of Fines, Statements of Commitment, and Environmental Notices	105
6.17	Environmental Indicators	106

7.	SOCIAL BALANCE SHEET		108

8.	COMPOSITION OF THE GROUPS IN CHARGE OF CORPORATE GOVERNANCE		112

FINANCIAL STATEMENTS			113
Balance Sheets		113
Statement of Income		115
Statement of Changes in Shareholders’ Equity		116
Statement of Changes in Financial Position		117

NOTES TO THE FINANCIAL STATEMENTS			119
1	Operations	119
2	Presentation of the Financial Statements	122
3	Consolidated Financial Statements	123
4	Main Accounting Practices	124
5	Cash in Hand	128
6	Consumers and Distributors	129
7	Provision for Doubtful Accounts	131
8	Dividends Receivable	132
9	CRC Transferred to the Government of the State of Paraná	132
10	Taxes and Social Contribution	134
11	Account for Compensation of “Portion A” Variations	137
12	Other Regulatory Assets and Liabilities	139
13	Collaterals and Escrow Deposits	141
14	Other Receivables	142
15	Judicial Deposits	143
16	Investees and Subsidiaries	144
17	Investments	145
18	Property, Plant, and Equipment	150
19	Intangible assets	154
20	Loans and Financing	156
21	Debentures	161
22	Suppliers	165
23	Accrued Payroll Costs	166
24	Customer Charges Due	167
25	Research and Development and Energy Efficiency	167
26	Other Accounts Payable	168
27	Provisions for Contingencies	169
28	Shareholders’ Equity	174
29	Operating Revenues	176
30	Deductions from Operating Revenues	178
31	Operating Costs and Expenses	179
32	Financial Income (Losses)	188
33	Equity in Investees and Subsidiaries	189
34	Non-Operating Income	190
35	Electric Energy Trading Chamber (CCEE)	191

36	Conciliation of the Provision for Income Tax and Social Contribution	193
37	Financial Instruments	193
38	Related-Party Transactions	195
39	Insurance	197
40	Wholly-Owned Subsidiaries	200
41	Statement of Income Broken Down by Company	203
42	Changes to the Brazilian Corporate Legislation	204
43	Subsequent Event	205

ANNEX I –	STATEMENT OF CASH FLOWS		206

ANNEX II –	STATEMENT OF ADDED VALUE		208

REPORT BY THE INDEPENDENT AUDITORS			210

REPORT BY THE AUDIT COMMITTEE			212

REPORT BY THE FISCAL COUNCIL ON THE FINANCIAL STATEMENTS FOR THE YEAR ENDED ON DECEMBER 31, 2007			215

ANNUAL REPORT

1. INTRODUCTION

1.1 Message from the C.E.O.

It is with great satisfaction that we present the Annual Management and Sustainability Report of Companhia Paranaense de Energia - COPEL for fiscal year 2007, which has been prepared based on the third generation of the Global Reporting Initiative’s international guidelines for sustainability reports, known as GRI/G3, and on the new ANEEL framework for the preparation of Annual Social-Environmental Responsibility Reports by power utilities.

During the year, COPEL strived to consolidate the progress it achieved in the areas of social and environmental responsibility, of good corporate governance practices, and of the values established in the Company's Code of Ethics. These principles and procedural rules have been incorporated into COPEL’s work routines, its management processes, and its inspection and control mechanisms. This is a permanent effort, which is renewed each day in the shape of new challenges, allowing COPEL to grow, improve, and make progress as a company deeply committed to sustainability.

COPEL practices, supports, and advocates sustainability, recognizing it as the only way capable of offering society, related parties and the environment the opportunity to share in the growth and development of the Company. Thus, COPEL is committed to acting on the vision of sustainability today and tomorrow, building its strategic planning on these very principles.

COPEL has efficiently fulfilled the important duties it has been charged with towards the social and economic development of the State of Paraná, serving the population with quality and creating an environment which is favorable to its own growth and to the prosperity of the communities where it operates, without ever losing sight of the interests of its shareholders and investors in positive economic and financial results, with the most social benefits and the most environmental care.

During the year of 2007, COPEL accomplished significant results and achievements in the several areas in which it operates.

In the area of corporate governance, COPEL formally joined the Code of Good Practices developed by the Brazilian Institute of Corporate Governance. Also noteworthy is the Company’s success in raising awareness within its network of registered suppliers, encouraging them to support the same causes and commitments COPEL has pursued in sustainability and social responsibility. In 2007, COPEL concluded the implementation process of Rule AA1000 - another goal which had been set for the year.

In the area of business expansion, COPEL won the ANEEL (National Electric Energy Agency) auction to build and operate a 230 kV transmission line between the Bateias and Pilarzinho substations, in the outskirts of Curitiba. It also launched the new 230-kV substations of Santa Mônica (Metropolitan Area of Curitiba) and Posto Fiscal (in Paranaguá), built in order to increase the offer of power to two major consumption areas in Paraná and to increase the safety of the operation of the power system.

On January 14, 2008, the Company also increased its share from 15% to 45% in Dominó Holdings, a company which holds a significant share (34.75%) of the voting stock in Sanepar (the Sanitation Company of Paraná), by buying the shares held by Sanedo, which withdrew from the company. This transaction, in addition to being profitable according to research and projections, will provide COPEL with effective power within Dominó Holdings, which will translate into the strengthening of the public interest in the management of Sanepar, whose social mission to promote the universalization of the access to treated water and to sewage collection and treatment at fair rates will be reinforced.

Likewise, COPEL took over Centrais Eólicas do Paraná (CEOPAR), a company which operates five wind power generators in Palmas, in Southern Paraná, with installed capacity of 2.5 MW. The Company, which already held a 30% interest in CEOPAR, acquired the remaining 70% from Wobben Windpower.

During 2007, COPEL carried on the activities required for the Installation Permit for the Mauá Hydroelectric Power Plant, on the Tibagi River – a facility which will have 361 MW of power and will cost an estimated R$ 991.3 million. The Company holds a 51% interest in the project, and Eletrosul, a Federal Government-owned company, holds the remaining 49%. The licensing process has not been concluded yet on account of court rulings which have not yet been overruled. Progress was also made in the environmental impact studies for the project, particularly in the area of indigenous communities affected by it.

Last year, COPEL also enjoyed significant recognition of its performance and of its initiatives in the area of sustainability. For instance, the Company’s shares remained, for the third year in a row, in the portfolio of the Corporate Sustainability Index published by BOVESPA (the São Paulo Stock Exchange). In the international scene, it is important to point out that the New York Stock Exchange's July 31 trading session was dedicated to the celebration of COPEL's 10-year presence on that market. The governor of Paraná, Mr. Roberto Requião, as a representative of the Company’s majority shareholder, participated in the festivities on Wall Street, which were concluded with the governor’s ringing of the Closing Bell.

A survey of the one thousand best companies in Brazil by the Valor Econômico newspaper (Valor-1000) ranked COPEL’s power generation subsidiary as the best company in Brazil in the area of electricity. COPEL’s power distribution subsidiary ranked first in ANEEL's IASC 2006 Award in the category of "Best Customer Satisfaction Index in Southern Brazil", out of all distribution utilities with over 400 thousand customers. Furthermore, COPEL was honored, for the seventh time in a row, as the most remembered company in Paraná, according to the Top of Mind survey, which is traditionally conducted by the Amanhã magazine from Porto Alegre in cooperation with the Bonilha Institute. The same survey highlighted COPEL's name for its social performance and for being a good company to work at.

In the area of sustainability, social responsibility, and corporate governance, COPEL accomplished highly significant achievements, one of which was the issuing of power bills in Braille for all registered customers with eyesight disabilities, thus allowing them to access such information. To low income families, COPEL distributed, free of charge, one million compact fluorescent light bulbs, which are more cost-effective, more durable, and more efficient, thus contributing to the reduction of their expenses with power and providing them with significant savings.

COPEL renewed in 2007 its cooperation agreement with Pastoral da Criança (a children’s charity) and signed another agreement with Pastoral do Idoso (a charity for the elderly), allowing power bills to be used as a channel for the collection of spontaneous donations from the public. In the case of Pastoral da Criança, donations debited to customers' power bills have become its main source of funding.

In the area of environmental management, COPEL started in 2007 a cooperation program with municipal administrations to improve the condition of trees in urban areas, encouraging and promoting the coexistence of trees and power distribution lines. This program will distribute to municipalities suitable tree seedlings which will not grow to the point of interfering with the power grid. These seedlings are produced in-house by COPEL, in the greenhouses set up within the areas of some of its power plants. In addition to ensuring better quality service to its customers, since most unscheduled outages are caused by trees or branches hitting power lines, this program will avoid or minimize the need for trimming, contributing to environmental preservation.

In 2008, we will continue to carry out major activities in the area of sustainability. Among our established goals, we can highlight the ongoing studies for alternative energy generation projects, such as the research on the availability of biomass throughout Paraná. In the area of social performance, we intend to reach, ahead of schedule, the goal of providing electric energy to 100% of the people in our concession area, at no charge to consumers, with 30 thousand new connections under the Luz para Todos (“Light for Everyone”) program, launched by the Federal Government under Decree no. 4,783, dated November 11, 2003.

All our efforts mentioned above resulted in the impressive result of R$ 1.1 billion in net income for 2007.

We would like to express our deepest gratitude to the governor of Paraná, Mr. Roberto Requião, whose zealous guidance has marked since 2003 the reconstruction and recovery of COPEL, with a view to restoring the Company’s historic role of contributing to human development and to better life standards for all the people of Paraná and of spurring the State’s economic growth.

Likewise, we would like to thank the members of our Audit Committee, of our Board of Directors, and of our Fiscal Council for their always dedicated and watchful participation. In closing, on behalf of the Chief Executive Office, we would like to acknowledge the commitment of COPEL’s workforce to the ideals and principles upheld by the Company and their effort towards accomplishing all the achievements discussed in this message.

Rubens Ghilardi

Chief Executive Officer

Curitiba, March 17, 2008

1.2 Strategy and Analysis

COPEL has established as a priority the implementation of a corporate management model geared towards sustainability, with a view to focusing efforts on reaching and ensuring, based on COPEL's values and on optimized procedure management, balanced economic, social, and environmental results to all stakeholders, as well as the sustainable development and growth of the Company, while bringing the Company into compliance with international corporate governance, transparency, and sustainability standards, pursuant to its commitment to the Global Compact.

Based on this model, in early 2007 senior management reviewed COPEL’s strategic frame of reference, making changes to the Company's mission and vision statements. Afterwards, the Company implemented the stages of planning, establishment, and qualification of strategies for the maintenance of the routine and vegetative growth in connection with the area of operational excellence, with increased productivity, better services and optimization of costs. In the area of revenue growth, opportunities and strategies were identified for COPEL and its businesses.

In compliance with the established policies and strategies, COPEL aligned its strategic planning with its budget, through the ranking and management of projects and the identification and management of associated risks, starting the reorganization of the COPEL Management Excellence Program, which aims to align its management practices to the requirements of the excellence criteria set by the National Quality Foundation (FNQ).

Thus, actions have been taken towards the review and formalization of the main corporate processes and the training of managers to carry out their activities in compliance with the FNQ excellence criteria: systemic thought; organizational learning; culture of innovation; leadership and consistency in goals; guidance by processes and information; forward-looking approach; generation of value; priority to people; knowledge about customers and the marketplace; development of partnerships; and social responsibility. In order to do so, COPEL promoted a workshop to self-evaluate its management, with the participation of chief officers, assistants and advisors to the Board of Officers, managers, and other workers, to identify the most important measures for the improvement of its managerial processes and practices and for the achievement of sustainable economic, social, and environmental results. Meanwhile, the Board of Officers made efforts to raise the awareness of COPEL’s workforce about the established strategies, in order to ensure their commitment to the accomplishment of the proposed corporate goals.

As for the established strategies in the areas of operational excellence and revenue growth, the Company’s challenge in 2008 is to align, develop, implement, and control its actions towards sustainable results in its business area. Furthermore, based on the implementation of the Integrated Corporate Risk Management Model and pursuant to COPEL Policy Guideline NPC 306, dated December 4, 2006, "COPEL's Risk Management and Control Policy", the Company intends to: a) map out the main corporate risks and establish short, medium, and long-term corporate strategies and goals in an integrated manner on the economic, social, and environmental levels; and b) identify the main impacts, risks, and opportunities concerning sustainability and their effects on stakeholders.

1.3 Strategic Frame of Reference

In early 2007, senior management reviewed COPEL’s strategic frame of reference, making changes to the Company's mission and vision statements. Its new mission statement now reads “to generate, transmit, distribute and sell power and to render related services, promoting sustainable development and maintaining a balance between the interests of the people of Paraná and the interests of shareholders”. Its vision statement now reads “to be the best company in the areas in which it operates and to be a reference in corporate governance and corporate sustainability”, having as values:

1) Transparency - accounting for all decisions and actions by the Company to inform all stakeholders about their positive and/or negative aspects;

2) Ethics - the result of a collective agreement which sets forth individual conducts in line with a common goal;

3) Respect - regard for the fellow man;

4) Social and Environmental Responsibility - conducting corporate businesses in a sustainable manner, with due respect for the rights of all stakeholders, including future generations, and committing to the protection of all forms of life;

5) Safety - a safe organizational environment, which will ensure the Company’s perpetuity.

Global Compact

COPEL has been a party to the United Nations’ Global Compact since 2000. Launched in that very year by then UN Secretary-General Kofi Annan, the Global Compact's goal is to encourage companies, together with other social agents, to contribute to the construction of a more humane and sustainable global economy. This initiative is based on universally recognized rights.

The UN's agencies involved directly with the Compact are: The Office of the High Commissioner of Human Rights - UNHCHR, the UN Environment Programme – UNEP, the International Labor Organization – ILO, and the UN Development Program - UNDP. As a party to the Global Compact, COPEL’s senior management states its commitment to the Compact’s Ten Basic Principles.

Actions taken by COPEL and their correlation to the Principles of the Global Compact (Incorporation of the Principles of the Global Compact) are described in the section on the Company’s social and power sector performance.

Performance relative to the goals for 2007

Goals met:

• Membership of the Good Practices Code of the Brazilian Institute of Corporate Governance;

• Dialogue with 10% of the Company’s registered suppliers; and

• Implementation process of Rule AA1000.

In progress:

1) Environmental Performance:

• Total consumption of materials by type;

• Total amount of land owned, leased, or managed for purposes of production or extraction;

• Business units operating or planning operations in protected or fragile areas or around such areas;

• Location and dimension of land owned, leased, or managed by the Company in biodiversity-rich habitats;

• Identification of all chemical spills, such as those of oil and fuel in transmission facilities;

• Significant environmental impacts caused by the Company’s main products and services;

• Impacts of activities and operations on protected or sensitive areas;

• Objectives, programs, and goals for the protection and recovery of ecosystems and native species in depleted areas; and

• Monitoring of greenhouse gas emissions.

2) Social Performance:

• Consideration of the impacts on human rights as part of the decision-making regarding investments and acquisitions, including the selection of suppliers and outsourced services;

• Description of policies, procedures, management systems, and compliance mechanisms for the observance of voluntary standards and codes regarding advertising;

• Number and types of violations of advertising regulations;

• The Workplace Safety and Health Management Program (in progress), a control system aimed at eliminating workplace hazards, complying with the applicable legislation, training personnel, standardizing high-risk activities, conducting inspections, setting goals, and carrying out permanent campaigns, in full compliance with the guidelines of the International Labor Organization - ILO. There is an established policy of implementation of the Program, according to which each area shall undergo diagnosis, planning, periodic control, verification, annual review, and auditing (management goal presented under “Corporate Governance” in the 2006 report, but classified under “Social Performance” in this report).

As for the corporate goals for 2008, the most important are:

• to reach, ahead of schedule, the goal of providing electric energy to 100% of the people in our concession area, at no charge to consumers, with 30 thousand new connections under the Luz para Todos (“Light for Everyone”) program, launched by the Federal Government under Decree no. 4,783, dated November 11, 2003;

• ongoing studies for alternative energy generation projects, such as the research on the availability of biomass throughout Paraná, to be conducted in 2008;

• the conduction of studies on a) the analysis of solid waste generated and treated and/or properly disposed of (classes I, IIA, and IIB) by the Company’s activities; and b) liquid effluents which are either properly disposed of, by volume, or not, by type (taking into account those of industrial nature, by volume), as well as their incorporation into the implementation processes for the Basic Environmental Plan (PBA) and the Environmental Control Plan (PCA) for COPEL’s facilities.

• the achievement of a 75.5% Customer Satisfaction Index (IASC), as published by ANEEL;

• fulfillment of the criteria for the corporate governance level 1 of the São Paulo Stock Exchange (BOVESPA);

• preparation of the records and control of the activities of the safety technicians and their inspections under the Safety and Health Portal – Hunt for the Corporate Risk program;

• achievement of level A+ in the implementation of the Global Reporting Initiative – GRI (G3) guidelines, to be awarded by GRI upon audit of this report;

• continuous fulfillment of the criteria for the BOVESPA Sustainability Index;

• creation of mechanisms and procedures for: a) the monitoring of actual fulfillment of obligations by suppliers of materials and services to the Company; and b) supervision of the maintenance of qualification of those already inspected and of others yet to be qualified, for non-compliance with COPEL's social responsibility criteria or with SA 8000 certification;

• the following guidelines established by the Board of Directors: expansion of the power generation, transmission, and distribution systems, discussed in item 1.2.2 herein; pursuit of short-term productivity and long-term growth; excellence in costs, in relations with stakeholders, in technological innovations, and in data, voice, and image transmission; and research on new technologies for the expansion of the power output with renewable and non-polluting sources, as discussed in item 4.16 about “Sustainable Energy” herein.

1.4 Parameters of the Annual Report

This report was based on:

• The GRI/G3 and the Brazilian Institute of Social and Economic Analysis (Ibase) guidelines;

• “Making the Connection - Using the GRI/G3 Reporting Guidelines to Report on the Progress of the UN’s Global Compact”;

• General and specific sustainability requirements by the National Electric Energy Agency (ANEEL);

• Brazilian Accounting Rule – NBC T15.

The effort to integrate the guidelines contained in the recently-published “Manual for the Preparation of Annual Social-Environmental Responsibility Reports by Power Utilities” represents the most significant change from to the previous report.

The present report, published annually, covers information pertaining to fiscal year 2007, comparing it to the information contained in the previous annual report. The main stakeholders who are expected by the Company to make use of this report are: COPEL’s internal audience, customers, suppliers, government, shareholders, society at large, and local communities.

The essential and additional GRI/G3 indicators considered irrelevant to the business and to the stakeholders of COPEL are indicated in the location and correlation matrix as such. Relevant indicators with unavailable information due to lack of systematic collection until then were treated as a goal for inclusion in future reports. Except for financial statements and economic-financial performance information, which comply with Brazilian legislation, all other environmental and social indicators followed the parameters and bases for calculation set forth by the GRI/G3 protocols. Thus, we declare that this report is at level A in terms of application of the GRI/G3 guidelines, based on self-evaluation and on the verification conducted directly by GRI, as follows:

In terms of comprehensiveness, this document features the GRI/G3 economic, financial, environmental, and social indicators of COPEL and of its wholly-owned subsidiaries (COPEL Generation and Transmission, COPEL Distribution, COPEL Telecommunications, and COPEL Corporate Partnerships), as shown in the indicator location matrix, presented in chapter 6 herein.

The financial statements, including the social balance sheet, also consolidate the performance of Companhia Paranaense de Gás - Compagas, Centrais Eólicas do Rio Jordão S.A. - ELEJOR, COPEL Enterprises, UEG Araucária, and Centrais Eólicas do Paraná, companies in which COPEL holds a majority interest. In compliance with instructions by the granting authority, some figures from 2006 have been reclassified pursuant to Note 2, which is contained herein.

The Descriptions of Management Models for each group of indicators set forth in the GRI/G3 guidelines are distributed throughout this report as follows:

• Description of the Economic Performance Management Model – chapter 3

• Description of the Environmental Performance Management Model – chapter 5

• Description of the Social Performance Management Model – chapter 4, items 4.1 to 4.6

• Labor Practices and Humane Work – chapter 4, item 4.10

• Human Rights – chapter 4, items 4.1 and 4.2

• Society – chapter 4, item 4.6

• Responsibility for Products – chapter 4

COPEL’s policies, rules, manuals, and technical specifications are standardized, published, and made available to all stakeholders and open to audit, be it by internal or external auditors. The Company will strive to ensure that environmental and social data are inserted in future audits. In 2008, upon completion of the implementation of the sustainability system based on Rule AA1000, external audits will be able to audit the system in an integrated manner.

The means through which stakeholders can obtain additional information about COPEL’s economic, environmental, and social aspects as well as comment or suggest improvements for the next edition of this report are listed in item 7, which covers the Composition of the Groups in Charge of Corporate Governance.

2. COMPANY OVERVIEW

2.1 Company Profile

Companhia Paranaense de Energia – COPEL, headquartered at Rua Coronel Dulcídio, 800, Batel, Postal Code 80420-170, in Curitiba, State of Paraná, is a publicly traded mixed capital company, controlled by the Government of the State of Paraná, which is engaged, through subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, distribution, sales and transportation of energy, in any form, but particularly electric energy, and in participating, alongside other private or state-owned companies, in consortiums and other companies set up to operate in the areas of power, telecommunications, and natural gas.

2.1.1 Chart of Shareholders and Interests in Other Companies as of 2007

2.2 Generation

COPEL operates in the power generation business. The following table features capacity and productivity figures from COPEL’s power plants, from January through December 2007:

Power Plants	Installed Capacity (MW)	Assured Energy (Average MW)	Generation

			GWh	Avg MW

Hydro Plants	4,529.61	1,946.62	18,064.59	2,062.15
Gov. Bento Munhoz da Rocha Netto	1,676	576	5,173.36	590.57
Gov. Ney Aminthas de B. Braga	1,260	603	5,991.62	683.97
Gov. José Richa (Salto Caxias)	1,240	605	5,580.04	636.99
Gov. Pedro V. Parigot de Souza	260	109	886.6	101.21
Guaricana	36	13.6	121.9	13.92
Chaminé	18	11.6	107.18	12.23
Apucaraninha	10	6.71	27.26	3.11
Mourão	8.2	5.3	48.52	5.54
Jordão River Diversion	6.5	5.85	52.07	5.94
Marumbi	4.8	3.94	23	2.63
São Jorge	2.3	1.62	12.57	1.43
Chopim I	1.98	1.27	15.75	1.80
Rio dos Patos	1.72	1.13	5.94	0.68
Cavernoso	1.3	0.86	8.87	1.01
Melissa	1	0.57	5.65	0.64
Salto do Vau	0.94	0.6	3.62	0.41
Pitangui	0.87	0.57	0.64	0.07
Thermal Plant	20	14	69.21	7.90
Figueira	20	14	69.21	7.90

Total	4,549.61	1,960.62	18,133.8	2,070.05

Main Features:
Power Plants: 18 (17 hydroelectric and 1 thermal power plant)
Automated and remote-controlled power plants: 12
Step-up substations: 11
Automated and remote-controlled step-up substations: 10
Step-up transformer capacity: 5,004.1 MVA
The availability of COPEL’s generating units over 10MW, from January through December 2007 was 94.17% .

2.2.1 Operation and Maintenance of Power Plants and Substations

The most important activities concerning the operation and maintenance of COPEL’s power plants in 2007 were:

1) The beginning of the upgrade, automation, and remote operation process for the Apucaraninha Power Plant, inaugurated in 1949 and located in the town of Tamarana. This project will require R$ 4.5 million in expenditures and will extend the facility's useful life and improve its power supply, benefiting the indigenous community in the region.

2) Signature of an operation and maintenance agreement with Petrobras for the Araucária Thermal Power Plant, in order to ensure its safe operation.

3) Installation of new switches in the substations of the Salto do Vau (União da Vitória), Melissa (Corbélia), São Jorge and Pitangui (Ponta Grossa), Marumbi (Morretes), Cavernoso (Virmond), Chopim (Itapejara D'Oeste), and Rio dos Patos (Prudentópolis) power plants, in order to ensure greater safety and operational availability.

4) Replacement and installation of: a) new turbine rotors in the Chaminé Power Plant, located in São José dos Pinhais, at a cost of R$ 2.5 million; and b) a new turbine rotor in the Governor Parigot the Souza Power Plant, located in Antonina, at a cost of R$ 1.5 million.

5) Upgrade in the protection systems of the generating units of the Governor Bento Munhoz da Rocha Netto (Pinhão), Governor Ney Braga (Mangueirinha), and Governor José Richa (Capitão Leônidas Marques) power plants, in order to ensure greater operational reliability and safety, at a cost of R$ 1.2 million.

2.2.2 Expansion of Power Generation

On July 3, 2007, the Ministry of Mines and Energy signed a concession agreement with Consórcio Energético Cruzeiro do Sul (formed by Eletrosul and COPEL) and ANEEL for the construction of the Mauá Hydroelectric Power Plant, ensuring the addition of 361 MW of installed capacity to COPEL’s current generating capacity. This project represents a total investment in Paraná of approximately R$ 991.3 million, generating wealth and development to Brazil and to the State society, in particular.

In addition to the construction of the Mauá Hydroelectric Power Plant, COPEL maintains a strategy of participation, in association with Eletrosul, in auctions of hydropower projects located in the State of Paraná, particularly those of Salto Grande, on the Chopim River, and Baixo Iguaçu, on the Iguaçu River, which shall be listed in power auctions.

In order to expand COPEL’s set of power plants, the Company incorporated the Palmas Wind Power Plant, owned by Centrais Eólicas do Paraná, located in the town of Palmas, and composed of five wind power generators with total power of 2.5 MW.

2.2.3 Sales of Power

In 2007, COPEL participated in the 4th and in the 6th adjustment auctions held by the Electric Energy Trading Chamber (CCEE). At these events, COPEL Generation sold to COPEL Distribution 23.5 average MW for delivery in 2007, resulting in revenues of R$ 7.8 million, and 16 average MW for delivery in 2008, resulting in revenues of R$ 19.6 million.

In the Free Procurement Environment (ACL), COPEL made new deals in the amounts of 50 average MW for delivery from 2007 to 2012, 51.6 average MW for delivery from 2013 to 2015, and 66.6 average MW for delivery from 2016 to 2020, with annual revenues estimated at R$ 46.6 million, R$ 48.3 million, and R$ 56 million, respectively.

On the short-term market (ACL), COPEL sold 43 average MW from May to October 2007, for R$ 12.6 million.

2.3 Transmission

COPEL’s transmission business primarily involves the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines.

COPEL’s transmission subsidiary also runs, on behalf of the National System Operator (NSO), a part of the National Interconnected Power System in southern Brazil. It relies on 133 substations, operating at voltages equal to or higher than 69 kV, and on 7,351.9 km of transmission lines, as shown below:

1) Substations

The main features of the transmission substations of COPEL and its subsidiaries (not including step-up substations at power plants) are shown below:

Voltage	Automated Substations	Power (MVA)

69 kV	31	2,016.2
88 kV	-	5
138 kV	72	(1) 4,96.3
230 kV	26	(2) 7,484.7
500 kV	4	2,200

TOTAL	133	16,702.2

(1) Includes the second 138/34,5/13.8 kV transformer – 41.67 MVA at Arapongas substation
(2) Includes the 230/138/13.8 kV - 150 MVA and 138/34.5/13.8 kV – 41.67 MVA transformers at Posto Fiscal substation

2) Transmission Lines

The following table presents the total length of COPEL’s transmission lines by voltage level and by subsidiary:

Transmission Lines		Length (km)

	69 kV	1,173.2
COPEL DIS	88 kV	58.2
	138 kV	4,298.5[1]

Basic Network	230 kV	1,660.7[2]

COPEL G&T	500 kV	161.3

Total	TOTAL	7,351.9

1 Includes the Horizonte – Sarandi line with 13,1 km
2 Includes the section of the Gov. Parigot de Souza – Uberaba line down to the Posto Fiscal substation. The Bateias – Jaguariaíva line, which has been put up for bidding and has 137.1 km, is also included.

In 2007, three new substations and 153.59 km of new lines were concluded and entered commercial operation, and the capacity of 96.35 km of existing lines was increased.

Out of the projects that were implemented during the year, the construction of the following should be highlighted:

  the 230 kV Santa Mônica substation, in the Metropolitan Area of Curitiba, with capacity of 300 MVA and upgrades to the other interconnected substations;

  the 230 kV Posto Fiscal substation, in Paranaguá, with capacity of 192 MVA and upgrades to the other interconnected substations;

  the 138 kV Rolândia substation, with capacity of 42 MVA and upgrades to the other interconnected substations;

  the section of the 230 kV Governor Parigot de Souza – Uberaba transmission line to supply the Posto Fiscal substation, with 36.75 km;

  and the following transmission lines: Londrina – Rolândia, rated 138 kV and 22 km long; Rolândia – Arapongas, rated 138 kV and 17.09 km long; Quatro Barras – Piraquara, rated 69 kV and 11.42 km long; Horizonte – Sarandi, rated 138 kV and 13.1 km long; and Jaguariaíva – Sengés, rated 138 kV and 29.5 km long.

Furthermore, the following transmission lines were upgraded: Campo Mourão - Santos Dumont, rated 138 kV and 6.85 km long; Ponta Grossa Norte – Sabará, rated 138 kV and 9.3 km long; and Salto Osório – Cascavel, rated 230 kV and 80.2 km long;

The power transformer capacity in the Cianorte, Palotina, and Céu Azul substations was increased, transformers in the Socorro, São José dos Pinhais, and Loanda substations were replaced, and the reserve transformer capacity in the region of Maringá was expanded.

In addition to these new facilities and upgrades, several other smaller improvements were completed, resulting, likewise, in better service to the users of the transmission system and in more efficient operation of the power system in general. COPEL also invested resources in its Padre Agostinho facility, which houses the System Operation Center (COS) and the Telecommunications Operation Center (COTL), implementing a cutting-edge fire prevention system with FM200 gas and upgrading its 13.8 kV substation (operational since 1976), which was automated.

In 2007, COPEL’s transmission subsidiary was ranked as the company with the best management (benchmark) out of all major transmission utilities in Brazil, according to an evaluation conducted by ANEEL for the purpose of the rate review process.

COPEL’s transmission company also won the “F section” of the 230 kV Bateias – Pilarzinho transmission line, with 29 km, at an auction held by ANEEL in November 2007.

2.4 Distribution

COPEL distributes power to 1,116 locations in 392 out of the 399 municipalities in the State of Paraná, and also to the town of Porto União, in the State of Santa Catarina. The Company’s distribution system is broken down in the following table, which features comparative data from the last two years, in order to highlight the expansion in the area of power distribution:

COPEL’s Distribution System	2007	2006

Distribution lines (km)	171,524	165,757
Poles	2,353,097	2,264,214
Transformers	322,115	315,289
Installed transformer capacity (MVA)	8,216	6,651
Non automated substations	27	36
Automated substations	209	199
Total substations (34.5 kV)	236	235
Switch stations	29	29
Installed substation capacity (MVA)	1,624	1,624
Power distribution customers	3,437,061	3,345,315

2.5 Telecommunications

COPEL provides communications and telecommunications services and conducts specific studies and projects, within an area comprising the State of Paraná and Region II of the General Grants Plan, pursuant to Act no. 31,337 by the National Telecommunications Agency - ANATEL, which reports to the Ministry of Communications. The rendering of these services is authorized for an indeterminate period of time, on a non-exclusive basis, both nationally and internationally.

Since 2002, COPEL Telecommunications has offered multimedia communications services. COPEL’s telecommunications structure is broken down in the table below:

COPEL’s Telecommunications Structure

Length of optical cables within the main ring (km)	5,054
Length of self-sustained optical cables (km)	5,571
Cities served	181
Customers	504

In 2007, the Company added 1,030 km of optical urban access cables, thus significantly increasing the capillarity of its optical network. This investment aims to meet the requirements of the Paraná Digital program, whose goal is to take the benefits of information technology and the internet to the State's public schools. Last year, COPEL reached 181 municipalities and interconnected 2,100 schools, of which 1,200 were linked through fiber optics and 900 via satellite.

2.6 Corporate Partnerships

COPEL holds interests in other companies or consortiums in several business areas. In order to focus on investments most in sync with its core business and its strategic frame of reference, the Company is carrying on a review of its portfolio.

COPEL currently holds five partnerships in independent power producers, all of which are operational, with a total installed capacity of 887.4 MW. It also holds interests in the sanitation, gas, telecommunications, and service sectors, as shown below:

COPEL’s Corporate Partnerships

	Project	Installed Capacity (MW)	Assured Power (avg MW)

Power Sector	Dona Francisca	125.0	80.0

	ELEJOR (Santa Clara and Fundão PPs)	246.3	140.3

	Eólicas do Paraná	2.5	0.6

	Foz do Chopim	29.1	21.5

	UEG Araucária	484.5	422.0

	Project	Sector

Other Sectors	Braspower	Services
	Carbocampel	Coal Mining
	Compagas	Gas
	COPEL Amec*	Services
	Dominó Holdings	Sanitation
	Escoelectric	Services
	COPEL Enterprises	Holdings
	Sercomtel Celular	Telecommunications
	Sercomtel Telecom	Telecommunications

* Currently being liquidated

2.6.1 Companies Controlled by COPEL Corporate Partnerships:

COPEL Enterprises

On May 31, 2006, COPEL Corporate Partnerships acquired El Paso Empreendimentos e Participações Ltda., which held a 60% interest in UEG Araucária Ltda., and changed its name to COPEL Enterprises (COPEL Empreendimentos Ltda.).

Compagas

Companhia Paranaense de Gás - Compagas is a mixed capital company whose main activity is the supply of piped natural gas, through a 459-km long distribution network set up throughout Paraná in the municipalities of Araucária, Curitiba, Campo Largo, Balsa Nova, Palmeira, Ponta Grossa, and São José dos Pinhais. At the end of 2007, Compagas supplied a total of 2,928 customers, comprising 95 industrial customers, 24 vehicular gas stations, 163 commercial customers, 2,642 households, and 2 co-generation plants.

ELEJOR

ELEJOR is a private company in which COPEL holds a 70% voting interest. It was constituted to build and run the Fundão – Santa Clara Power Complex, on the Jordão River, within the Iguaçu River sub-basin, in the State of Paraná, comprising the Santa Clara and Fundão Power Plants. These facilities feature 240.3 MW of installed capacity, in addition to two small hydropower units embedded in the Santa Clara and Fundão dams, with 3.6 MW and 2.4 MW of installed capacity, respectively. The concession for the project was granted on October 23, 2001 for a 35-year term, renewable upon request by the holder and at ANEEL’s discretion.

UEG Araucária Ltda.

UEG Araucária Ltda. is a limited liability company set up to generate and sell power using natural gas as energy source. The Araucária Power Plant has an installed capacity of 484.5 MW. Its authorization to operate as an independent power producer was issued by ANEEL on December 22, 1999 for a 30-year term, renewable upon request by the holder and at ANEEL’s discretion.

The Araucária Thermal Power Plant entered operation in September 2006 to supply the Brazilian power system, which had been suffering the impact of a severe drought in the beginning of the second half of the year. The facility had been in “hibernation” for three and half years, and after two months of recommissioning, it operated in a satisfactory manner.

UEG Araucária and Petrobras signed a lease of the Araucária Thermal Power Plant which was set to expire on December 31, 2007. On December 28, 2007, however, the contract was extended by joint agreement for six months.

Centrais Eólicas do Paraná

Centrais Eólicas do Paraná Ltda. (CEOPAR) is a limited liability company set up to run the Palmas Wind Power Plant, rated 2.5 MW and located in the region of Palmas, in the State of Paraná.

Until August 2007, COPEL Corporate Partnerships held a 30% interest in CEOPAR. On July 10, 2007, under Authorization Resolution no. 976, ANEEL approved the transfer to COPEL of 70% of the quotas in CEOPAR held by Wobben WindPower Indústria e Comércio Ltda. On September 6, 2007, COPEL Generation and Wobben signed an agreement concluding the negotiations for the quota transfer. The Legislative Assembly of Paraná, under Law no. 14,286, dated February 9, 2004, had previously authorized the acquisition, provided the quotas were acquired for the underwritten price contained in the company’s by-laws.

2.7 Products

	Market share in 2007

		Southern Region
Main Products	Brazil		Paraná

Power Generation	4.9%	31.3%	66.6%
Power Transmission(1) (2)	1.88%	not available	not available
Power Distribution(3)	6.80%	34.20%	(2) 96.8%
Data Transmission(2)	1.0%	5.8%	15.5%
Gas Distribution	3.9%	32.6%	100%

(1) covers only the length of the Basic Network transmission lines as of December 2007
(2) estimated
(3) share of the captive market

2.8 Capital Raising

In 2007, COPEL obtained a line of credit from Banco do Brasil in the amount of R$ 330 million, to pay existing debts and to extend its debt profile.

To raise funds for Research & Development (R&D) projects in the areas of power generation and transmission, the Company obtained approval for the financing of R$ 5.1 million and R$ 3.5 million, respectively.

To meet expenditures under the National Plan for the Universalization of the Access and Use of Electric Power – Luz Para Todos Program, COPEL obtained in 2007 R$ 30 million from Eletrobrás.

On October 4, 2007, Fitch Ratings raised the National Long-Term Rating of COPEL and of its 4th issue of debentures, which took place in the second half of 2006, from A+(bra) to AA-(bra). At the same time, Fitch raised the National Long-Term Rating of COPEL’s 3rd issue of debentures, which took place in the first half of 2005, from AA-(bra) to AA(bra).

In November 2007, the National Monetary Council (CMN) authorized an exception to Central Bank Resolution no. 2827/01, which limited credit to state-owned companies, in order to allow COPEL to obtain financing from the National Economic and Social Development Bank (BNDES), in the amount of approximately R$ 340 million, for the Company’s expenditures in the construction of the Mauá Hydroelectric Power Plant.

2.9 Operational Performance and Productivity

2.9.1 Power Market

Total power consumption billed by COPEL in 2007 increased 6.8%, for a total of 20.458 GWh, against 19.148 GWh in 2006. Consumption by the Company’s captive market, which accounted for 90.5% of its sales, grew 5.8% in 2007, while consumption by unregulated customers grew 24.0%, and supply to small utilities grew 3.5% . COPEL’s grid market, which comprises all customers connected to the distribution grid within the Company’s concession area, grew 5.9% .

During the year, power market performance was influenced mostly by the residential, industrial, and commercial customer categories, which accounted for 25.7%, 38.7%, and 18.6% of total billed consumption, respectively, on account of the following factors: greater availability of credit and longer terms, lower interest rates, the economy’s better performance and increased income, which boost overall consumption, and, in particular, the acquisition and use of electric devices.

In 2007, 91,747 new customers were connected to COPEL’s grid, out of which 75,961 were residential, 2,093 were industrial, 7,488 were commercial, 5,098 were rural, and 1,107 were customers from other categories. In December 2007, 3,437,078 customers were billed, out of which 2,713,463 were residential, which represents a 2.7% increase over 2006. Residential customers, who accounted for 25.7% of COPEL’s market, consumed 5,143 GWh in 2007, with 6.6% growth compared to 2006. The average consumption by residential customer was 157.9 kWh/month, 3.6% higher than that of 2006. Higher average temperatures over the year contributed to the increase in consumption by the residential category.

Industrial customers, who accounted for 38.7% of COPEL’s market, consumed 7,740 GWh, recording a 7.5% increase compared to 2006. The business segments which recorded greater expansion in 2007 were textiles, paper, cardboard, and pulp, and foodstuffs and beverages, with growth rates of 10.4%, 23.2%, and 3.0%, respectively. A total of 58,795 industrial customers were billed by COPEL as of December 2007, a figure 3.7% higher than the one recorded in December 2006.

With a 9.2% increase in consumption over 2006, commercial customers recorded the highest growth rate out of the main customer categories in 2007, consuming a total of 3,722 GWh. This category, which accounted for 18.6% of total power consumption, comprises, in addition to retail and wholesale commercial establishments, a wide and varied range of economic activities (from lodging and food services to banking services). The segments whose consumption increased the most were: wholesalers and intermediaries, transportation, and lodging/food establishments, which recorded growth rates of 9.8%, 14.7%, and 7.2%, respectively. A total of 7,488 new commercial customers were connected to COPEL’s grid, for a total of 286,451 customers as of December 31, 2007.

Rural customers, who accounted for 7.6% of COPEL’s market, consumed in 2007 1,522 GWh, representing a 6.3% increase over 2006. Average consumption by rural customer was 380.2 kWh/month, with a 4.7% increase over the previous year. A total of 333,567 rural customers were billed by COPEL as of December 2007, a figure 1.6% higher than the one recorded in December 2006.

The other consumption categories represented by public agencies, public lighting, public services, and own consumption round out COPEL’s power market. With a 9.4% market share, these categories recorded growth of 1.8%, consuming 1,858 GWh in 2007.

2.9.2 Rates and Discount Policy

COPEL Transmission’s Rate Review

Transmission utilities’ rate reviews only cover new transmission facilities. ANEEL, by means of Approval Resolution no. 487, dated June 26, 2007, ratified the result of COPEL Transmission’s first periodic rate review. COPEL Transmission's review rate was set at -15.08%, applicable to the RBNI (New Facilities within the Basic Network, which correspond to facilities authorized by ANEEL since 2000) and RCDM (New Connection Facilities and Remaining Transmission Facilities, also authorized since 2000) installments effective as of June 1, 2005.

ANEEL postponed the rate review of transmission utilities from 2005 to 2007, which resulted in revenue discrepancies from July 1, 2005 through June 30, 2007. Due to retroactive effects, new revenues will be offset over 24 months, through the contract mechanism of adjustment installments, and will be incorporated into gross transmission revenues.

The RBSE (Existing Basic Network Facilities) and RPC (Connection Network and other Existing Transmission Facilities) installments have been excluded from the rate review process on account of clause 6 of the concession agreement, and their revenues were restated according to the IGP-M inflation index for the period. On account of this adjustment, the impact on COPEL Transmission's total revenues was - 5.69% .

COPEL Distribution’s Annual Rate Review

Under ANEEL Resolution no. 479, dated June 19, 2007, COPEL was imposed an average reduction of 1.22% on its rates for sales to final customers, effective June 24, 2007. Out of this total, 2.24% correspond to the Annual Rate Review, and - 3.46% to financial components outside the range of the annual rate review. This result was due to the variation of the Fuel Consumption Account (CCC) between the previous rate cycle and the current - 38.65% cycle and to a corresponding CVA (Account for Compensation of Portion A Variations) of - R$ 72.2 million.

Rate Adjustment

Power rates are undergoing review and realignment (5th and final stage), pursuant to Decree no. 4,667, dated April 4, 2003. In the June 2007 rate increase, ANEEL accomplished the last stage of the rate realignment, aimed at reducing cross-subsidies between customer groups. Thus, the average rate increases were higher for the high voltage rate categories (0.94%) than for the low voltage ones (-1.89%) . However, a comparison between the rates previously and currently in effect shows that the impact on customers’ bills will be negative, - 0.21% on average to high voltage customers and - 2.04% to low voltage customers.

The average rate for sales to final customers in 2007 reached R$ 207.48/MWh, representing a 3.77% drop compared to the rate effective in the previous year. This drop resulted mostly from the 1.22% reduction in the rates to final customers imposed under ANEEL Resolution no. 479/2007, in effect as of June 24, 2007, in addition to the CVA variation.

COPEL Distribution’s Rate Review in 2008

Regulatory Resolution no. 234/2006, which addresses the rate review of power distribution utilities, is currently subject to public review. By April 4, 2008, agents shall submit their contributions for the improvement of the technical notes published by the Regulatory Agency. According to ANEEL, the new rules will be in effect for the second cycle of COPEL’s rate review, which is currently under way, so that this review can be final.

Unlike other utilities, whose rate reviews were limited to additions and subtractions recorded between the first and second cycles, COPEL’s rate review will comprise the 69 kV and 138 kV assets originating from the split of COPEL Transmission. On December 31, 2007, the company in charge of evaluating these assets concluded its field work, within schedule.

2.10 Losses

COPEL’s total power losses reached 7.2% of total available power (42,325 GWh). The calculation took into account technical and commercial losses, including basic network losses and losses under contracts signed by the Company.

Even though COPEL’s commercial losses are low, due to an upward trend, the Company has taken preventive measures, such as inspections to check for illegal connections throughout its concession area.

As an additional preventive measure, COPEL has expanded the number of centralized measuring facilities to 7,000 locations, thus improving service to needy areas and preventing illegal connections.

2.11 Overdue Bills

Since the accounting period of 2003, COPEL has calculated the overdue bill index for power supply to final customers, according to the following calculation method:

Obs.:

1. Bills are deemed overdue if not paid for over 15 days, pursuant to the overdue notice term (ANEEL Resolution no. 456/2000).

2. Losses recognized by the Company are excluded from overdue amounts.

3. The drop in the Overdue Bill Index for Power Supply to Final Customers, from 1.6% in December 2006 to 1.3% in December 2007 was due mostly to the Company’s effort to collect overdue bills from large customers.

4. ANEEL has determined, through Letter no. 2409/2007, that all utilities must publish their overdue bill index pursuant to the methodology established by the Agency, which is presented in the Financial and Economic Performance section of this report.

Overdue Bill Level for Supply to Final Customers (in millions of reais / %)

2.12 Operational Performance and Productivity Indicators

The following table features a summary of COPEL’s operational performance and productivity from 2005 through 2007:

Operational Performance and Productivity Indicators

Technical Data	2007	2006	2005

Number of customers supplied (captive customers)	3,437,061	3,345,315	3,256,564
Number of customers supplied (unregulated)	17	16	20
Number of customers per employee (captive + unregulated ÷number of	412	412	423
employees)
Total Population Supplied (in thousands)	9,974	9,822	9,668
- Urban	8,578	8,411	8,181
- Rural	1,396	1,411	1,487
Number of localities served (municipalities)	1,116	1,111	1,112
Total available power (GWh)	42,325	39,232	39,187
Concession area (km2 )	194,854	194,854	194,854
Generated power (GWh)	18,134	10,358	18,436
Retail market: Captive + unregulated (GWh)	19,984	18,690	18,696
Billed power market: Captive + unregulated + wholesale (GWh)	20,458	19,148	19,147
Power Supply (captive market) – National Market Share (%)	6.8	6.7	6.6
Power Supply (captive market) – Market Share in Southern Brazil (%)	34.2	33.9	33.6
Average Annual Rate to Final Customers (R$/MWh) (excluding PASEP/COFINS and VAT taxes)	207.48	215.60	205.38
- Residential (including low income subsidies paid by Federal Government)	254.65	271.79	268.43
- Industrial (excluding use of the power grid (unregulated customers))	181.38	185.83	162.23

- Commercial	226.67	233.60	233.04
- Rural	150.54	158.61	162.40
Purchased power (GWh)	21,574	21,413	21,781
1. Itaipu Power Plant	4,666	4,665	4,683
2. Initial contracts	---	---	3,990
3. Bilateral contracts (other contracts)	3,635	5,334	4,879
5. PROINFA Program	220	83	-
6. Agreements for Energy Trade on the Regulated Power Market (CCEAR)	13,053	11,332	8,229

Overall power losses (GWh)	2,561	2,553	2,658
Total power losses - percentage of power demand	8.7%	8.6%	8.7%
Technical losses - percentage of power demand	5.3%	7.5%	7.6%
Non-technical losses - percentage of power demand	3.4%	1.1%	1.1%
Billed power (GWh)	20,458	19,148	19,147
Residential customers	5,143	4,826	4,653
Low income	754	746	681
Regular	4,389	4,080	3,972
Industrial customers (including COPEL Generation's unregulated ones)	7,740	7,200	7,639
Captive	6,278	6,021	6,466
Unregulated (supplied by COPEL Generation)	1,462	1,179	1,173
Commercial customers	3,722	3,407	3,231
Rural customers	1,522	1,431	1,389
Public agencies	533	513	494
Public lighting	725	716	704
Public services	576	574	565
Own consumption	23	24	22
Other utilities:	474	458	450
Substations (in number of facilities) (all voltage levels)	371	369	365
Installed substation capacity (MVA) (all voltage levels)	18,678	18,421	16,966
Transmission Lines (km)	7,352	7,210	6,996
Distribution Lines (km)	171,524.45	165,757.00	165,576.00
Distribution transformers (in units)	322,115	315,289	315,289
Sale of power to installed capacity ratio (GWh/MVA * no. of hours/year)	0.50	0.47	0.47
Installed power plant capacity (MW)	4,550	4,550	4,550
Power sold to employee ratio (MWh)	2,394	2,302	2,427
Number of employees	8,347	8,119	7,704
Sale of power (GWh): Percentage of total sales
Residential customers	25.7%	25.8%	24.9%
Low income	3.8%	4.0%	3.7%
Regular	21.9%	21.8%	21.2%
Industrial customers (including COPEL Generation's unregulated ones)	38.7%	38.5%	40.9%
Captive	31.4%	32.2%	34.6%
Unregulated (supplied by COPEL Generation)	7.3%	6.3%	6.3%
Commercial customers	18.6%	18.2%	17.3%
Rural customers	7.6%	7.7%	7.4%
Public agencies	2.7%	2.7%	2.6%
Public lighting	3.7%	3.9%	3.8%

Public services	2.9%	3.1%	3.0%
Own consumption	0.1%	0.1%	0.1%
Other utilities	2.3%	2.4%	2.3%
DEC[1]	14.67	14.79	13.48
FEC[2]	13.27	13.65	13.50

1 DEC indicates the period of time, on average, in which each customer of a given group was deprived of power supply during the assessment period, taking into account outages at least 3 minutes long.

2 FEC indicates the number of outages, on average, each customer of a given group suffered during the assessment period, taking into account outages at least 3 minutes long.

2.13 Corporate Responsibility and Commitment to Stakeholders

2.13.1 Commitment and Dialogue

The third cycle of implementation of Rule AA1000 was postponed until 2008 to allow it to be better aligned with the new model of Management for Sustainability. Thus, in 2007 the stakeholders who were directly and systematically involved with the Company as of the conclusion of this report were: COPEL’s internal audience, customers, suppliers, public agencies, shareholders and investors, society at large, and environmental organizations.

The year of 2007 stood out as a period in which the dialogue with COPEL’s internal audience was intensified, as part of the second cycle of Rule AA1000, with the categorization and the further development of specific interest groups, in order to address critical matters associated to each group, particularly in the areas of racial, ethnic, gender, and disabilities issues.

2.13.2 Dialogue Channels

In 2006, dialogue channels were subject to materiality tests by the groups on relations with stakeholders. The results were consolidated during 2007. The resulting complete matrix of dialogue channels is available at www.copel.com.

Also important is the response to inquiries received through the Contact Us channel, available at the www.copel.com website and through the copel@copel.com e-mail address. COPEL has been committed to promptly responding to every inquiry, an approach which has encouraged further use of this channel by stakeholders. In 2005, we received 35,962 messages, while in 2006 we received 38,161, and in 2007, 44,144, which corresponds to an average of 3,678 electronic messages a month.

Dialogue with COPEL’s Internal Audience

Under the Program for the Promotion of Diversity, in 2007 several contacts were made with groups which represent specific needs and traits within the Company, particularly those connected to racial, gender, and disabilities issues.

The most critical topics were raised by the disabilities group and involve mostly the physical and architectural unsuitability of the Company’s facilities, the lack of translation of events and audiovisual materials for the hearing impaired and of printed materials for the visually impaired, the lack of workforce training to employ people with disabilities effectively, and the achievement of their full potential. These issues will be addressed in specific action plans. One of these will be geared towards the promotion of diversity and another one will focus specifically on accessibility issues.

COPEL maintains an annual Organizational Climate Survey as a direct channel for communication with all employees. The latest surveys indicated the following factors on which COPEL must work collectively to improve performance: Leadership and Professional Growth and Development. As for Leadership, COPEL has launched the Organizational Environment Management Program, designed to address the possibilities of improvement suggested by employees and managers regarding behavior requirements (relationship, leadership, or communication factors) which have an impact on workplace relations in their areas. As for Professional Growth and Development, the Company’s Training and Development and Career and Wage Planning Departments held lectures to raise employees’ awareness about their subject matters.

Dialogue with Suppliers

Since 2005, COPEL has held training sessions for suppliers in which the Company addresses sustainability issues. In that year, discussions were held with a group of 15 suppliers on Corporate Governance and Citizenship. In 2006, through the Paraná Group Ethos Meeting, COPEL carried on the dialogue with suppliers, doing the groundwork for the future construction of a value production chain. In 2007, at the “Manhã Produtiva” event, which was attended by 53 suppliers, the Company consolidated the implementation of this value production chain with the use of the Sustainability and Contract Management indicators from Ethos Institute and observed a high level of maturity among stakeholders.

In the dialogue with suppliers in 2007, they suggested improvements to reduce red tape in bidding processes. A group composed of employees from different departments, which was created in 2006 and charged with the relations with COPEL's suppliers, is currently reviewing this issue. On the other hand, the Company received very positive feedback from its suppliers. The most mentioned aspects were the transparency of the Company’s bid notices, which reflect directly on COPEL’s reliability and credibility, and the high level of service provided by COPEL's employees.

In order to promote more widespread discussion of sustainability issues both in-house and throughout society at large and pursuant to the provisions of State Decree no. 6252/2006 on the consideration of sustainability issues in the procurement of goods and services, COPEL established that dialogue workshops with suppliers will be held in a decentralized manner, after a survey of the most critical topics throughout COPEL’s different areas.

The integration between COPEL and its suppliers is already promoted through contract managers at each regional branch of the Company and through: a) meetings between contract managers and representatives of hired companies to discuss issues involving technical and administrative aspects, workplace safety and health, and applicable environmental and labor legislation, prior to execution of the corresponding agreement; and b) periodic meetings between the Company and the union which represents contractors.

For 2008, COPEL set new goals involving the commitment to permanent dialogue with suppliers, the search for new participants in the aforementioned value production chain, with the enrollment of new companies, and the maintenance of the number of 126 suppliers as the reference number for the completion of the proposed work.

Dialogue with Shareholders and Investors

COPEL maintains an effective channel for communication with its shareholders and investors which comprises its website (www.copel.com/ri), e-mail (ri@copel.com and acionistas@copel.com), a call center (0800-41-2772), and quarterly publications ("Informe RI COPEL", "Quarterly Report", and a Fact Sheet), which are mailed to capital market professionals and shareholders and also made available online at the Company’s website.

COPEL’s Doors Open to You

Developed as a means of establishing dialogue with customers and the community, the “COPEL’s Doors Open to You” Program has consolidated COPEL’s proactive approach towards greater contact and dialogue with the public.

Since its inception in 2005, in compliance with the standards of Rule AA1000 for direct dialogue with stakeholders, the program has held events in all regions of the State which are open to the participation of any interested individual or organization. These events have also been attended by regional and local Company managers. The goal of the program is to provide stakeholders with information about COPEL's operations in each region; to provide commercial support through mobile offices; and to educate people about the safe and efficient use of power, customers' rights and duties, and access to social programs. Informative materials are also distributed. Through this program, COPEL was able to identify within the community the existence of specific doubts about the proper use of power and the demand for certain services.

The Program’s events are made public through invitations to community associations and through advertising in local newspapers and on the radio. In 2007, COPEL held 71 events (surpassing the goal of 70 for the year), which were attended by 3.3 thousand customers.

2.13.3 Surveys among Stakeholders

The main goal of these surveys is to evaluate the quality of the services rendered by the Company, its brand, and its corporate image within its business segment by collecting specific feedback comprising the expectations, opinions, and wishes of stakeholders. The results of these surveys support the strategic decisions by COPEL’s senior management and point out positive aspects and opportunities for improvement. These surveys have been conducted every year or, at worst, every two years, since 1999. In 2006 and 2007, 11 surveys were conducted, covering the following segments: customers and market participants, shareholders, suppliers, internal audience, environmental organizations, society at large, media, government, and regulatory agencies. In 2008, 9 surveys will be conducted.

2.14 Main Certifications and Accolades

Below are COPEL’s most important certifications and accolades:

Award/Accolade/Certification	Sponsor/Certifying Agent

Top of Mind Award in the categories of “Great Companies of Paraná” (seventh time in a row), “Company Where You’d Like to Work", and "Company Most Concerned with Social Issues".	Amanhã Magazine and Bonilha Survey Institute

2nd Ranking 2007, in the category of "Corporations of Paraná”, ranked:
1st place in the Power and Related Products Sector
1st place in Net Income
2nd place in Actual Shareholders' Equity
1st place in Net Operating Revenues
2nd place in Total Assets	Social Studies Foundation of Paraná (FESP), Indicare Institute, Union of Accounting and Support, Inspection, Information, and Survey Companies of Paraná (SESCAP), Federation of Commercial and Corporate Associations of Paraná (FACIAP), and Indústria & Comércio newspaper

Best Social and Environmental Balance Sheets	National Accounting and Financial Consultants/Controllers Network (RENNACON), Indústria & Comércio newspaper, and FESP

1st Ranking of Major Employers, 2007 – 5th largest employer in Paraná	FACIAP, Indústria & Comércio newspaper, and FESP

Platts Top 250 – Global Energy Company: ranked among the 250 best and largest power companies in the world	McGraw-Hill Companies/New York

Top Comm Award 2007, ranked in the top ten in the category of "Corporate Telecommunications"	Top Comm Award

Expo Money Award 2007, in the category of “Respect to Individual Investors”	Expo Money 2007

Corporate Citizen 2007	Regional Accounting Council of the State of Rio de Janeiro, Energy Council of the Industrial Federation of Rio de Janeiro (FIRJAN), and Commercial Federation (FECOMÉRCIO)

Largest and Leading Companies 2007 – 2nd place among the 100 largest companies in Paraná	Amanhã Magazine

Valor 1000 Survey, 2007 – COPEL Generation: 1st place in the electricity sector	Valor Econômico newspaper

IASC 2006 Award – 1st place in the category of " Best Customer Satisfaction Index in Southern Brazil", out of all distribution utilities with over 400 thousand customers	National Electric Energy Agency (ANEEL)

1st Corporations Ranking (2006), in the following categories:
1st place in Net Income
1st place in Actual Shareholders' Equity
1st place in Net Operating Revenues
1st place in Total Assets
Largest Company in the Power and Related Products Sector	FESP, National Accounting and Financial Consultants/Controllers Network (RENNACON), and Indústria & Comércio newspaper

3. CORPORATE GOVERNANCE

COPEL has constantly striven to improve the application of good practices in corporate governance, which is, to COPEL, the system by which companies are run and monitored, comprising relations between shareholders, the board of directors, the board of officers, independent auditors, and the fiscal council.

The Company has adopted as a standard the Good Practices Code proposed by the Brazilian Institute of Corporate Governance – IBGC. Good corporate governance practices at COPEL are based on the principles of transparency, equity, accountability, and responsibility towards all stakeholders, with a view to increasing the Company’s value and contributing to its perpetuity. To ensure that these principles are present in COPEL’s guidelines, the Board of Directors, which represents shareholders, plays a significant role within the Company, which comprises, in particular, the establishment of strategies, the election of the Board of Officers, the inspection and the evaluation of management performance, and the choice of independent auditors, thus preventing abuse of power, strategic mistakes, or fraud in the use of privileged information to one's own benefit and/or in conflicts of interests.

Accordingly, COPEL’s management strives to contribute to the Company’s perpetuity, with a long-term approach to the pursuit of economic, social, and environmental sustainability; to improve relations and communication with all stakeholders; to minimize strategic, operational, and financial risks; and to add value to the Company, making its capital raising strategy viable.

Admittance to BOVESPA’s Level 1

COPEL’s Board of Directors, at its 117th Ordinary Meeting on June 14, 2007, approved a proposal by the Board of Officers to make COPEL a member of the Level 1 of BOVESPA’s Special Listing Segments. This process is still underway, and the Company shall sign the corresponding agreement with BOVESPA in early 2008. Level 1 membership will attest to the positive result of the Company's restructuring, which began in 2003, and to the substantial improvement in management, and will demonstrate the commitment by the controlling shareholder and by the senior management of the Company to support the best corporate governance practices based on the principles of transparency, equity, accountability, and corporate responsibility, with a view to corporate sustainability, to COPEL's participation in BOVESPA’s Select Corporate Governance Index (IGC), and to continued participation in other major indicators which feature the Company.

In light of the fact that sustainability rests on economic, social, and environmental bases, the adoption of these principles ensures, from an economic standpoint, the reduction of strategic, operational, and financial risks, adding value to the Company and making capital raising viable. Socially, these principles help build a more equitable society. Environmentally, these principles ensure the implementation of integrated environmental programs and projects and anticipate the externalities of COPEL’s activities, under the commitment to leaving a positive legacy for future generations.

3.1 Corporate Governance Structure and Good Practices

3.1.1 COPEL Transmission’s Split

In compliance with the power sector legislation and with Authorization Resolution 1.120/07, on December 1, 2007, COPEL Transmission was split; the assets rated 69 kV and 138 kV were transferred to COPEL Distribution, and the assets rated 230 kV or higher were transferred to COPEL Generation, whose name was changed to COPEL Generation and Transmission. The date set for this split met the schedule for COPEL Distribution's rate review, allowing the transferred assets to be properly recognized as part of Portion B of rate costs.

This operation meets all legal requirements and is part of the process of implementation of the best corporate governance practices throughout COPEL. It also aims to simplify the organizational structure of the Company and its subsidiaries and to reduce costs, thus yielding administrative, economic, and financial rationalization and benefits through the cut of combined operational expenses.

3.1.2 COPEL Corporate Partnership’s Split

COPEL requested ANEEL authorization to split and later on terminate COPEL Corporate Partnerships, transferring its assets to Companhia Paranaense de Energia (COPEL’s Parent Company) and to COPEL Generation and Transmission.

The guidelines for this corporate transaction are set in article 8 of Law no. 10,848/2004, which introduced changes to article 4 of Law no. 9,074/1995. COPEL Corporate Partnerships’ subsidiaries and investees will be transferred to COPEL, while power generation and transmission consortia will be transferred to COPEL Generation and Transmission. The split is currently under review by ANEEL, which has indicated it is in favor of this transaction, through Letter no. 1,940/2007-SFF/ANEEL.

3.1.3 Organizational Chart

The diagram below features the organizational structure and the official committees and councils responsible for supervising, implementing, and auditing COPEL’s economic, environmental, social, and related policies:

In 2007, COPEL made further progress in improving its corporate governance practices by incorporating additional actions set forth in the IBGC code, such as the adoption of self-evaluation by the Board of Directors and the Board of Officers, in addition to having adopted, in 2006, self-evaluation by the Audit Committee. The Company also made improvements to the Material Information Disclosure Policy, to the Company-Issued Stock Trading Policy, and to the operation of the Permanent Committee for the Disclosure of Material Acts and Facts, and launched the Sustainability and Corporate Citizenship Policy, based on COPEL's mission statement, on its corporate values - which underpin its strategic frame of reference, and on the principles of the Global Compact. Likewise, COPEL improved its corporate integrity system, which offers to all stakeholders the opportunity to express themselves and ensures ethical, transparent, responsible, and impartial treatment of issues involving the application of COPEL's corporate policies.

In this context, the Company also made widely public its new intranet page about corporate governance and the procedures for improving its practices by means of managerial seminars.

3.2 General Shareholders’ Meeting

The General Shareholders' Meeting is the forum in which shareholders exercise their power to decide on all matters connected to the Company’s corporate purpose and to take measures deemed convenient for its defense and its accomplishment.

The General Shareholders’ Meeting is held in the first third of each year. Shareholders may convene, however, whenever deemed necessary, at Extraordinary Shareholders' Meetings, which have usually been held twice a year.

3.3 Board of Directors

The role and the powers of the Board of Directors are set forth by its own charter, by COPEL’s bylaws, and by the Corporate Law. All members of the Board are elected for simultaneous two-year terms, and may be reelected. One of its members is a Company employee, appointed by the other employees, and two others are appointed by BNDES Participações S.A. – BNDESPAR, on account of a shareholders’ agreement. Among chief officers, only the Chief Executive Officer is a member of the Board of Directors, acting as chairman of the Board. The positions of chairman of the Board of Directors and Chief Executive Officer are held by the same person.

Out of the nine members of the current Board of Directors, six are considered independent, pursuant to the Sarbanes-Oxley Act, one of whom is a financial expert and chairman of the Audit Committee, a permanent advisory body, which reports directly to the Board.

In 2007, a formal mechanism for the periodic evaluation of the Board of Directors and/or its members individually was created. Regular meetings of the Board of Directors are held four times a year. Members may convene, however, whenever deemed necessary, at extraordinary meetings of the Board, which have usually been held twice a year. There are no specific rules or requirements concerning economic, environmental, and social issues. Company management takes these concerns into account in the decision-making process, and material issues, on account of subject matter or figures involved, are submitted to the Board of Directors.

3.4 Audit Committee

The Audit Committee is composed of three independent members who are also members of the Board of Directors, pursuant to the Sarbanes-Oxley Act, and who hold two-year terms. Among its duties, set forth in the Sarbanes-Oxley Act and in its charter, the Committee is responsible for reviewing and supervising the process of preparation of quarterly and annual financial statements and the internal control and risk management procedures, ensuring their quality and efficiency. In the performance of its duties, the Committee must report to the Company’s Board of Directors any violation of legal and regulatory rules which may place the continuity of COPEL’s business at risk.

The Audit Committee holds quarterly meetings with the Fiscal Council, to review the Company's financial statements. Regular meetings of the Committee take place every two months. Members may, however, whenever deemed necessary, call a meeting with the chief officers of the Company, with independent auditors, and with internal audit members to verify the implementation of their recommendations or to obtain answers to any inquiries, including any issues involving the planning of audit work, the suitability of the resources allocated to any such audit, and any other issues deemed material.

The Committee evaluates such aspects as efficiency in the use of resources and in setting controls that protect the Company against potential losses in light of the risks of the respective activities; the issue of reports on the suitability of reporting and decision-making processes; and compliance of the Company’s operations and businesses with the law, regulations, and respective policies.

3.5 Fiscal Council

The members of the Fiscal Council are also elected at a general shareholders’ meeting. It is a permanent body composed of five members and five alternates, who hold one-year terms. Three members are appointed by the controlling shareholder, one by minority holders of common shares, and another one by minority holders of preferred shares. Its role and powers are set forth by COPEL’s by-laws, by its own charter, and by the Corporate Law. The Fiscal Council convenes quarterly to carry out its main duty, which is to review and report on the Company’s quarterly and annual financial statements. Under special circumstances, however, it may assemble to address other issues within their powers, whenever necessary, provided it is summoned by its chairman. The members of this Council, or at least one of them, participate in general shareholders’ meetings, in Board of Directors’ meetings, and in Audit Committee’s meetings which address matters within their powers.

3.6 Board of Officers

The six members of the Board of Officers are elected by the Board of Directors for three-year terms. They are responsible for executive duties within the Company, and are exclusively charged with representing it. Their individual powers, duties, and responsibilities are set forth by the Company’s by-laws, and their conduct is regulated by an internal charter. The Board of Officers holds regular meetings on a weekly basis and, under special circumstances, at the request of the Chief Executive Officer, of the Board itself, or of any officer. The compensation of executive officers is not tied by the Company to the achievement of financial and non-financial goals.

3.7 Code of Conduct

In 2003, COPEL implemented its Code of Conduct, based on its corporate values and culture. This tool has been consolidated dynamically, in a way that reflects the integrity of its procedures on all its relations, be them internal, with the workforce, or with all other stakeholders. Its articles and sections have been discussed with stakeholders, including managers, employees, suppliers, clients, shareholders, and consumers.

In 2007, COPEL provided 8,792 hours of training in the area of sustainability which included the presentation of information about the Code of Conduct, human rights, and the Company’s corporate values, with the participation of 748 employees.

Last year, the Code of Conduct was published in the Corporate Governance section of COPEL’s website (www.copel.com) and it is currently under public review for validation of the final version by the Ethical Guidance Council. New employees receive an ethics kit, which contains the full code of ethics and a booklet on the use of the Confidential Reporting Channel.

3.8 Ethical Guidance Council

The Ethical Guidance Council’s goal is to discuss and to guide COPEL's actions and to review any cases submitted to it, making recommendations in order to ensure that the Company is permanently in compliance with sound moral principles in the conduct of business, striving to make public and to effectively enforce the Code of Conduct among COPEL’s workforce. The Council is composed of nine members, eight of which are Company employees, and it is coordinated by a representative of civil society, which ensures greater transparency and participation by stakeholders. In 2007, the Ethical Guidance Council held seven meetings to discuss, to guide COPEL's actions, and to review cases submitted to it.

3.9 Confidential Reporting Channel

COPEL maintains a policy to receive confidential reports on violations of the Code of Conduct, of legal provisions, and of internal rules concerning accounting, internal controls, or applicable audit issues. These reports are received through the Confidential Reporting Channel, which operates under the responsibility of the Audit Committee and of the Board of Directors.

Reports are received and registered by the Ombudsman’s Office and later addressed by Internal Audit, or, at its discretion and under its supervision, by a manager responsible for the subject matter at hand, in an ethical, legal, and confidential manner.

The adopted policy complies with the Company's corporate governance procedure improvements and with the requirements of the Sarbanes-Oxley Act for the Audit Committee, encouraging the responsible and confidential use by stakeholders and ensuring non-retaliation. The Confidential Reporting Channel received 49 reports in 2007, related mostly to cases of improper use of Company resources and of harassment, particularly those of moral nature, but none of which could materially affect COPEL's results. The Confidential Reporting Channel is available by phone (0800-643-5665), mail (Mailbox 5505, Postal Code 80231-970, Curitiba-PR), or in person, at the Company’s Ombudsman’s Office.

3.10 Permanent Committee for Disclosure of Material Acts and Facts

The Committee for Disclosure of Material Acts and Facts was set up with the goal of preserving the image and the credibility of COPEL among shareholders, investors, analysts, and capital market professionals, in addition to promoting the disclosure and distribution of information in a proactive, transparent, complete, and equitable manner, in compliance with the applicable legal and regulatory requirements. The Committee is composed of at least two representatives from the Chief Finance and Investor Relations Office, two representatives from the Chief Executive Office, one representative from the Chief Legal Office, and a chairman. The main duty of the Committee is to assist the Chief Financial and Investor Relations Officer in enforcing COPEL’s Disclosure Policy. Its members are charged with reviewing and approving the information to be disclosed to the capital markets by any means.

3.11 Relations with Shareholders and Investors

COPEL has 26,352 shareholders, who hold the Company’s share capital, in the amount of R$ 4.460 million, represented by 273,655 thousand shares with no par value.

The Chief Financial and Investors Relations Office was visited during the year by a significant number of shareholders, investors, and capital market analysts from Brazil and from abroad. The Company also participated in conferences, seminars, and meetings, and took a road show to the main financial centers of Brazil, Europe, and North America.

After the enactment of Law no. 9,249/1995, COPEL has adopted a policy of partially or fully replacing distributions of dividends with distributions of interest on capital. The minimum distribution equals 25% of the adjusted net income, pursuant to article 202 and subsequent paragraphs of Law no. 6,404/1976, in the following order:

  Class A preferred shares shall have dividend priority of at least 10% a year, to be distributed equally among them, calculated based on the class’ outstanding share capital at the end of the fiscal year;

  after the deduction of amounts distributed to class A preferred shares, provided there are still amounts available, class B shares shall have dividend priority, to be distributed equally among them, calculated proportionally to the class’ outstanding share capital at the end of the fiscal year; and

  should there remain any amounts to be distributed after the deductions of dividends to class A and class B preferred shares, common shares shall be assigned an amount calculated proportionally to the class’ outstanding share capital at the end of the fiscal year.

The amount calculated for distribution to each preferred share, regardless of class, shall be at least 10% higher than the amount calculated for each common share, pursuant to section II of the first paragraph of article 17 of Law no. 6,404/1976, as amended by Law no. 10,303/2001.

Preferred shares shall be entitled to voting rights if, for three consecutive fiscal years, they are not paid minimum dividends or interest on capital as they are entitled.

3.12 Distribution of Dividends and Interest on Capital

(thousands of R$)	2007	2006	2005	2004

Approved at GSM on	17.04.2008	27.04.2007	27.04.2006	25.04.2005
Payment date	16.06.2008	26.06.2007	19.06.2006	24.06.2005
Income	1,106,610	1,242,680	502,377	374,148
% of income	25	25	25	26

Common Shares	135,397	142,132	62,089	48,435
Class A Shares	649	565	512	514
Class B Shares	131,704	138,253	60,394	47,112
Distributed Total	267,750	280,950	122,995	96,061

3.13 Reverse stock split

On July 2, 2007, COPEL’s Shareholders' Meeting approved the reverse stock split of all the shares representing the Company’s share capital, in a 1.000 (one thousand) to 1 (one) ratio. COPEL’s share capital is now represented by 273,655,375 shares, with no par value, out of which 145,031,080 are common shares, 398,342 are class A preferred shares, and 128,225,953 are class B preferred shares. The Company’s total share capital value remained unchanged.

COPEL also changed the ratio of shares traded on the New York Stock Exchange - NYSE (each ADR/ADS now corresponds to 1 share) and on LATIBEX (each XCOP now corresponds to 1 share).

COPEL’s reverse stock split has been in effect since August 6, 2007.

3.14 Shareholders’ Agreement

The Company is subject to a shareholders' agreement between the State of Paraná and BNDES Participações S.A. – BNDESPar, which grants BNDESPar the right to appoint two members of COPEL’s Board of Directors and to have prior knowledge of corporate matters submitted to the Board and to the General Shareholders’ Meeting.

3.15 BOVESPA Indicators

The securities issued by COPEL are part of the following indicators measured by BOVESPA:

  IBOVESPA – the most important indicator of average stock performance on the Brazilian stock market. Its importance results from the fact it reflects the behavior of the most traded stocks at BOVESPA. This index has suffered no disruptions throughout its history and has not undergone any methodological changes since its inception, in 1968.

  IEE – the first industry-specific index by BOVESPA, the Electric Energy Index (IEE) was launched in August 1996, with the goal of tracking the performance of the electric power sector. Thus, it has become a tool for the evaluation of the performance of portfolios which are specialized in this industry.

  IBrX 50 – this index assesses the total profitability of a theoretical portfolio composed of 50 securities selected among the most traded at BOVESPA for their liquidity, weighed against the market value of all free floating shares. It was conceived to provide a reference to investors and portfolio managers and to allow the issue of derivatives (futures, futures options, and index options).

  ISE – the Corporate Sustainability Index (ISE) reflects the return on a portfolio comprising stock from companies which are renowned for their commitment to corporate social responsibility and sustainability and promotes best practices within the Brazilian corporate environment.

3.16 Auditing

3.16.1 Internal Audit

Since 2005, COPEL’s Internal Audit has been subordinated to the Audit Committee, and its activities are conducted in compliance with the rules of the Institute of Internal Auditors – IIA and of the Brazilian Institute of Internal Auditors - Audibra, according to which Internal Audit shall help the Company achieve its goals by adopting a systematic and disciplined approach towards the assessment and improvement of risk management, control, and corporate governance processes.

As far as risk management and controls, Internal Audit helps the Company identify and assess significant exposure to risks and contribute to the continuous improvement and maintenance of such systems.

As far as corporate governance, these rules determine that Internal Audit shall evaluate and make suitable recommendations for the improvement of the corporate governance process, contributing to the promotion of ethics and of appropriate values within the Company, ensure the efficient management of corporate performance and accountability, report efficiently any information concerning risks and control, and support the information exchange between the external and internal auditors and senior management.

3.16.2 External Audit

Pursuant to CVM Instruction no. 381, dated January 14, 2003, the Company and its wholly-owned subsidiaries have engaged Deloitte Touche Tohmatsu Auditores Independentes for the rendering of financial statement auditing services. Since its engagement, Deloitte Touche Tohmatsu has only rendered services related to independent auditing. In its relations with independent auditors, the Company makes sure not to hire any other consulting services which may interfere with the independence of the external auditing work.

In order to comply with the requirements of the Sarbanes-Oxley Act, as of 2005 the main controls over the cycles which may cause errors in the financial statements, above the level of materiality, are tested by both the internal and external audit teams. As a measure of corporate governance, the internal audit procedures for the conduction of these tests are evaluated by the external auditors.

3.17 Risk Management

The Company’s Risk Management and Control Policy, designed in 2006, set forth the systematic integration of the risk management and internal control processes, which will be evaluated according to the methodology established by the Committee of Sponsoring Organizations of the Treadway Commission – COSO.

In 2007, COPEL, with the support of specialized consultants, began implementing the Integrated Management of Corporate Risks, which involved the following activities:

  planning for the implementation of risk management;

  evaluation of the current risk management process and assessment of opportunities for improvement;

  identification and evaluation of the main risks tied to the Company’s growth objectives and to environmental and land issues;

  evaluation of the controls and mitigation actions related to these risks;

  study for the integration and alignment of risk management with other existing initiatives: the Sarbanes-Oxley Act, the process management and standardization according to the International Organization for Standardization (ISO), the Balanced Score Card (BSC), Guideline-Oriented Management, Model for Management Excellence, and development of corporate information systems.

3.17.1 Asset Risks – Insurance of Property and Rights

COPEL maintains an Asset Insurance and Risk Management Committee, whose goals are:

  to conduct and develop studies aimed at the establishment of an insurance and risk management policy for the main areas of COPEL and of its wholly-owned subsidiaries;

  to determine, within each relevant area of the Company, the property and rights that must be insured, by means of assessments, identification, and risk analysis, past experiences and records, by sorting property and rights by type, features, and insurance premium expenses during each period – employing auxiliary parameters related to each type of risk for development in cooperation with each relevant area -- and to establish preventive techniques and inspections for the detection of any potential damages to Company property; and

  to promote and maintain the adopted policy.

Based on the recommendations of this Committee and seeking to comply with the applicable insurance legislation and with Law no. 8,987/95, which sets forth the statute of public service concessions and permissions pursuant to article 175 of the Federal Constitution, COPEL purchases insurance coverage for its assets and facilities and for the reparation of involuntary damages caused to third-parties.

The main types of insurance acquired by COPEL are: insurance against specified risks, against fire in Company-owned and leased facilities, against general civil liability, against engineering risks, against miscellaneous risks, and insurance for domestic and international transport. Additional information about insurance acquired by COPEL can be found in Note 39.

3.18 Principle of Precaution

The principle of precaution is principle 15 of the Rio Declaration (United Nations, 1992), according to which whenever there is a threat of serious or irreversible damage the lack of full scientific certainty will not be used as an excuse to postpone efficient measures, cost-wise, to prevent environmental degradation. The concept of the principle of precaution was developed in Germany in the 70's and has become widely accepted by the European Union and by international law. The essence of this principle, while addressing issues inherent to the environment as important, is to attribute to the State its execution, according to its capacity, in the event of potentially serious or irreversible damages.

COPEL has pioneered in Brazil the preparation of Environmental Impact Studies and Environmental Impact Reports, for the construction of the Governor Ney Braga Power Plant, inaugurated in 1992. Since then, environmental studies have been increasingly more thorough. The Basic Environmental Plan for the Governor José Richa Power Plant, inaugurated in 1998, comprised 26 environmental programs, and the total social-environmental cost associated with the project corresponded to 21% of its overall cost, leading the Company to win several international awards for its work to resettle all affected families. All actions are based on an environmental management model underpinned by the principles of COPEL’s Corporate Citizenship and Sustainability Policy, which is available online at www.copel.com and is fully compliant with the five corporate values of the Company’s strategic frame of reference, with the eight Millennium Goals, and with the ten principles of the UN Global Compact.

Factors such as the commitment to the appreciation, conservation, and defense of the environment and to wide social inclusion and justice; a proactive approach towards the law; the promotion of the sustainable development of the communities with which the Company interacts; dialogue, communication, and transparency; respect to social-environmental dynamics; continuous improvement actions; internal development of individual accountability, by educating the workforce so that they commit to an approach marked by respect and accountability towards all stakeholders; and appreciation of diversity in all of its multiple aspects are what makes COPEL a company truly committed to social-environmental issues, from the application of the principle of precaution, which results in the minimization of the environmental risks posed by its operations, to the mitigation or compensation of environmental impacts caused by the construction of new power facilities.

3.19 Information Technology

In 2007, COPEL’s Information Technology area carried on the strategy of alignment of its systems with the Company’s business processes, basing the development of new solutions on business process modeling, in order to improve controls and achieve greater quality and productivity gains.

For the modeling of its IT processes, COPEL has employed the Control Objectives for Information and Related Technology (COBIT) models, established by the IT Governance Institute and by the IT Infrastructure Library (ITIL), as well as by the Central Computer Telecommunications Agency (CCTA), for service management. COPEL’s strategy also includes compliance with the State Government's IT policy, continuous improvement of the safety and availability of services, and cost reduction.

While pursuing solutions for COPEL’s business needs, the IT area has made great efforts to upgrade its systems and infrastructure, employing such programs as Mosaico, Maestro, SASE, Pilares, and Migrageo.

4. ECONOMIC AND FINANCIAL PERFORMANCE

4.1 Net Operating Revenues

In 2007, Net Operating Revenues increased R$ 533.5 million, or 10.9%, over the year of 2006. This variation resulted from:

1) the 7.4% growth of Revenues from Sales to Final Customers, which increased, despite the 1.2% rate reduction in June 2007 (against a 5.1% average increase in 2006), on account of a 6.8% increase in billed consumption, to 20,458 GWh;

2) the 5.9% growth of Revenues for Sales to Distributors, due mostly to increased revenues from contracts signed at auctions, particularly new contracts for the period from 2007 to 2014, and to rate increases under other existing agreements;

3) the 2.8% increase in the Revenues for Use of the Power Grid, on account of the increased use of the distribution system, of rate increases authorized by ANEEL, and of increased power transported through COPEL’s lines;

4) the 7.5% increase in Revenues from Distribution of Piped Gas, due to increased revenues from transactions with third-parties;

5) the 10.1% increase in Telecommunications Revenues, due to the increase in data communication services, thanks to new customers and to more connections used by existing customers; and

6) the 193.4% increase in Other Operating Revenues, on account of higher revenues from leases and rents (R$ 84.9 million, of which R$ 79.1 million are from the lease of the Araucária Thermal Power Plant to Petrobras) and of higher revenues from services (R$ 33.1 million, of which R$ 26.1 million are from COPEL Generation services and from services rendered to Petrobras in connection with adjustments to the Araucária facility for the beginning of commercial power generation).

Deductions from Revenues fell on account of a R$ 74.0 million reduction in customer charges, due mostly to a lower amount under the Fossil Fuel Consumption Account (CCC), and of a R$ 39.2 million reduction in COFINS and PIS/PASEP charges, which were offset by a VAT increase of R$ 79.1 million.

4.2 Operating Expenses

Operating expenses reached R$ 3,814.8 million in 2007, against R$ 3,285.2 million in 2006. This variation was influenced mostly by:

1) a 13.3% increase in Depreciation and Amortization Expenses, on account of the addition of new assets to property, plant, and equipment in service, particularly the Araucária Thermal Power Plant, which was consolidated in June 2006 and accounted for R$ 49.4 million in 2007 (R$ 26.7 million in 2006), and ELEJOR's Fundão Power Plant, which accounted for 16.3 million (R$ 10.2 million in 2006);

2) a 14.2 million increase in Expenses with Third-Party Services, mostly on account of higher expenses with power line maintenance, power system maintenance, and access to satellite communications, offset by lower expenses with technical, scientific, and administrative consulting, civil maintenance services, and data processing and transmission. For more information, refer to Note 31;

3) a R$ 323.1 million increase in Provisions and Reversals, composed of Provisions for Contingencies of R$ 246.3 million (in 2006, there was a reversal of R$ 146.2 million) and of Provision for Doubtful Accounts, under which there was a reversal of R$ 3.9 million in 2007 (whereas there was a provision of R$ 65.5 million in 2006), due mostly to the agreement between COPEL and the State Government on the renegotiation of electricity bills and Luz Fraterna Program amounts;

4) a R$ 40.9 million increase in Other Operating Expenses, due to the R$ 34.6 million increase in Financial Compensation for Use of Water Resources (CFURH) and to the R$ 7.1 million increase in Concession Charges – ANEEL grant; and

5) a R$ 7.8 million increase in Personnel Expenses, due to the hiring of 645 employees and to the 5.5% wage increase, pursuant to the Company’s collective bargaining agreement. For more information, refer to Note 31;

6) a drop in Pension and Healthcare Plans, on account of an actuarial gain detected in the 2007 actuarial report;

7) a 96.8% decrease in Raw Materials and Supplies for Power Generation, due mostly to the accounting of the debt renegotiation signed by Compagas and Petrobras in 2006, which was a non-recurring event. In September 2007, a R$ 29.9 million reversal was recorded, in connection with the provision for PASEP and COFINS taxes levied on the effects of the Petrobras agreement in May 2006. This reversal was based on an official response to an inquiry addressed by the Company to the Federal Revenue Service, which recognized that the levy of these taxes on the reversal of the purchase of natural gas for power generation was undue; and

8) a 25.3% reduction in natural gas and related supplies, due to the lease of the Araucária Thermal Power Plant, which caused COPEL to stop acquiring gas for the operation of the facility.

COPEL recorded a R$ 10.6 million increase in the expense recovery item, on account of higher recovery of charges for the use of the power grid and of overdue bills written off against the provision for doubtful accounts.

4.3 EBITDA

Earnings Before Interest, Taxes, Depreciation, and Amortization – EBITDA reached R$ 2.0 billion, a figure 2.7% higher than the one recorded in 2006, with a 37.4% margin, which was lower than the previous year (40.4%) . The table below features EBITDA figures for 2007 and 2006:

Item	In 2007	In 2006
	In thousands of R$	In thousands of R$

Depreciation and amortization	422,049	372,395

Operating Income (Losses)	1,607,280	1,603,393

EBITDA	2,029,329	1,975,788

Net Operating Revenues (NOR)	5,422,126	4,888,615

EBITDA Margin - %(1)	37.4	40.4

(1) EBITDA/Net Operating Revenues

EBITDA History

4.4 Financial Income (Losses)

Financial Income (Losses) was mostly affected by the following:

  a R$ 333.2 million reduction in Financial Revenues compared to the previous year, due mostly to the accrual, in 2006, of two non-recurring events: a R$ 283.2 million discount obtained in the renegotiation of the debt to Petrobras, and a R$ 22.4 million gain in transactions with derivatives. Another contributing factor was the reduction in penalties on overdue bills, due to the present value adjustment of these amounts. On the other hand, monetary variations of the CRC balance increased, as they were restated according to the IGP-DI inflation index, which was 7.9% from January through December 2007; and

  a reduction in Financial Expenses, thanks to more favorable exchange variations applicable to loans denominated in foreign currencies, as the real appreciated 17.1% against the U.S. dollar in 2007 and 8.7% in 2006, and 11.8% against the Japanese Yen in 2007 and 9.5% in 2006, and to lower charges on account of the payment of the 2nd and 3rd issues of debentures in February 2007.

4.5 Indebtedness

Both long and short-term indebtedness suffered variations in 2007 due to the raising of R$ 346.5 million, of which R$ 329.6 million correspond to the issue of Commercial and Industrial Credit Notes.

Payments in 2007 amounted to R$ 1,122.4 million, of which R$ 817.6 million correspond to amortization of principal amounts, and R$ 304.8 million to charges. Out of these amounts, R$ 717.7 million in amortization of principal amounts and R$ 229.5 million in charges correspond to debentures.

4.6 Net Income

In 2007, COPEL recorded net income of R$ 1,106.6 million, a figure 10.9% lower than that recorded in 2006 (R$ 1,242.7 million). This performance resulted in a rate of return on shareholders’ equity of 18.0% (net income ÷ shareholders’ equity – net income), with a 25.4% drop compared to 2006.

Even though there was a reduction in net income, COPEL performed well operationally, as attested by its revenue growth. One must keep in mind that the result for 2006 was positively affected by non-recurring events, namely the agreement signed by COPEL, Petrobras, and Compagas, in the amount, net of taxes, of R$ 416.4 million, and the reversal of the COFINS tax provision, in the amount, net of taxes, of R$ 130.4 million. For purposes of comparison only, if these two non-recurring amounts were not taken into account, net income in 2006 would have been R$ 695.9 million.

4.7 Added Value

In 2007, COPEL recorded R$ 5.2 billion in Total Added Value, a figure 7.1% or R$ 0.4 billion lower than the one recorded in 2006. However, it is important to point out that the Company distributed a significant amount to the government, boosting the State economy with approximately R$ 3.0 billion resulting from tax collection, wages, earnings retained by the Company, and the State Government's interest, representing 56.2% of the total amount distributed by COPEL.

Item	In 2007 (in	In 2006 (in
	thousands of R$)	thousands of R$)

Value added tax (VAT)	1,512,346	1,430,935
Other State and municipal taxes	4,564	4,270
Personnel (does not include Social Security)	523,217	601,554
Retained earnings	838,860	961,729
31,1% of return on invested capital(1)	62,200	38,253

Total	2,941,187	3,036,741

(1) Percentage corresponding to the State Government’s share

Added Value Distribution Breakdown

Sales of power, services, and other revenues	2007	%	%	2006	%
In thousands of R$ except where otherwise noted			2007-2006

Sales to Final Customers	2,747,680	34.7	7.4	2,558,481	34.5
Residential	660,166	8.3	6.6	619,229	8.3
Residential – low income	216,121	2.7	(5.3)	228,215	3.1
Industrial	985,685	12.4	12.7	874,809	11.8
Commercial	570,418	7.2	8.7	524,875	7.1
Rural	113,720	1.4	4.3	109,057	1.5
Public agencies	82,165	1.0	4.0	79,042	1.1
Public lighting	63,518	0.8	(0.1)	63,594	0.9
Public services	61,992	0.8	3.9	59,660	0.8
Network charge adjustment share	(6,105)	-	-	-	-
Sales to Distributors	1,367,595	17.3	5.9	1,290,976	17.4
Short-term power – CCEE	69,238	0.9	(56.2)	158,015	2.1
Other bulk supply contracts	1,298,357	16.4	14.6	1,132,961	15.3
Use of the power grid	3,316,963	41.9	2.8	3,225,414	43.5
Telecommunications revenues	63,893	0.8	10.1	58,054	0.8
Distribution of piped gás	244,080	3.1	7.5	227,081	3.1
Other operating revenues	179,883	2.3	193.4	61,320	0.8

Total	7,920,094	100	6.7	7,421,326	100

Government	2007	%	%	2006	%
In thousands of R$ except where otherwise noted			2007-2006

Federal Government	1,729,045	53.3	(8.4)	1,887,272	56.8
Social charges – INSS	112,649	3.5	(0.6)	113,341	3.4
Income tax and social contribution	460,315	14.2	(17.5)	557,678	16.8
PIS/PASEP taxes	91,280	2.8	(7.6)	98,775	3.0
COFINS tax	415,162	12.8	(7.4)	448,539	13.5
CPMF and IOF taxes	57,515	1.8	24.7	46,124	1.4
Other federal taxes	991	-	(60.8)	2,526	0.1
Customer charges:	591,133	18.2	(4.7)	620,289	18.7
Global Reversal Reserve (RGR)	61,105	1.9	5.5	57,927	1.7
Energy Development Account (CDE)	184,294	5.7	11.2	165,676	5.0
Fuel Consumption Account (CCC)	179,071	5.5	(35.6)	278,051	8.4
Research and Development and Energy Efficiency
- R&D	56,347	1.7	7.8	52,265	1.6
Financial compensation for use of water resources
- CFURH	73,938	2.3	87.8	39,377	1.2
Electric energy service inspection fee -
TFSEE	17,246	0.5	7.7	16,013	0.5
System Service Charges – ESS	19,132	0.6	74.3	10,979	0.3
State Government	1,513,380	46.6	5.6	1,432,512	43.1
VAT (on sales to final customers)	1,507,882	46.5	5.5	1,428,729	43.0
IPVA tax, tolls, and other taxes and charges	1,035	-	(34.4)	1,577	-
VAT	4,464	0.1	102.3	2,206	0.1
Municipal Governments	3,530	0.1	31.1	2,693	0.1
ISSQN (tax on services)	2,571	0.1	55.7	1,651	-
IPTU tax, contributions, and other taxes and charges	959	-	(8.0)	1,042	-

Total	3,245,955	100	(2.3)	3,322,477	100

The full Statement of Added Value, in greater detail, is featured herein, together with the notes to the financial statements (Annex II).

4.8 Stock Performance

As reported by BOVESPA, the closing price of COPEL’s common shares on the last trading day of the period was R$ 29.50 per share (a 37.2% appreciation), class A preferred shares were traded at R$ 31.00 per share (a 37.3% appreciation), and class B preferred shares were traded at R$ 26.80 per share (a 7.2% appreciation), while the Ibovespa and IEE indicators increased 43.6% and 23.7%, respectively. As reported by the New York Stock Exchange (NYSE), the closing price of COPEL’s common shares (ELPVY) on the last trading day of the period was US$ 16.30 per share (a 64.3% appreciation), and class B preferred shares (ELP) were traded at US$ 15.09 per share (a 29.5% appreciation), while the Dow Jones index increased 6.1% . As reported by Latibex (the Market for Latin-American Securities in Euros), linked to the Madrid Stock Exchange, the closing price of COPEL’s class B preferred shares (XCOP) on the last trading day of the period was € 10.48 per share (an 18.3% appreciation), while the Latibex index increased 56.8% .

4.9 Economic Value Added - EVA

Economic Value Added – EVA represents economic profit, i.e., how much wealth the company created with the capital employed in its operations, after deducting the return on this capital.

COPEL has maintained in the past few years a good Operating Return on Investments, with a rate of 16.6% in 2007. This was the main contributing factor to adding value to shareholders in the amount of R$ 480.2 million, indicating the Company is indeed focused on creating value by obtaining return on investments made in previous years, which are now operational.

The 12% rate of return on capital was maintained since it suits the Brazilian power sector standards, in light of a Beta index of 1.01.

STATEMENT OF ECONOMIC VALUE ADDED
As of December 31, 2007 and 2006
(In millions of reais)

		Consolidated

	2007	2006

1. Sales	7,920.1	7,421.3
2. Operating costs and expenses	(6,312.8)	(5,817.9)
3. Equity in investees and subsidiaries	1.6	(6.2)
4. Financial revenues	396.0	729.2
5. Income tax and social contribution on profits generated by assets	(577.5)	(715.1)
6. Operating income generated by assets, net of taxes	1,427.4	1,611.3

7. Operating margin ( 6 ÷1 )	0.1802	0.2171

8. Third-party capital	2,102.5	2,662.0
9. Own capital	6,519.1	5,717.9
10. Capital eligible for return - ( 8 + 9 )	8,621.6	8,379.9

11. Capital turnover ( 1 ÷ 10 )	0.9186	0.8856

12. Operating Return on Investment ( 7 x 11)	16.55%	19.23%
or ORI in millions of reais	1,426.9	1,611.5

13. Gross Financial Expenses with third-party capital	230.2	289.1
14. Tax savings	(66.3)	(88.9)
15. Net Financial Expenses with third-party capital ( 13 - 14 )	163.9	200.2

16. Average rate of return on third-party capital	7.80%	7.52%
net of tax effects (15 ÷ 8)
17. Participation of third-party capital ( 8 ÷ 10 )	24.39%	31.77%

18. Rate of return on own capital	12.00%	12.00%
considering a Beta index of 1.011
19. Participation of own capital ( 9 ÷ 10 )	75.61%	68.23%

20. Weighed average capital cost - WACM ( 16 x 17 + 18 x 19 )	10.98%	10.58%
or WACM in millions of reais	946.7	886.6

21. Net operating assets	11,643.0	11,276.2
22. Operating liabilities	(3,021.4)	(2,896.3)
23. Capital eligible for return	8,621.6	8,379.9

Economic Value Added ( 12 - 20 x 23 )	480.2	724.9

4.10 Default within the Power Sector

Default within the Power Sector	2007	2006	Δ%
In thousands of R$ except where otherwise noted			2007-2006

Acquired Power	-	-	-
Industry Charges	-	-	-
RGR	-	-	-
CCC	-	-	-
CDE	-	-	-
CFURH	-	-	-
TFSEE	-	-	-
ESS	-	-	-
R&D	-	-	-
Total (A)	-	-	-
Percentage of default	-	-	-
Total default (A)/Net Operating Revenues	-	-	-

4.11 Expenditures in the Concession

COPEL's expenditure program for 2008, approved at the 119th regular meeting of the Board of Directors on December 27, 2007, allocated R$ 218.2 million to expenditures in power transmission. With the split of COPEL Transmission, R$ 99.8 million were allocated to COPEL Distribution, for expenditures in connection with transmission assets rated 69 or 138 kV, and R$ 118.4 million were allocated to COPEL Generation and Transmission, for expenditures in connection with transmission assets rated 230 kV or higher.

The table below features projected expenditures for 2008, comprising property, plant, and equipment and intangible assets:

Subsidiaries	Realized in	Realized in	Δ%	Estimated
In millions of R$	2006	2007	2007-2006	for 2008

Generation	42.1	28.3	(32.8)	263.0
Transmission	145.9	74.2	(49.1)	-
Distribution	284.5	380.1	33.6	487.3
Telecommunications	30.1	31.6	5.0	42.1
Corporate Partnerships	436.7	1.0	(99.8)	0.1
Total	939.3	515.2	(45.2)	792.5

This table does not include expenditures in p.p.&e. and intangible assets of investees.

In addition to its expenditure program, which covers the Company’s permanent assets, COPEL also invests in interests in other companies. Such investments include the acquisition of a majority interest in UEG Araucária Ltda., by COPEL Corporate Partnerships in 2006, and in Centrais Eólicas do Paraná Ltda, by COPEL Generation in 2007, for R$ 436.6 million and R$ 2.1 million, respectively. On December 1, 2007, COPEL Transmission was split, and its assets rated 69 kV and 138 kV were transferred to COPEL Distribution, while its assets rated 230 kV or higher were transferred to COPEL Generation, whose name was changed to COPEL Generation and Transmission.

4.12 Economic and Financial Indicators

Other Indicators	2007	2006	Δ%
In thousands of reais, except where otherwise noted			2007-2006

Gross Operating Revenues	7,920,094	7,421,326	6.7
Deductions from Revenues	2,497,968	2,532,711	(1.4)
Net Operating Revenues	5,422,126	4,888,615	10.9
Operating Costs and Expenses	3,814,846	3,285,222	16.1
Unrecoverable Revenues(1)	73,938	88,217	(16.2)
Result of Operations	1,607,280	1,603,393	0.2
Financial Income (Losses)	20,243	240,017	(91.6)
Income tax and social contribution	460,315	557,678	(17.5)
Net Income	1,106,610	1,242,680	(10.9)
Interest on Capital	200,000	123,000	62.6
Distributed Dividends	67,750	157,951	(57.1)
Operating Costs and Expenses per MWh sold	0.186	0.172	8.1
Wealth (net added value) per Employee	636.0	712.7	(10.8)
Wealth (value to be distributed) to Operating Revenues ratio (%)	1.0	1.2	(0.2)
EBITDA	2,029,329	1,975,788	2.7
EBITDA Margin (%)	37.4	40.4	(7.4)
Current Liquidity (ratio)	1.74	1.17	48.7
Overall Liquidity (index)	1.05	0.91	15.4
Gross Margin (net income/gross operating revenues) (%)	14.0	16.7	(16.2)
Net Margin (net income/net operating revenues) (%)	20.4	25.4	(19.7)
Return on Shareholders' Equity (net income/shareholders' equity) (%)	15.3	19.5	(21.5)
Capital Structure (2)
Own Capital (%)	58.5	53.4	9.6
Third-Party Capital (%) (loans and financing)	17.0	22.3	(23.8)
Customer Default (bills overdue for up to 90 days/Gross	2.26	2.57	(12.1)
Operating Revenues in the past 12 months)

(1) According to the amounts reported for purposes of rate review, pursuant to item I.4.2 of Regulatory Resolution no. 234, dated November 7, 2006.
(2) Percentage of Total Liabilities.

4.13 Cash Flows

In 2007, operational cash flows generated R$ 1,316.0 million, with an increase of R$ 355.8 million compared to the R$ 960.2 million recorded in 2006. This increase basically reflects adjustments to net income, corresponding to provisions for contingencies, since there were no disbursements from these provisions during the year.

Investment activities consumed R$ 480.0 million in 2007, already taking into account the effect of customer contributions and sales of property, plant, and equipment items, in the amount of R$ 55.2 million. A total of R$ 535.2 million were invested in permanent assets, of which R$ 14.3 million in corporate partnerships, R$ 516.1 million in property, plant, and equipment, and R$ 4.8 million in intangible and deferred assets. In 2006, expenditures amounted to R$ 1,064.7 million, or R$ 584.7 million higher than in 2007, due mostly to the acquisition of a majority interest in UEG Araucária, for R$ 436.6 million.

In 2007, cash flows from financing activities reflected negatively on the balance, generating an effect of R$ 763.8 million, due to:

  the signature of loans, in the amount of R$ 346.6 million;

  the amortization of loans, in the amount of R$ 99.8 million;

  the amortization of debentures, in the amount of R$ 717.7 million; and

  the payment of dividends proposed in previous years, in the amount of R$ 292.8 million.

In 2006, the most important events which contributed to a R$ 441.5 million increase in cash flows were:

  the issue of debentures, in the amount of R$ 600.0 million;

  the amortization of loans, in the amount of R$ 57.4 million; and

  the payment of dividends proposed in previous years, in the amount of R$ 118.0 million.

COPEL started off 2007 with R$ 1,468.7 million in cash and obtained from its activities a R$ 72.2 million increase, reaching a final amount of R$ 1,540.9 million at the end of the year. In 2006, the increase was R$ 336.9 million. These increases in cash in hand, recorded consecutively, have made possible the application of resources required for the continuity of the activities conducted by the Company.

The following table features the impact on cash flows of different categories of activities:

	In 2007	In 2006	Variation
	(In thousands of	(In thousands of	(In thousands of
	R$)	R$)	R$)

Initial balance	1,468,716	1,131,766	336,950

Operating activities	1,315,966	960,182	355,784
Investments	(480,003)	(1,064,727)	584,724
Financing	(763,808)	441,495	(1,205,303)

Final balance	1,540,871	1,468,716	72,155

5. SOCIAL AND POWER SECTOR PERFORMANCE

5.1 Incorporation of the Principles of the Global Compact

COPEL has been strongly committed to the United Nations' Global Compact since its inception, in 2000, having been one of the pioneering companies to sign it. Since then, COPEL has made systematic efforts towards aligning its corporate initiatives and policies with the principles of the Compact, in order to fully incorporate this global ethical frame of reference into the Company’s day-to-day business. Thus, COPEL focused its efforts on three major fronts.

The first one concerns the internal dimensions of the Company and involves the constant improvement of management systems and corporate policies. The second front, considered a structural one, concerns the Company’s actions towards the outside world and involves the support to the development, implementation, and improvement of social inclusion policies which promote greater sustainability of society at large. The third front concerns the direct involvement, usually under partnerships with other companies, institutions, or organizations, in social and environmental projects and initiatives.

Broken down for purposes of greater clarity, these three fronts are addressed as strategically convergent and complementary. The table below summarizes these fronts and their relation to the Principles of the Global Compact.

Incorporation of the Principles of the Global Compact

Caption:

1	Support and respect the protection of internationally proclaimed human rights	6	Uphold the elimination of discrimination in respect of employment and occupation

2	Avoid human rights abuses	7	Support a precautionary approach to environmental challenges

3	Uphold the freedom of association and the effective recognition of the right to collective bargaining	8	Promote greater environmental responsibility

4	Uphold the elimination of all forms of forced and compulsory labor	9	Encourage the development and diffusion of environmentally friendly technologies

5	Uphold the effective abolition of child labor	10	Work against all forms of corruption, including extortion and bribery

* Unspecified Timetable

Projects / Programs / Management Systems / Participations and Policies	Global Compact Principles with which they comply	Start	Conclusion

Management Policies and Systems

Review of the Code of Conduct, with wide participation by the public	All	2006	2007

Consolidation of the Confidential Reporting Channel	All	2006	2007

Adoption of the IBGC (Brazilian Institute of Corporate Governance) Code of Good Practices	All	2005	2007

Implementation of the Sustainability Management System (GRI + AA1000)	All	2005	2008

Development and implementation of the Corporate Risk Control and Management Policy	All	2006	2008

Development and implementation of the Corporate Policy on Social Actions, with a view to improving quality standards in food, healthcare, safety, education, sustainable development	1, 2, 5, 7, 8, 9	2006	*

Development and implementation of the New Corporate Sustainability Management Model (Sustainability Scorecard)	All	2006	2010

Establishment of the Internal Commission and the Action Plan for the Promotion of Human Rights	1, 2, 3, 4, 5, 6, 8	2007	2010

Accessibility Program (comprising facilities, communications, and individual behavior) – In 2007 power bills in Braille and better service through mobile service stations and Libras projects were implemented	1, 2, 6	2007	2010

Nutritional Safety and Sustainable Community Development Program	1, 2, 3, 4, 5, 6, 7, 8, 9	2007	2010

COPEL’s Doors Open to You – dialogue with stakeholders, at public meetings, with the participation of senior management. In 2007, 71 meetings were held.	All	2006	*

Support to Public Policies and Management Improvement

Participation in the Brazilian Global Compact Committee	All	2000	*

Participation in power sector organizations which address and promote energy efficiency and environmental improvements: Brazilian Association of Electric Utilities (ABCE), Energy Planning Company (EPE), Association of Independent Power Producers (APINE), CIGRÉ Environmental Committee, Brazilian Association of Power Generation Utilities (ABRAGE), Brazilian Committee of Large Dams (CBDB)	All	Different dates	*

Participation in associations which address and promote environmental improvements: Agenda 21; FIEP’s Permanent Council on Infrastructure and the Environment; PRONEA’s Interinstitutional Commission on Environmental Education; Iguaçu and Tibagi River Basin Committees; Consortium for the Environmental Protection of the Tibagi River Basin (COPATI); Technical Chamber on Cartography and Geoprocessing of the State of Paraná	7, 8, 9	Different dates	*

Participation in the Committee of Institutions against Starvation and for Life (COEP) and in the State Committee for Nutritional and Feeding Safety (CONSEA - PR)	1, 2, 3, 4, 5, 6, 7, 8, 9	1995 / 2003	*

Participation in the Paraná Council for Corporate Citizenship (CPCE) for joint promotion of social responsibility	All	2005	*

Voluntary participation in the Paraná Competitivo Movement and in the judging panels of the following awards: National Quality Awards, Public Service Quality Awards, Corporate Success Awards, and Paraná Management Quality Awards	All	2000	*

Coordenation of Gespública in Paraná: a system designed for the promotion of excellence, ethics, transparency, participation, decentralization, and social control in public management	All	2003	*

Financial support and technical participation, representing South America, in the GRI workgroup charged with preparing the power sector supplement	All	2005	2007

Financial support and participation in the trials of the new guidelines correlating GRI/G3 indicators and Global Compact Principles (Making the Connection).	All	2006	2007

Social and Environmental Programs, Projects, and Activities

Development and implementation of the Corporate Policy on Social Actions, with a view to improving quality standards in food, healthcare, safety, education, and sustainable development	1, 2, 5, 7, 8, 9	2006	*

Non-Profit Program for the Collection of Donations to Charities and Social Service Institutions through Power Bills. Total amount collected in 2007: around R$ 6 million	All	1999	*

Annual Donation Program through tax breaks for the Fund for the Rights of Children and Teenagers (FIA). Total amount transferred in 2007: R$ 1.8 million	1, 2, 5	2006	*

Iguaçu Tribute Program: support to the sustainable development of surrounding communities	1, 2, 5, 7, 8, 9, 10	2004	2014

Corporate Volunteering Program - EletriCidadania - license of 4 hours a month to employees who engage in volunteer work. Total of 869 hours in 2007.	1, 2	2001	*

Luz Fraterna Program - cooperation agreement with the State government to provide payment exemption to low income customers who consume up to 100 kWh/month. In 2007, approximately 255 thousand customers were exempt.	1, 2, 4, 5, 10	2005	*

Energy Universalization - Luz para Todos Program - connection of the entire rural population in the State to COPEL's grid. A total of 37,150 new connections were made from January through December 2007.	1, 2, 4, 5, 10	2003	*

Late Night Poultry Farming Program – incentives to increased production and exports of poultry. Rate discounts to rural customers which are classified as poultry farms supplied at low voltage.	1, 2, 4, 5	2007	2010

Night Irrigation Program: Incentives to the use of irrigation to increase agricultural output and improve life standards in rural areas. Subsidized rate and equipment to rural customers.	1, 2, 4, 5, 7, 8, 9	2003	2007

Luz Legal Program - regular power supply to areas occupied irregularly. As of 2007, 3,493 customers had been supplied under this program.	1, 2	2003	*

Paraná em Ação Program - joint community-oriented program aimed at carrying out activities and providing services and information with a view to promoting citizenship within the community	1, 2	2003	*

Paraná Digital Program - digital inclusion by means of the connection of public schools to the internet. In 2007, 854 Km of urban access cables and 164.2 km of cables in the main ring were added.	1, 2, 4, 5, 6, 10	2003	*

Menor Aprendiz (Young Apprentice) Program - professional inclusion of minors aged 14 to 18 with juvenile records, in cooperation with IASP. In 2007, 160 teenagers benefited from the program.	1, 2, 4, 5, 10	2003	*

Fera Project: cultural program at State public schools	1, 2, 4, 5, 10	2003	2008

Discounted Rate to charities and low income customers – discounts of up to 65% to low income customers who consume up to 160 kWh/month. In 2007, 606 social institutions and 760 thousand customers received discounts.	1, 2, 4, 5, 10	2003	*

Corporate Waste Management Program: aimed at reducing, reusing, and recycling all generated waste. Includes the ZERE Program at power plants	7, 8, 9, 10	2005	*

Iguaçu Regional Museum: provides environmental education to the community, with one of the most remarkable collections in Paraná.	7, 8, 9, 10

Energy Efficiency Program: aimed at promoting the efficient use of power at municipal facilities, schools, charities, and research facilities	7, 8, 9

Programs at the Experimental Station for Ichthyological Studies: monitoring and repopulation of rivers and reservoirs in Paraná.	7, 8, 9	2005	*

Control of invading species: monitoring of the entry of the golden mussel (Limnoperna fortunei) and other species.	7, 8, 9	2000	*

Recovery of degraded areas: harvest and replacement of native vegetation in degraded and protection areas.	7, 8, 9	1999	*

Guiding plans for the use of reservoirs and their surroundings: these plans set forth actions for the management and occupation of reservoirs and their surroundings within a 1,000-meter range.	7, 8, 9	1992	*

Environmental Education Project - As Três Ecologias: 808 people were trained in 2007.	7, 8, 9,10	2003	*

Social-Environmental Urban Forestation Program: designed to help local administrations make adjustments to their urban vegetation so as to allow trees and power grids to coexist harmoniously.	7, 8, 9	1992	*

Projects for the biological recovery of areas contaminated by insulating mineral oil (Atuba, Mandirituba, Fazenda Rio Grande, Piên, and Araucária).	7, 8, 9	2004	2009

Program for the Corporate Management of Greeenhouse Gas Emissions: aimed initially at assessing emissions and proposing mechanisms for their reduction/neutralization, with further measures in the future.	7, 8, 9	2007	*

5.2 2007-2008: COPEL’s Human Rights Promotion Biennium

In 2008, mankind will celebrate the 60th-year anniversary of the Universal Declaration of Human Rights, and companies throughout the world, particularly those most responsible, which have signed the Global Compact, have been invited to take part in this celebration by protecting, respecting, and restoring human rights within their range.

COPEL is committed to this global effort and invites all its suppliers, partners, customers, and other stakeholders to join in. Thus, in 2008 COPEL will uphold the cause of the wide promotion of universally-accepted human rights as part of its corporate responsibility approach.

The year of 2008 will be marked by new initiatives and policies in this area, the most important of which are featured below.

5.3 Corporate Social Programs

5.3.1 Program for the Promotion of Diversity

Launched in August 2007, this program is divided in three workgroups:

1) Gender and Sexual Orientation: aims to put forward proposals for greater recognition and improvements in the conditions of women and of gays, lesbians, bisexuals, transexuals, and transgenders;

2) People with Disabilities: interacts directly with the Accessibility Group and aims to pursue solutions for the adaptation of the Company’s facilities and internal culture as far as people with disabilities of all kinds; and

3) Race and Ethnics: focuses on issues regarding the inclusion of non-white individuals and equal treatment.

5.3.2 Corporate Nutritional Safety and Sustainable Community Development Program

COPEL has conducted a program for the promotion of the nutritional value of different foods, which has already resulted in the creation of the Organic Food Safety Test Project, to be implemented initially at the Araucária Thermal Power Plant in the first half of 2008. This program not only aims to change the eating habits of the Company’s employees and their relatives but also reinforce its commitment to sustainability, encouraging family-based organic agriculture, in favor of better quality of life, and promoting social inclusion through job creation. Once evaluated and adjusted, this project will be extended to all Company facilities by 2011.

COPEL’s initiative is based on the Nutritional and Food Safety Act (LOSAN), discussed and proposed by civil society and approved by the Chamber of Representatives and by the Federal Senate without any reservations. As a permanent member of the State Nutritional Safety Council (CONSEA), COPEL has participated in all stages of discussion and submittal of state conference resolutions to the Executive Branch.

5.3.3 Corporate Accessibility Program

Accessibility is the process which ensures equal opportunities for use of products, services, and information to all members of society.

COPEL is currently adopting measures to promote accessibility in terms of facilities, communications, and workforce attitude, in favor of the well-being and the quality of life of its employees, customers, and other stakeholders who suffer from disabilities of any kind. The Company aims to educate all employees on the concept of accessibility and on each individual’s share of responsibility for it. In 2007, the most important activities conducted by COPEL in this regard were: the complete renovation of the Araucária Thermal Power Plant’s cafeteria in compliance with Rule 9050 and the issue of power bills in Braille to all customers with eyesight disabilities. With this innovation in terms of information accessibility, COPEL’s blind customers are now able to manage their power consumption without the help of other people. Within a year, power bills in Braille shall reach approximately 600 households throughout the State.

The chairman of the Association of the Blind of Paraná (ADEVIPAR), Mr. José Juarez Martins, praised COPEL’s initiative: “It could only have come from a company with great social sensitivity, because even though it is an issue which is frequently talked about, effective measures to increase accessibility to citizens with disabilities are still scarce”. According to Mr. Martins, there are over 11 million blind people in Brazil, of which approximately 10% live in Paraná. “We believe there is still a lot to be done for the social inclusion of the blind, but we recognize there is tremendous goodwill in certain areas, as in the area of public services", he said.

In 2008, a test project will make adjustments to the Company’s largest facility, the center at km 3, where approximately 3,000 employees work, to ensure accessibility to people with disabilities. This project will be later on extended to all of COPEL’s branches throughout Paraná. These measures are part of a series of internal procedures currently in development which are aimed at ensuring total accessibility to COPEL's services and to information about power consumption, about the fight against the waste of power, and about the prevention of power-related accidents.

5.4 Support to Public Policies

Promotion of Citizenship

As a sponsor of the social and economic development of the State of Paraná, COPEL has historically supported and participated in several joint initiatives with government agencies, nongovernmental organizations (NGOs), and other institutions aimed at the wide promotion of citizenship, particularly within the neediest communities. Some of these initiatives are highlighted below:

Ação Cooperar Program

A State Government program carried out by the Housing Company of Paraná and launched to offer free services that promote citizenship and social inclusion of low income individuals. This program comprises traveling fairs which offer free services and which, thanks to their scope and potential, have become a reference in terms of care for the fellow man and social inclusion, in defense of citizenship throughout the State of Paraná. COPEL participates in this program offering the following services: requests for new connections, regularization of illegal connections, registration of low income families, presentations about the safe use of power, and others. In 2007, 13 events were held, reaching 16,100 people.

Paraná Em Ação Program

A State Government program, conducted in cooperation with the Judicial Branch, federal and municipal government agencies, federations, and civil society, aimed at raising awareness about the exercise of citizenship and at promoting social inclusion, by offering services in the areas of justice, healthcare, and culture to the population of the municipalities with the lowest Human Development Index ratings. In 2007, 14 events were held, reaching 62,800 people. As in the Ação Cooperar Program, COPEL participates in these traveling service fairs by offering its own services.

Safety Week

With the participation of almost 500 contributors, in 2007 about 80 towns throughout the State of Paraná participated in the Safety Week campaign, which focuses on the safe use of electricity. Over 150 schools were visited during the campaign, reaching almost 50,000 students and teachers, and over 150,000 passersby received specific orientation about electricity at squares, bus stops, bus stations, intersections, markets, cooperatives, rural unions, registered agencies, building materials and agricultural hardware shops, ferries, and other venues. Around 3,000 construction workers also participated in Safety Week.

The Nutritional Safety Council of Paraná (CONSEA/PR)

A forum for dialogue and coordination between the State Government, civil society organizations, and the Federal Government, the Council plays a consulting role, proposing policies, programs, and activities that uphold the right to food as a core human right.

In 2003, the Government of Paraná, in an interinstitutional initiative coordinated by the State Labor and Social Promotion Department with the other State Departments and with COPEL, and in cooperation with civil society organizations, designed the Fome Zero (Zero Hunger) Paraná Program. Since then, COPEL has participated in all surveys, diagnoses, project designs, and analyses of public policies concerning nutritional safety in Paraná and in Brazil. In 2007, 43 events were held, with the participation of 73,500 people.

5.5 Tax Breaks

In 2007, contributions under the Rouanet Law, in the amount of R$ 5.0 million, were made to projects duly approved by the Federal Ministry of Culture.

Inspired by the spirit of volunteering, the Company encouraged donations to the Fund for the Rights of Children and Teenagers (FIA). In 2007, COPEL donated a total of R$ 1.6 million (not including contributions by Compagas), making use of tax breaks, to several projects registered at the FIA, such as the expansion of the Pequeno Príncipe Children's Hospital and the Quality of Life and Well-Being Program of the Pequeno Cotolengo Hospital.

COPEL has turned this practice into a policy. From now on, the Company will maximize the use of resources from tax breaks in connection with the FIA, based on annual estimates of the amounts of tax due, allocating them to social projects. COPEL invites its partner companies and suppliers to do the same, since by joining forces we can really make a difference to the children and teenagers of our State.

5.5.1 Sponsorship of Cultural Projects: Largest Beneficiaries

  Under the Rouanet Law:

In 2007: the “Kurt Schwitters in Brazil” exhibit

The “Kurt Schwitters in Brazil" exhibit, proposed by Art Unlimited SP Produções Artísticas e Culturais Ltda., brought to Brazil the most significant works of art by Kurt Schwitters, an artist who has been increasingly considered one of the most important artists of the twentieth century.

In 2006: the “Eternal Treasures of Japan” exhibit

The “Eternal Treasures of Japan” exhibit, proposed by the Society of Friends of the Oscar Niemeyer Museum, started off the celebrations, in Paraná, of the centennial of Japanese immigration to Brazil, which will take place in 2008. The history of this immigration was told through 120 works of art made during the 17th, 18th, and 19th centuries.

In 2005: “Cícero Dias – a life for painting” exhibit

The "Cícero Dias - a life for painting", proposed by the Society of Friends of the Oscar Niemeyer Museum, was a retrospective of the works of Cícero Dias, who came out of the State of Pernambuco to become one of the most important Brazilian artists of the twentieth century, covering his modernist period (1920 to 1937) all the way to the 1980s.

  Through the Fund for the Rights of Children and Teenagers (FIA):

In 2006 and 2007: the expansion of the Pequeno Príncipe Children’s Hospital, in Curitiba.

This project aims to carry on the expansion of the Pequeno Príncipe Hospital, the largest children's hospital in Southern Brazil. The hospital is a non-profit institution, which reserves 70% of its capacity for users of the Unified Healthcare System (SUS). In 2006, the funds allocated to the proportional expansion of the Pequeno Príncipe Hospital were used to build new areas with 80 hospital beds, surgery and neonatal intensive care units, an operating room, and other facilities. With a growing demand for services at the Hospital, in 2007 COPEL's funds were used to acquire equipment for the new intensive care unit areas and for the new operating rooms.

The following table features information about cultural projects and the funds allocated by the Company from 2005 through 2007:

COPEL’s performance in the cultural and social areas	2007	2006	2005

Information about the cultural and social projects sponsored by COPEL

Rouanet Law/FIA

Funds allocated to cultural projects (in thousands of R$)	5,006/1,676	8,305/2,035	2,626/-
Number of projects sponsored by the Company	21/4	22/10	5/-
Funds allocated to the single largest cultural project (in thousands of R$)	500/1,000	1,200/1,300	774/-

5.6 Social Indicators

The table below summarizes COPEL’s social performance, from 2005 to 2007, as regards the government, society at large, and the communities with which it interacts:

COPEL’s social performance	2007	2006	2005

Government and Society: events and use of COPEL funds in campaigns and programs

Funds allocated to federal, State, and municipal government
programs (not mandatory by law) (in thousands of R$)	6,491	18,331	11,934
Number of events in favor of:
nutritional safety	43	15	26
citizenship development	47	44	25
Advertising funds allocated to institutional campaigns promoting the
development of citizenship (in thousands of R$)	2,384	12,929	6,842
Funds invested in programs which employ tax breaks/total funds
allocated to social expenditures (in thousands of R$)	7,285	11,399	3,101

Community: volunteering and use of COPEL funds in social actions

Funds applied to education (in thousands of R$)	6,615	19,020	12,574
Funds applied to healthcare and sanitation (in thousands of R$)	28,646	80,195	37,195
Funds applied to culture (in thousands of R$)	5,510	9,207	3,101
Other funds applied to social actions (in thousands of R$)	4,380	5,304	332
Funds allocated to social action (not including legal obligations,
taxes, and benefits to employees) (% of net revenues)	0.8%	2.3%	1.1%
Percentage of cash donations out of total funds allocated to social
action	3.9%	1.9%	-
Percentage of expenditures in the Company’s own social projects
out of total funds allocated to social action	0.1%	0.2%	0.2%
Percentage of employees who perform volunteer work in the
community outside COPEL, out of total workforce	5%	5%	5%
Annual hours donated by COPEL (out of regular working hours) to
volunteer work by its employees	869	730	893

5.7 Customer Management

The different customer service channels made available by COPEL have been created according to the classification of the consumer market established by the regulatory agency, to the consideration of each category's preferences and needs, to the complexity and kind of service required, and to the Company's strategies. COPEL’s overarching goal is to add quality and agility to the provision of information and to the response to requests, suggestions, and complaints by its customers. All customer channels are listed on COPEL's website: www.copel.com.

The Company’s call center (0800-51-00-116), being the main customer service channel, provided service to 670,000 customers a month, on average, in 2007, while COPEL's in-person service units received 121 thousand service requests. These two channels account for 92% of service requests received in 2007. COPEL’s call center features a quality management system which has been ISO 9001 certified and which is being expanded to cover in-person service as well. Specific customer segments, such as high voltage customers, receive separate service provided by specialized staff (0800-643-7575). Large industrial and commercial customers can rely on business analysts who are trained to provide personalized commercial and technical support, and on the Distribution Operation Center, for power supply-related emergencies.

Some of the most noteworthy initiatives implemented to meet COPEL’s customers’ needs are: a) the training of personnel to communicate in the Libras sign language and b) the establishment of mobile service stations that can reach communities located farther from major population centers and in locations not served by an in-person service unit. These stations, in addition to providing commercial support services, also make available information about the safe and efficient use of power, about social programs, and about customers’ rights and duties.

Also in the area of meeting customers’ needs, it is important to point out that COPEL has pioneered the collection of donations to community charities through power bills. The first institution to benefit from this service was Pastoral da Criança, a children’s charity, in 1998. Today, this service benefits a total of 67 charities. To sign up for it, entities must be non-profit charities or collective interest organizations and must provide all required documentation.

COPEL has a customer data base which is subject to strict confidentiality, through systems, processes, and procedures which ensure customer privacy. The Company is currently conducting a technological upgrade of the systems that hold this data base, to ensure its continuous reliability and to improve the management of relations with customers from different segments.

Customer satisfaction is monitored through annual surveys. The surveys conducted as part of the annual ABRADEE (Brazilian Association of Distribution Utilities) Awards have indicated that COPEL, a member of the Association, enjoys a level of residential customer satisfaction of 85.2% . ANEEL’s surveys, on the other hand, have indicated that 74.4% of all residential customers are satisfied with the Company.

These results have shown significant improvements in residential customer satisfaction. Customer satisfaction levels in other segments are as follows: rural customers, 83.0%; public agencies/local administrations, 88.8%; large customers, 90.0%; high voltage customers, 82.6% . As for the Company’s call center service, an annual survey has shown that 92.0% of all customers are satisfied. Opportunities for improvement identified in each segment are reviewed by multidisciplinary groups, which propose actions to be taken towards excellence in customer satisfaction.

COPEL Telecommunications currently serves 504 customers in several different business areas such as schools, banks, supermarkets, ISPs, industries, public agencies, shops, and telephone and cell phone operators, providing a range of services that include dedicated communications channels, broadband internet, private IP/MPLS-VPN networks, videoconferencing, internet hosting with cutting edge technology such as SDH, PI/MPLS, and Giga Ethernet over fiber optics.

5.7.1 Customer Service Indicators

The following table features information about the monitoring of COPEL’s customer portfolio, from 2005 through 2007, and particularly about power sold by customer category, customer satisfaction, customer service requests, amount and nature of complaints received, technical quality of rendered services, and safety in the end use of power:

	Year

	2007	2006	2005

Sale of Power (GWh): Percentage of the Total Volume of Sales

Residential customers	25.7	25.8	24.9
Low income residential customers	3.8	4.0	3.7
Industrial	38.7	38.5	40.9
Commercial customers	18.6	18.2	17.3
Rural customers	7.6	7.7	7.4
Public agencies	2.7	2.7	2.6
Public lighting	3.7	3.9	3.8
Public services	2.9	3.1	3.0
Own consumption	0.1	0.1	0.1

Other utilities	2.3	2.4	2.3

Customer Satisfaction

Satisfaction levels according to the ISAC (ANEEL) Survey	in progress	69.96	74.44
Customer Satisfaction Index (ISC) (price and quality)	66.50	52.70	54.70
ISQP (perceived quality)	84.20	85.30	85.70

Service Requests
Total number of calls received (call center)	7,472,323	7,345,351	7,903,316
Number of customers served in regional offices	1,451,664	999,139	13,373
Complaint to received calls ratio (%)	1.4	1.7	1.9
Average waiting time during a call (min)	00:00:24	00:00:30	00:00:33
Average service time (min)	00:02:58	00:03:04	00:03:06

Number of Customer Complaints

To the Company	102,334	124,602	152,188
To Procon (customer defense agency)	221	496	1538
To Courts	958	705	770

Complaints: Main Reasons (%)

Cost of power bills: includes meter reading, rate, and pending debits	16.3	19.0	23.4
Irregular procedures: includes self-reconnection, diverted power, and tampered	16.3	14.8	0.0
meters
Customer service: includes waiting times, response, respect/courtesy	14.0	17.7	16.9
Power outages: includes unscheduled/scheduled/requested outages, duration	10.9	7.9	4.4
and frequency of outages
Connection/reconnection: includes the charging of fees, waiting time for	10.0	7.7	8.0
connections, service inspections, postinho de luz
Power grid/lines: increased loads/grid reinforcements, extension works, and	6.5	7.1	5.4
waiting times
Public lighting: bulbs/posts, charges, and waiting times	4.8	3.5	2.1
Reparations: includes material, moral, and physical damages, loss of profits,	3.8	4.3	4.6
and waiting times
Power bills: includes issue of replacement bills, direct debits, payments,	3.4	4.4	9.8
deliveries, and linked accounts
Voltage: includes voltage levels and variations/oscillations	3.1	2.7	3.2
Interruption of supply: includes complaints about technical issues, default, and	2.6	2.5	14.5
undue suspensions
Social program: inquiries about registration, universalization, and waiting times	2.1	1.9	1.0
Environment: includes tree trimming/cutting, construction work	1.7	0.0	0.8
Other issues: administrative and records issues	4.5	6.4	6.1
Complaints deemed valid out of the total number of cases closed	47.9	47.4	55.4

Technical Quality of the Rendered Services

Average Outage Duration by Customer (DEC)[1] , COPEL overall (actual)	14.67	14.79	13.48
Average Outage Duration by Customer (DEC), COPEL overall (set limit)	13.70	14.26	14.76
Average Outage Frequency by Customer (FEC)[2] , COPEL overall (actual)	13.27	13.65	13.50
Average Outage Frequency by Customer (FEC), COPEL overall (set limit)	13.34	13.99	14.62

Safety in the End User of Power

Severity Rate – overall rate of accidents with third-parties involving electric	2,264	1,066	1,052
shock within the utility’s grid

1 DEC indicates the period of time, on average, in which each customer of a given group was deprived of power supply during the assessment period, taking into account outages at least 3 minutes long.

2 FEC indicates the number of outages, on average, each customer of a given group suffered during the assessment period, taking into account outages at least 3 minutes long.

5.7.2 Client and Consumer Health and Safety

The analysis and control of risks related to the safety and health of employees are integrated into all steps of COPEL’s activities, through joint actions carried out by the workplace safety, occupational health, social service, training, and environment areas, pursuant to the Workplace Safety Policy.

COPEL’s workforce participates in the identification of factors that influence their health and safety by participating in safety meetings, in Internal Accident Prevention Commissions (CIPAs), of which there are 40 within COPEL, and in workshops, where specific issues are discussed.

Safety and healthcare actions for outsourced employees are disciplined by a specific manual and integrate their service agreements. The Company, in compliance with the applicable legislation, provides training to outsourced labor and supervises the fulfillment of legal safety requirements by contractors through periodic inspections of Individual Protection Gear and Collective Protection Gear and of the implementation of actions in risk areas. The control of minimum mandatory training in electricity-related work is conducted with the aid of specific software, which contains information about contractors’ employees, about contractors themselves, and about the contracts signed with them.

5.8 Commercial and Institutional Communication Policy

In 2007, COPEL began studies aimed at the implementation, in 2008, of its Communication Policy, which will be based, particularly, on the Company's core values and on the principles of the Global Compact.

COPEL’s marketing communication comprises, basically, the task of taking to its 3.4 million customers continuous information of public interest, including information about the safe and efficient use of power, social programs, customer rights and duties, in compliance with ANEEL Resolution no. 456, article 100.

5.8.1 Communication Campaigns and Actions

Among the actions conducted in 2007, in compliance with the applicable legislation and with a view to greater contact with the community and to the spread of information about the safe use of electricity, about citizenship, and about environmental protection, the most important were the summer campaign in coastal areas of Paraná and the national electricity safety week. COPEL also focused on:

Clarification about Blue Algae

A campaign was conducted among the population living in the areas surrounding the reservoir of the Governor Bento Munhoz da Rocha Netto (Foz do Areia) Power Plant on the health risks resulting from contact with or ingestion of the reservoir water, due to the proliferation of cyanobacteria. Information was made public through flyers, posters, local radio ads, and banners in access routes to the reservoir.

Users of life-support equipment

This program was conceived to intensify the measures to identify and update the records of customers who use electric life-support equipment. Alerts are published in informational material distributed to customers, as they are produced or reprinted.

Maintenance of public lighting

COPEL has permanently informed the population about the responsibility for maintenance of public lighting. In 2007, 500 thousand leaflets, 200 thousand cards, 5 thousand posters, and the Company’s website were used to make information about this issue public.

5.8.2 Communication Channels

To minimize the negative aspects of its products and services, the Company promotes regular educational activities regarding the proper use of power and accident prevention awareness, through radio ads; lectures (at companies, rural cooperatives, associations, and to the community in general); power bills and envelopes; fairs and events; rural calendars (which allow self-reading of consumption levels); and the Company’s website.

In addition, COPEL has made available the following channels:

School Kit

The school kit is a booklet on the safe use of electricity and on the prevention of accidents at schools, which is accompanied by a notebook, a ruler, and a memory game. In 2007, 200 thousand kits were distributed at 1,650 schools, during lectures given by safety technicians and 650 volunteers throughout Paraná, reaching 156 thousand 4th grade students in 375 municipalities.

Collection agents

COPEL established, through cooperation agreements, a network of 2,700 collection agents throughout Paraná, which are responsible for the collection of payments of R$ 1.1 million in electricity bills a month and for the distribution of informational materials by COPEL.

5.9 Supplier Management

COPEL procures goods and services in compliance with Law no. 8,666/93 (Public Tender Law) and with other applicable legislation, thus it cannot choose suppliers according to geographic area. The law provides for the equality of all bidders, and the Company is responsible for establishing technical and commercial requirements and ensuring the publicity of the process. In 2007, approximately 29.4% of the total amount under contracts for goods and services signed by COPEL was paid to suppliers within the State of Paraná, 70.4% to suppliers from other states, and 0.1% to foreign suppliers.

In the process of supplier registration and bidder qualification, COPEL requires a declaration, signed by a duly identified partner, owner, or manager, that the company does not assign night, dangerous, or hazardous work to employees under 18 years of age and any work at all to individuals under 16. Applicants are also required to declare whether they employ individuals at the age of 14 or older as apprentices. During the process of qualification of suppliers, which are ranked according to the kind of service provided and to company size, COPEL evaluates legal, economic, financial, and technical aspects; qualified companies receive proof of registration, which is used by them to apply for future tenders by other government agencies, particularly municipal administrations. Currently, COPEL is renewing the registration of all suppliers under contract, taking the opportunity to formally verify the fulfillment of the requirements set forth under the respective agreements with the Company.

Contracts for goods and services signed by COPEL with its suppliers are managed by contract managers who are present in all Company offices and who are responsible for the continuous and comprehensive supervision, inspection, and control of the execution of these agreements and of the fulfillment of all contractual terms and conditions until their expiration, pursuant to the Company’s own technical and administrative rules and manuals.

In 2008, COPEL’s priority is not only to create mechanisms to monitor the actual execution of contract provisions about social responsibility and human rights but also to provide guidance about the monitoring procedures. Thus, COPEL will allow suppliers to take part in the process and receive, at specific workshops held by the Company, information about the interpretation of the agreements they have signed.

In compliance with a State Government guideline, COPEL has conducted public tenders, whenever legally possible, through electronic bidding. This initiative aims to ensure greater transparency to all actions taken by management, to make the process more accessible by increasing its publicity, and to allow suppliers from all over Brazil to participate without the need for travel to the place where the bidding process is being conducted. Very small businesses or small enterprises (as defined by Brazilian Law) participating in a bidding process will be granted priority in the event of a tie, pursuant to Complementary Law no. 123/2006, provided that proof of company status is duly submitted by the applicant. For the purpose of application of the tiebreaker, a tie is defined as a situation in which the initial bid by a very small business or a small enterprise is equal or up to 10% higher than the best bid, provided the latter does not qualify as a bid by a very small business or small enterprise as well.

5.10 Workforce Management

COPEL’s 8,347 regular employees are distributed into four careers according to the nature of their duties and the requirements for their positions: operational (2,757 employees), administrative (2,468 employees), high school level technicians (1,760 employees), and college level professionals (1,362 employees). The Company has been expanding its workforce and in 2007 it hired, through public admission tests, 645 new employees (not including personnel hired by subsidiaries Compagas and ELEJOR). During the year, 425 employees left the Company, most of them on account of retirement, and the employee turnover rate was 6.61.

Every regular employee of COPEL is hired through public admission tests, which are open to native-born or naturalized citizens of Brazil, regardless of gender, race, or religious beliefs. COPEL sets aside a share of the jobs available through public admission tests for applicants with disabilities and for African-Brazilians. In 2007, the Company assigned 5% of the available administrative jobs to applicants with disabilities. Thirteen African-Brazilian applicants were also hired.

In the past 12 years, the number of employees has fluctuated. The downward curve from 1995 to 2002 was due to a policy of outsourcing and incentives to early retirement and voluntary quit, in preparation for the Company's privatization process, which was never completed. The increase in personnel since 2003 reflects the decision to no longer privatize the Company, to expand its workforce to meet the restrained demand for labor, and to revert the outsourcing of essential services which are directly tied to COPEL’s business.

5.10.1 Personnel Training and Development

The Company relies on several forms of training to qualify its employees and continually improve their performance, making use mostly of internal courses to supply demands resulting from the implementation of new technologies and procedures. In 2007, 2,773 training events took place (courses, seminars, and lectures), out of which 2,524 were conducted internally and 249 externally, with a total attendance of 40,054 COPEL employees and 737 workers from contractors. The average training hours per employee ratio was 70.4.

Personnel Training	2007 (average hours)

Operational staff	81.3
Administrative staff	45.8
Technical staff	81.3
College-level professionals	76.7

COPEL has a personnel training and development committee composed of representatives of all areas of the Company and which is responsible for strategic decisions regarding personnel training and development, such as institutional post-graduate programs, participation in events abroad, among others.

The Company also adopts a consistent policy to improve the educational levels of its employees, with significant investments in post-graduate courses and incentives to self-development, through an allowance-for-education program. The Company currently has 3,147 college-graduated employees, of whom 923 have also attended postgraduate courses at the specialization level, 126 have been awarded Master’s Degrees, and 14 are PhDs.

5.10.2 Salary Policy

COPEL’s policies concerning wages, performance recognition and incentive are based on a model structured upon two pillars: a fixed remuneration (compatible with the job market and the individual merit) and a variable remuneration (employee profit sharing or participation in results). COPEL and CENPRL, a commission set up to address employee profit sharing, have made significant progress in their negotiations, establishing corporate goals, which were renegotiated in 2007. COPEL’s Career and Salary Plan was restructured to reflect the Company’s occupational reality, and it serves as a reference for the fixed remuneration, based on the comparison of the salaries paid by the Company with those prevailing on the job market and on the application of its wage policy. The ratio between the lowest salary paid by the Company on December 31, 2007 (R$ 764.85) and the national minimum wage in effect on that date (R$ 380.00) was 201%, and there wasn’t any significant discrepancy last year between women’s and men’s basic wages.

5.10.3 Benefits

In addition to the benefits mandated by labor laws, COPEL directly grants its employees the following ones: allowance for education, a vacation bonus, food allowance, allowance for day nursery, assistance to persons with special needs, and others made possible under an agreement between COPEL and Social Security (INSS).

Other benefits granted by the Company but managed by the Pension Plan (Fundação COPEL de Previdência e Assistência Social or COPEL Foundation), of which COPEL is the main sponsor, comprise a private pension plan, additional to the pensions paid by Social Security, and an extensive healthcare and dental assistance plan, one of the best on the market.

5.10.4 Freedom of Association and Collective Bargaining

All employees are represented in their labor relations with the Company by independent labor unions. Brazilian law provides for the organization of such entities according to professional category and geographic area (municipality).

COPEL maintains a close relationship with all 18 unions that represent its employees: unions representing basic categories (power industry employees) and professional and/or specialized categories. Union representatives have free access to local managers and Company facilities to talk to employees, besides having a formal channel of communications with Human Resources.

Employee participation in the labor negotiations is very important and extends from attending the meetings called by the unions to discuss the agenda of labor demands to voting for accepting or rejecting the Company’s proposals. COPEL also fosters employee participation in trade associations, professional councils, and other entities.

COPEL strives to inform its employees about significant changes in its operations, always with as much advance notice as possible, as was the case with the transfer of part of the transmission activities (asset transfer) to the Distribution unit, which also resulted in the transfer of employees. This issue was discussed with employee unions and made widely public to all employees at several meetings.

5.11 Corporate Safety and Health Programs and Campaigns

Factors which influence the health and safety of COPEL’s employees are identified and addressed through specific corporate programs, the most important of which are listed below:

  Environmental Risk Prevention Program (PPRA);

  Occupational Health Control Program (PCMSO);

  “Give Life Preference” - Permanent Safety and Health Campaign;

  Workplace Fitness and Physical Conditioning Program;

  Safety and Health Management Program (GSS);

  The “Hunt for Risks” Program and the Safety and Health Portal, which records near-accidents and situations of risk within COPEL’s facilities and within the power grid, which may compromise the safety of COPEL’s own employees, of contractors, or of the community. A specific application of the program is available to all COPEL’s employees on the Safety and Health Portal, on the Company’s intranet, allowing employees to control and monitor records and corrective measures taken; and

  Program for the Elimination of Risk Situations within the Power Distribution Grid: this program comprises the establishment of criteria to improve the working conditions of COPEL's electricians.

5.12 Employment Indicators

The following table features information about employment at COPEL (wages, profit sharing, workplace health and safety, professional development, approach to layoffs, labor claims, and retirement preparations) from 2005 through 2007:

Information	2007	2006	2005

Total number of employees	8,347	8,119	7,704
Employees aged up to 30	24.25%	22.38%	17.98%
Employees aged between 31 and 40	22.13%	21.53%%	21.12%
Employees aged between 41 and 50	41.39%	42.74%	44.76%
Employees aged over 50	12.23%	13.35%	16.14%
Number of women relative to total management-level positions	17.79%	17.72%%	17.58%
Percentage of women in management-level positions	11.20%	11.42%	11.45%
Female African-Brazilian employees (black and mixed-race) in the workforce	0.71%	0.70%	0.77%
Male African-Brazilian employees (black and mixed-race) in the workforce	2.58%	2.23%	2.22%
Management-level positions occupied by African-Brazilian employees (black and mixed-race)	4.95%	5.08%	5.09%
Percentage of interns in the workforce	11.06%	11.04%	11.37%
Employees hired under the apprenticeship program***	1.01%	0.92%	0.79%
Employees with disabilities	54	52	73
Wages paid during the year (in thousands of R$)	443,906	434,479	414,364
Gross payroll	587,021	579,944	546,123
Mandatory social charges	144,643	146,955	138,701
Benefits
Education allowance	2,296	2,130	1,687
Food allowance	54,476	49,586	41,364
Healthcare	57,076	26,501	21,378
COPEL Foundation	(64,348)	52,620	8,453
Other****	10,128	9,710	3,570

Profit sharing (totals for each year)

Total expenditures with COPEL’s profit sharing program (in thousands of R$)	54,254	52,028	32,294
Amounts distributed compared to total payroll (%)	9.2%	9.0%	5.9%
COPEL’s stock held by employees (%)	0.01%	0.01%	0.01%
Ratio between the highest and lowest wage paid in cash by COPEL (includes profit sharing and bonuses)	29	27	28

Ratio between COPEL’s lowest wage and the legal minimum wage (includes profit sharing and bonuses)	2.01	2.07	2.33

Wage profile (percentage of employees in each monthly wage bracket), in R$ as of December

Up to 2,000.00	57.64%	60.92%	60.81%
From 2,001 to 4,000	30.90%	28.23%	28.12%
From 4,001 to 6,000	4.85%	4.51%	4.58%
Over 6,000	6.61%	6.34%	6.49%
Average wage for the year by employee category (in R$)
Management-level positions	7,041	8,848	8,062
Administrative positions	1,537	1,546	1,609
Production positions	2,357	2,289	2,344

Workplace health and safety (annual figures)

Average overtime hours by employee/year	11.35	13.40	15.57
Total number of workplace accidents involving employees	208	210	153
Number of accidents typical of COPEL’s core activities involving employees	166	162	126
Total number of travel accidents involving employees	36	36	22
Number of occupational illnesses involving employees	6	12	15
Number of Company employees who were victims of accidents	211	215	155
Number of days lost on account of accidents involving Company employees	27,361	19,996	13,731
Total number of workplace accidents involving outsourced labor/contractors	111	91	55
Workplace accident average per employee/year	0.024850	0.025881	0.019816
Accidents resulting in temporary leave by employees and/or contractors	58.60%	60.90%	58.80%
Accidents resulting in mutilation or other injuries to employees and/or service providers, with permanent disability leave, including RSIs	0.00%	0.00%	0.00%
Accidents resulting in the death of employees and/or service providers	0.02%	0.01%	0.01%
Total Frequency Rate for COPEL employees	13.72	14.02	11.25
Expenditures in specific programs for HIV-positive employees (in thousands of R$)	*N/A	N/A	N/A
Expenditures in alcohol and drug addiction prevention and treatment programs (in thousands of R$)	14	17	15

Formal education and professional development (as of December): percentage of the workforce

Employees with only elementary school education	5.95%	6.20%	6.93%
Employees with high school education	56.26%	55.81%	54.16%
Employees with college education	37.79%	38.00%	38.91%
Employees with postgraduate education: specializations/master’s degrees/PhDs	12.04%	12.37%	12.92%
Illiterate employees	0.00%	0.00%	0.00%
Amount invested in professional development and education	0.00%	0.00%	0.00%
Professional development hours per employee/year	70.0	59.3	47.4

Workforce totals, hirings, and layoffs

Total number of employees at the end of the period	8,347	8,119	7,704
Hirings during the period	645	930	1,199
Labor claims by laid off employees during the period	6.15%	11.82%	17.74%

Labor claims

Total labor claims during the period	26	61	44
Amounts claimed in lawsuits (in thousands of R$)	42,343	36,718	30,754
Provisions under liabilities (in thousands of R$)	80,892	77,321	82,667
Number of existing lawsuits	1,889	1,692	1,703
Number of employees involved in lawsuits	295	162	119
Number of beneficiaries of COPEL’s pension plan	8,258	8,039	7,637
Number of beneficiaries of the retirement preparation program	56	0	0

Outsourced labor (as of December)**

Number of outsourced/contractor employees	2,237	2,227	N/A

*N/A: not applicable/not available
** Since COPEL hires outsourced labor though service providers, it does have any records about the wage, education, and Severity Rate levels of outsourced/contractor employees
COPEL is subject to State Decree no. 3,492/2004, which has established the Teenager Labor Market Insertion Program. Teenagers are hired for one year, extendable to two years, for four hours of daily work, from Mondays through Fridays.
**** Comprises: labor claims, supplemental sick leave pay, insurance, surplus transportation tickets, disability pay, and accidental death. Observations:
COPEL informs that each active member of the Board of Directors and of the Fiscal Council receives monthly compensation corresponding to 15% of the average salary paid to each Chief Officer, including Christmas bonus (13th salary), subject to the terms of article 11 of the regulations approved under State Decree no. 6,343/1985, which establishes that the representative of the workforce elected for the Board of Directors will not receive any compensation. The total annual amount of compensation paid to the members of the Board of Directors and the Fiscal Council, including charges, is set at R$ 5,500,000.00.
COPEL has not implemented, and is not in the process of implementing, any specific program to provide assistance to HIV-positive employees.

5.13 Power Sector Indicators

5.13.1 Energy Universalization and the Luz para Todos Program

Under Resolution no. 223, dated April 29, 2003, later amended by Resolution no. 52, dated March 25, 2004, and Resolution no. 175, dated November 28, 2005, ANEEL set forth the overall conditions for the development of Electric Energy Universalization Plans, regulating the provisions of articles 14 and 15 of Law no. 10,438, dated April 26, 2002, as amended by Law no. 10,762, dated November 11, 2003, and 10,848, dated March 15, 2004.

On November 11, 2003, the Ministry of Mines and Energy (MME), under Decree no. 4,873, established the National Program for the Universalization of Electric Energy Use and Access, named Luz para Todos (“Light for Everyone”), which aims to provide electricity, by 2008, to the share of Brazil’s rural population which does not yet have access to this public service.

COPEL connected 30,000 customers to its power grid from the beginning of the Luz para Todos Program through December 2007, in addition to another 7,150 customers who have not been included in the program. As the number of customer requests exceeds COPEL's initial estimates, the Company is currently in the process of signing a new agreement for the connection of another 30,000 customers.

The program is integrated with several social and rural development programs implemented by the Federal Government and provides priority service to:

  quilombolas (descendants of fugitive slaves) and other racial minorities, as identified by the managers of the program;

  rural settlements, upon request by the National Colonization and Agrarian Reform Institute (INCRA);

  native Brazilian communities, upon request by the National Native Brazilian Foundation (FUNAI);
  rural properties used for family agriculture;

  Government projects aimed at the productive use of power and which foster local development.

The budget for the implementation of the program until December 2007 was composed as follows: 30% in long-term and low-interest funds from the Energy Development Account (CDE); 40% in loans from the Global Reversal Reserve (RGR), with payment in 5 years and grace period of 2 years; 20% in COPEL’s own funds; and 10% in State Government funds. The composition of the budget for the program in 2008 will be changed as follows: 10% in long-term and low-interest funds from CDE, and 60% in RGR loans, under the same terms and conditions above.

The Luz para Todos Program is advertised through conventional media, with messages on the radio, in flyers, and in posters, and is supported by the State Program Management Committee, coordinated by Eletrosul Centrais Elétricas S.A. and by the State Technical Assistance and Rural Support Institute (EMATER).

The Federal Government intends to announce the achievement of universalization of power supply in the State of Paraná at the end of 2008. Accordingly, a large media campaign is currently being conducted, urging potential customers to sign up by March 31, 2008, which is the deadline for new applications.

The table below features information about COPEL’s progress, from 2005 through 2007, in supplying customers under the Luz para Todos National Program for the Universalization of Electric Energy Use and Access and about the sources of the invested funds:

Universalization (urban customers)	2007	2006	2005

Connection goals	0	8,329	22,182
Actual connections	95,221	92,066	91,625
Achievement of goals (%)	-	1,105.4%	413.1%
Total municipalities where universalization was achieved during the year	-	214	111
Municipalities with universalization goals met (%)	-	100.0%	100.0%

Luz para Todos Program

Connection goals	0(1)	14,000	14,000
Actual connections (A)	8,419(2)	10,009	9,439
Achievement of goals (%)	-	71.5%	67.4%
Source of Funds (in thousands of R$) (2)
Federal Government(3)
Energy Development Account (CDE)	12,744	12,703	1,616
Global Reversal Reserve (RGR)	16,992	16,937	2,155
State Government(4)	5,753	3,209	215
Own funds	18,899	25,941	21,629
Total funds invested (B)	54,388	58,791	25,615
O&M (5)	2,067.08	1,254.89	229.93
Average connection cost (B/A)	6,460	5,874	2,714

(1) The Luz para Todos Program, initially scheduled to end in December 2006, was extended until December 2008
(2) Non-accountable amounts, obtained from estimates for the connection work in each year
(3) Amounts transferred by the Federal Government each year
(4) 2006 and 2007 amounts are estimates, pending proof to the Ministry of Mines and Energy (MME)
(5) Accrued amounts

5.13.2 Creation of Special Rates for Rural Customers

Given the high consumption of other forms of energy by rural customers, particularly by poultry farmers, COPEL created the Late Hours Rural Rate, in order to encourage customers to use electricity instead of other forms of energy and to foster consumption during late night hours, contributing to the environment. COPEL’s distribution system is underused during late night hours, thus consumption can be increased without the need for network expansion.

The Late Hours Rural Rate is the same rate applied to irrigation customers made available to low voltage rural customers who intend to increase their consumption during late night hours.

5.13.3 Social Programs for Proper Power Supply and Rate Discounts/Exemption

Sustainability-wise, it is essential for power utilities to create conditions for the universal access to the public service they provide. In addition to the Luz para Todos Program, COPEL conducts other integrated programs, in cooperation with the Federal and State Governments, as shown below.

Luz Legal Program

This program has been implemented under an agreement signed by the State Government, the Housing Company of Paraná (COHAPAR), and COPEL, in order to eliminate illegal connections by providing official connections to low income families in poverty-stricken areas in the outskirts of cities. COPEL builds the necessary power grids and finances the cost to customers in up to 24 interest-free installments. In 2006-2007, 3,352 customers benefited from the program.

Low Income Program

This program has been implemented in cooperation with the Federal Government to provide rate discounts of up to 65% off the regular residential rates to all residential customers with monthly consumption up to 220 kWh. The following table features information about COPEL’s service to low income customers in 2005, 2006, and 2007:

Low Income Rate	2007	2006	2005

Number of “low income” households served	745,956	784,477	750,619
Percentage of low income households out of all households served (residential customers)	37.9%	42.3%	41.5%

Luz Fraterna Program

This program has been implemented in cooperation with the State Government to provide full exemption from payment to low income and rural customers with monthly consumption up to 100 kWh, whose bills are paid by the State Government.

The table below features the number of customers who benefited from the Luz Fraterna Program from 2005 through 2007:

Luz Fraterna Program	2007	2006	2005

Number of customers served	255,361	250,765	246,141

Total expenditures (R$)	30,773,366.43	32,381,036.04	29,756,402.07

5.14 Energy Efficiency Program (EEP)

COPEL conducts an annual Energy Efficiency Program, in compliance with its concession agreement and with Law no. 9,991/2000, applying funds in projects whose goal is to promote energy efficiency among end users of electricity.

Investment criteria and the types of eligible projects are established by the National Electric Energy Agency (ANEEL), and the projects involve residential, industrial, and commercial customers, in addition to public agencies, comprising activities aimed at improving the efficiency of the main uses of power, such as lighting, mechanical power, refrigeration, and air conditioning.

In 2007, COPEL carried out actions under the Energy Efficiency Program aimed at low income communities, towns with low Human Development Index (HDI) ratings, charities, educational institutions, industrial and commercial facilities, and municipal, State, and federal buildings.

The table below features information about the energy efficiency projects conducted by COPEL in 2007, with the resulting power savings:

Energy Efficiency Projects: Focus Areas	Power Savings		Actions

	MWh/year	GJ*/year

Low income communities	30,643.75	110,317.50	replacement of bulbs and refrigerators in low income households

Public lighting	13,523.69	48,685.28	use of more efficient technologies in public lighting systems

Commerce and services	2,091.48	7,529.33	use of more efficient technologies in lighting, air conditioning, and water heating systems

Industrial sector	6,230.72	22,430.59	use of more efficient technologies in lighting and mechanical power systems

Public Agencies	338.77	1,219.57	use of more efficient technologies in lighting systems

Total	52,828.41	190,182.27

*GJ: gigajoules

5.15 Technological and Scientific Research and Development (R&D)

In compliance with Law no. 9,991/2000, which addresses investments in research and development by concession, permission, and authorization holders in the power sector, in 2007 COPEL invested in 51 projects covering the periods of 2004/2005 (distribution) and 2005/2006 (generation and transmission). For more information, refer to Note 25.

5.16 Sustainable Energy

In 2007, COPEL finished updating the wind power map of Paraná, with the results of surveys of wind power potential throughout the State, conducted under the Ventar Project, which comprises the operation of 11 wind measuring stations.

Furthermore, COPEL completed the 2007 Energy Balance Sheet of Paraná (base year 2006), which features the progress of the production and consumption of all energy sources by different segments throughout the State and which will underpin energy planning studies and programs by government and private companies and agencies.

Studies are under way for potential alternative energy generation projects.

These include studies about the availability of biomass in Paraná, which will support the update of the data base containing information about the availability of different kinds of biomass throughout the State. In order to map out the energy potential of Paraná, COPEL has already conducted a test program in the area surrounding the town of Tunas, changing the methodology used to acquire data about energy sources. The goal for 2008 is to extend this test program to all areas of the State. In order to do so, a workgroup was set up with the participation of COPEL, State Departments, the Agronomy Institute of Paraná (IAPAR), the Technology Institute of Paraná (TECPAR), the Technical Assistance and Rural Support Institute of Paraná (EMATER), and the Institute of Technology for Development (LACTEC), to evaluate and study the construction of a small biodiesel plant with estimated output of 10 thousand liters a day.

COPEL also intends to build, after having completed the first unit, another 4 biomass-powered distributed generation prototypes to be added to COPEL’s power system.

Also noteworthy are: a) the signature of an amendment to include COPEL in the cooperation agreement for the development of an electric vehicle by Itaipu and KWO, with the goal of evaluating performance, proposing improvements, and developing the local production of components; and b) the learning of the requirements for COPEL’s participation in research networks about hydrogen routes, which have been active in Brazil, so that the Company can later on decide whether it will be convenient to participate in such projects.

6. ENVIRONMENTAL PERFORMANCE

COPEL’s corporate environmental management is set up to respond to the challenges on the Company’s path to excellence in sustainability.

COPEL’s environmental area operates in a matrix-like manner, through committees, programs, and projects, and its management process is divided into four pillars, whose goals are:

  Institutional pillar: to systematically integrate processes and to perform institutional representation;

  Legal pillar: to proactively conduct internal processes, with a view to complying with the environmental legislation;

  Sustainability pillar: to build COPEL’s sustainability tripod, formed by the environmental, social, and economic areas of the Company, in sync with its strategic frame of reference;

  Research and Development (R&D), Science and Technology (S&T), and innovation pillar: to drive the Company’s internal processes towards sustainability, with a view to the search of new renewable energy sources to diversify its range of energy options.

The highlights of COPEL’s environmental area in 2007 were:

  The preparation of its strategic plan, with the establishment of the Environmental Management for Sustainability, and the incorporation of these policies and strategies into the processes, products, and services of the Company;

  Alignment with the public policies for the adoption of river basin oriented management;

  The creation of:

1) A permanent program for the audit and management of environmental risks and liabilities;

2) A biodiversity committee and specialized workgroups for the development of actions in waterside forests, permanent preservation areas, and legal reserves, in order to foster partnerships and support research and projects involving the preservation and recovery of biodiversity within the river basins that feed COPEL’s reservoirs;

3) A permanent commission for the monitoring and control of cyanobacteria in the reservoirs of the Governor Bento Munhoz da Rocha Netto and Pitangui-São Jorge Power Plants;

  The establishment of environmental education programs for sustainability purposes and for the corporate management of a) greenhouse gases, and b) waste;

  The coordination, planning, and organization of the 2nd Future Energy Technologies Seminar (STEF); and

  The establishment of partnerships with local administrations for the proper planning of urban tree planting, trimming, and replacement.

6.1 Promoting the Kyoto Protocol

COPEL has conducted a reforestation project to recover the waterside forests around its reservoirs. According to the 2005 estimates by the Forest Research Foundation of Paraná (FUPEF), approximately 262,130 tons of CO2 will be removed from the atmosphere after the reforestation of 580 hectares around reservoirs. In 2007, a workgroup was formally established to establish a greenhouse gas management program within COPEL.

For the Company’s operational activities and for the transportation of people on duty, COPEL preferably acquires vehicles which run on alcohol. Vehicles with diesel engines undergo regular maintenance to ensure compliance with legal emissions standards. These vehicles are driven by employees who are instructed about the importance of operational, preventive, and corrective maintenance procedures, including those recommended by the manufacturers as well as those set in COPEL's maintenance plans. Special consideration is given to the maintenance of components involved in the control of emissions.

6.2 Environmental Preservation

In compliance with ANEEL Resolution no. 456/2000, COPEL does not provide connections in federal, State, or municipal environmental preservation areas. Environmental agencies have a pivotal role in this matter, since they are consulted by COPEL before service requests in these areas are completed and asked for authorization to provide service to customers with potentially pollutant activities, pursuant to the applicable legislation.

COPEL’s Technical Instruction Manual – Environment (MIT 164001) features the procedures followed by the Company to ensure that its activities result in the minimum environmental impact possible. To comply with the provisions of the Sarbanes-Oxley Act, COPEL’s environmental area in charge of generation, distribution, transmission, and telecommunications has taken measures to ensure greater reliability of internal controls. In order to do so, it prepared flowcharts breaking down the processes with the most impact, identifying deficient, ineffective, or inexistent controls, thus resulting in improved management.

6.3 Social-Environmental Programs

6.3.1 Tribute to the Waters

In light of the appearance of algae in the reservoirs of the Governor Bento Munhoz da Rocha Netto (Foz do Areia) and Alagados Power Plants, in 2007 COPEL developed the Tribute to the Waters Program, based on the Tribute to the Iguaçu River Program, to properly diagnose the quality of the water of the reservoir and the upstream basin, under the coordination of the Environmental Institute of Paraná (IAP), prior to the signature of an agreement by COPEL, the State Departments, Itaipu Binacional, and the Paraná Sanitation Company (SANEPAR), for the implementation of river basin management in Paraná. The Palmeirinha River microbasin will be the first one to be evaluated in 2008 under the Tribute to the Waters Program.

6.3.2 Urban Forestation

Due to the impacts caused by the trimming of trees, which is necessary to ensure the continuity of power supply, COPEL conducts a Social-Environmental Urban Forestation Program, which was approved by the Board of Officers at the end of 2006. The procedures established for the evaluation of the execution of compensatory measures required by environmental agencies are described in the Technical Instruction Manual – Environment (MIT 164001).

In January 2007, the program started producing seedlings for urban reforestation in the Forest Greenhouses of the Governor José Richa, Governor Ney Braga, and Mourão Power Plants. COPEL’s goal is to establish partnerships with local administrations so that they will adopt proper procedures for the management of urban forestation, carrying out projects with seedlings provided by the Company. In order to reduce the cases of conflict between urban trees and power distribution lines, in October 2007 COPEL started negotiations with the Árvore Institute, a public interest organization established in Maringá, one of the cities with the largest number of trees in Paraná, to replace trees and provide seedlings which are more suitable for urban forestation. Likewise, in December 2007 COPEL began negotiations with the administration of the city of Curitiba for a cooperation agreement regarding urban forestation.

6.3.3 Waterside Forests

This project, which has been conducted since 2005, is aimed at the reforestation of permanent preservation areas surrounding COPEL's reservoirs. It has already recovered 113 hectares of forest, with the planting of 250 thousand seedlings of native species most suitable to each ecosystem and of 800 seedlings of Juçara palm tree (Euterpe edulis Mart) around the reservoir of the Governor José Richa Power Plant. To inform local communities about the measures taken, hundreds of signs were posted, and 42,077 meters of fencing were also built around the environmental preservation area.

6.3.4 Siltation in the Antonina Bay

This project, developed in cooperation with the Institute of Technology for Development (LACTEC), was set up to investigate the possibility that silt from the Cachoeira River might be contributing to the siltation of the Antonina Bay, particularly in the area of the Ponta do Félix Port Terminal.

The study considered scenarios in which the Governor Pedro Viriato Parigot de Souza Power Plant was in operation and inactive and evaluated the effect of the diversion of water from the Capivari River into the Cachoeira River and the transportation of silt also from the Nhundiaquara and Sagrado rivers. The final report indicated that the computer-modeled simulations of the transportation of silt within the Antonina Bay did not detect any influence of the Governor Pedro Viriato Parigot de Souza Power Plant on the siltation throughout the bay.

6.3.5 Repopulation of the Rivers of Paraná

COPEL has produced 1,000,000 fry in the Ichthyology Station it maintains at the Governor Ney Aminthas de Barros Braga Power Plant. The program for the repopulation of the rivers of Paraná with native species released 776,800 fry in 2007. The release points were the main reservoirs of COPEL’s power plants and the tributaries of the Iguaçu basin, near the towns of Pato Branco, Palmas, and Francisco Beltrão. In Palmas, in particular, the program’s activities took place in one of the native Brazilian reservations of the Kaingang community, in 12 tanks spreading over 30 hectares where they breed fish for their own consumption, attesting to COPEL’s social-environmental commitment to the communities within its area of influence.

6.3.6 Channels for the Passage of Fish

COPEL, in agreement with the Environmental Institute of Paraná (IAP), has implemented a network of channels downstream from the reservoir of the Governor José Richa Power Plant, interconnecting wells and hollows within the Iguaçu riverbed, allowing fish to circulate and allowing the rescue of those who are drawn by the spillway flow, particularly during the time of piracema (spawning time).

6.3.7 Invading Species

COPEL has increased the measures to detect and fight the so called golden mussel, an invading species which has been found in the reservoirs of several power plants in Brazil, by conducting specific campaigns and research about control methods in cooperation with the Institute of Technology for Development (LACTEC). The measures already under way aim to mitigate the effects of the presence of this mussel in order to ensure the availability of COPEL’s generating units.

Foreign plant species with great invading power and which alter the natural environment of the areas where they spread must also be eliminated, contributing to the environmental recovery of these areas. Currently, experts are working to eradicate Pinus sp. from native grasslands within the Company’s area of influence in the towns of Ponta Grossa and União da Vitória.

6.3.8 Clean Development Mechanisms

COPEL, in sync with the requirements of Clean Development Mechanisms, has reviewed projects under study or under way with a view to contributing to the sustainable development of the communities within which these projects are carried out. The diagnosis conducted in 2006 indicated opportunities for the acquisition of carbon credits in power generation and transmission projects. Specific studies were conducted in 2007.

6.3.9 Corporate Management of Greenhouse Gas Emissions

In the second half of 2007, COPEL established the Program for the Corporate Management of Greenhouse Gas Emissions, with the following goals:

  To assess COPEL’s greenhouse gas emissions;

  To evaluate and propose mechanisms for the reduction/neutralization of emissions by the Company;

  To identify and submit new project opportunities which may be eligible for the Clean Development Mechanism;

  To develop internal offsetting tools;

  To promote innovation in technology and in processes, with a view to reducing emissions;

  To provide support to the continuity of potential projects which have been identified.

COPEL is currently assessing the emission levels of its vehicle fleet, as well as assessing in depth potential projects eligible for the Clean Development Mechanism, encouraged by the fact that the first methodology for the eligibility of waterside forests under the Clean Development Mechanism has been approved by the United Nations. COPEL has also resumed studies about the eligibility of its core activities.

The table below features CO2 emissions by COPEL's vehicle fleet and thermal power plants from 2005 through 2007:

Management of CO2 emissions by COPEL

CO2 emissions by COPEL’s vehicle fleet

Fuel*	2007		2006		2005

	Volume	CO2 emissions (in tons)	Volume	CO2 emissions(1) (in tons)	Volume	CO2 emissions (in tons)

Gasoline (l)	2,816,986	6,112	3,284,562	7,127	3,334,920	7,237
Alcohol (l)	546,685	754	427,854	590	322,127	445
Natural Gas (m3 )	-	-	3,950	7,74	42,046	82
Diesel (l)	3,811,542	9,986	3,520,388	9,223	3,217,656	8,430

Total		16,852		16,948		16,194

CO2 emissions (in tons) by COPEL’s thermal power plants(2)

Figueira TPP		162,063		170,707		164,338
UEG Araucária		621,925		61,496(3)		N/A

(1) CO2 emissions were calculated based on the following figures: Gasoline (Brazilian gas, with 22% ethanol) = 2.17 KgCO2 /liter; Alcohol = 1.38 KgCO2 /liter; Natural gas = 1.96 KgCO2/m3 ; and Diesel = 2.62 Kg CO2/liter
(2) Information transmitted every six months to the Environmental Institute of Paraná (IAP)
(3) Calculated based on a carbon rate of 63.76% in coal (coal with 17% ashes)
N/A: not available

6.3.10 Emissions of Ozone-Depleting Substances

In 2008, COPEL will replace 12 vehicles manufactured prior to 2000, because their air conditioning units employ CFC gas.

Nitrogen Oxides NOx) and Sulphur Dioxide (SO2) are emitted by the Figueira and Araucária Thermal Power Plants. Data on NOx emissions by the Araucária Thermal Power Plant is not available because the facility’s gas metering system was under maintenance, while SOx emissions are negligible. The table below features information about the emissions by the Figueira Thermal Power Plant:

Emissions by the Figueira Power Plant*	2007	2006	2005

NOx (in tons)	1,004	713	716

SOx (in tons)	6,720	8,742	14,151

* The calculation, which takes into account concentration x output x operation time, was estimated through single measurements taken during the self-monitoring process, every six months, as a requirement for the renewal of the plant's operating license.

6.4 Other Environmental Actions and Controls

6.4.1 Use of Water

COPEL’s business operations do not interfere with the wetlands listed by the Ramsar Convention (1971), which addresses the preservation and rational use of wetlands, nor does its water consumption significantly affect ecosystems/natural habitats.

COPEL does not recycle the water used in its facilities (cafeterias, restaurants, kitchens, and restrooms). In terms of industrial power generation, the water from the reservoirs, which only passes through turbines, is not considered consumed water. Day-to-day water consumption by the Company is described in the Environmental Indicators table.

COPEL’s power plants, except for the Araucária facility, employ water from rivers and reservoirs for cooling in an open circuit, without any recirculation. The Araucária Power Plant uses a different system, with treated water supplied by SANEPAR in a closed cooling circuit. There are no available records about the volume of water used by the Araucária facility’s cooling system.

6.4.2 Use of Non-Renewable Fuel

COPEL has two power plants which run on non-renewable fuels, the Figueira and Araucária Thermal Power Plants, the former running on coal, and the latter running on natural gas. The table below features information about the consumption of non-renewable fuels by these facilities from 2005 through 2007:

Use of non-renewable fuels by COPEL’s facilities FIGUEIRA THERMAL POWER PLANT

Primary Energy Source	2007	2006	2005

Mineral coal (in tons)	72,888.381	73,018.299	74,138.992
Mineral coal (MWh)	82,492.072	80,505	81,741
Mineral coal (joules)	2.88 x 10[14]	2.89819 x 10[14]	2.942676 x 10[14]
Diesel (m³)	63	119	N/A
Diesel (MWh)	(*)	1.145839	N/A
Diesel (joules)	(*)	4.12502 x 10[9]	N/A

ARAUCÁRIA THERMAL POWER PLANT

Primary Energy Source	2007	2006	2005

Natural gas (m3 )	356,936,073	129,411,335	N/A

(*) Diesel is only used to start up the generating units
N/A: not available

6.5 Biodiversity: Sensitive Areas and Conservation Units

COPEL considers as sensitive those areas which warrant priority in environmental conservation processes, as well as other areas where usage restrictions must be imposed, comprising: permanent preservation areas, as defined by the Brazilian Forest Code, under Law no. 4,771/65, as amended (Law no. 7,803/89, Provisional Measure 2166-67/2000, CONAMA Resolutions no. 302 and 303/2002); and conservation units, which include full protection units, ecological stations, biological reserves, national parks, natural monuments, and wildlife sanctuaries, and also sustainable use units, including Environmental Protection Areas (Áreas de Proteção Ambiental or APAs) and others, as defined by Law no. 9,985/2000.

Some of COPEL's power generation projects are located close to or within environmentally sensitive areas, which were established by decrees issued after the projects were implemented. As a way of protecting the diversity of environments and ecosystems in Paraná, COPEL maintains and monitors environmental protection areas, particularly in the Coastal Mountain Range. Furthermore, in compliance with the requirements of the Environmental Institute of Paraná (IAP), COPEL mitigates the impacts of the construction of major power generation projects by setting up conservation units, as shown in the table below:

COPEL’s facilities located close to or within sensitive areas

Project	Area (ha)	Municipality	Sensitive areas

São Jorge PP	22.40	Ponta Grossa	National Campos Gerais Park and Escarpa
	66.32	Carambeí	Devoniana Environmental Protection Area

Marumbi PP	225.98	Morretes	Pico Marumbi State Park

Gov. Parigot de Souza PP	865.18	Antonina	Pico do Paraná State Park

Chaminé PP	1, 613.24	São José dos Pinhais	Guaratuba Environmental Protection Area
	1,900.10	Tijucas do Sul

Guaricana PP	541.54	São José dos Pinhais	Guaratuba Environmental Protection Area
	270.50	Morretes

Atuba Center	3.00	Curitiba	Atuba River Permanent Protection Area

*Conservation units created by COPEL

Mourão PP	560.40	Campo Mourão	Lago Azul State Park
	1,266.96	Campo Mourão, Luiziana

Gov. Ney Braga PP	1,231.06	Pinhão	Rio dos Touros Ecological Station

Jordão River Diversion PP	423.12	Candoi e Reserva do Iguaçu	Tia Chica Ecological Station

Gov. José Richa PP	107.27	Capitão Leônidas Marques	Guarani River State Park

*Conservation units created by COPEL as a result of its projects and managed by IAP

According to updated data for 2007, the areas owned by COPEL within conservation units, based on the National System of Conservation Units (SNUC), are shown below:

Properties located within conservation units

Sustainable use units	Municipalities	Area (in ha)

Guaratuba State Environmental Protection Area	São José dos Pinhais and Tijucas do Sul	3,513.34

	São José dos Pinhsais and Guaratuba	8,798.70

	Guaratuba, Morretes, and São José dos Pinhais	812.14

Escarpa Devoniana Environmental Protection Area	Ponta Grossa and Carambeí	88.72

	Castro	40.10

	Subtotal	13,253.00

Full protection units	Municipalities	Area (in ha)

Pico do Marumbi State Park	Morretes	225.98
Pico do Paraná State Park	Antonina	865.18
Lago Azul State Park	Campo Mourão and Luiziana	1,827.36
Tia Chica Ecological Station	Candói and Iguaçu Reserve	423.12
Rio dos Touros Ecological Station	Pinhão	1,231.06
Guarani River State Park	Três Barras do Paraná	2,235.00

	Subtotal	6,807.70

	Total	20,060.70

COPEL does not provide power connections in protected areas without the submission, by the customer, of proper authorization by the environmental agency.

As soon as the State Environmental and Water Resources Department concludes the Ecological Economic Zoning Plan, COPEL will conduct studies to identify potential Company properties to which this zoning plan may apply.

6.5.1 Monitoring of Power Plant Reservoirs

COPEL monitors its 18 hydroelectric power plant reservoirs and other water bodies under the influence of its thermal power plants, in compliance with the requirements for the operating licenses issued for its facilities. The Company also conducts research for purposes of scientific development and conservation and preservation of the surrounding habitats. COPEL is currently developing a data base to support its “integrated model for the support of ichthyological monitoring", as part of a project designed to promote the collection of ichthyological data by the Company, to research applicable monitoring methodologies, to define monitoring standards, and to integrate all results into the current water quality management.

6.6 Environmental Licensing

In compliance with the National Environmental Policy, COPEL has renewed the operating licenses for the Guaricana, Chaminé, Chopim I, Marumbi, Pitanga, and Rio dos Patos power plants for another four years, and the license for the Apucaraninha plant for two years. The Company has also obtained 21 licenses for power transmission projects, comprising all of their stages: planning, construction, and operation of power lines and substations, attesting to the effectiveness of the measures taken by COPEL and to its commitment to environmental control over the physical, biological and anthropic aspects of the areas directly and indirectly affected by its projects.

COPEL relies on forest technicians who work at its regional distribution units, directing maintenance activities and new environment-related projects. The Company obtains environmental licensing by fully complying with the applicable legislation, thus reducing the risk of environmental violations and improving the quality of the work it conducts.

The environmental impact of power distribution on a regional scale is not significant. Throughout COPEL's existence, it has been necessary to cut down vegetation in order to expand the Company’s distribution network. In order to do so, COPEL has prioritized areas along access routes and areas already occupied by man. In light of the social, economic, and environmental benefits to the State of Paraná, the potential impact of distribution lines may be considered relatively insignificant. Accordingly, environmental agencies do not require prior authorization for the installation and operation of power distribution lines at voltages lower than 230 kV.

6.7 Assessment of Environmental Risks and Liabilities

As part of its environmental risk and liability assessment process, in 2007 COPEL mapped out and ranked the environmental risks and liabilities resulting from power generation, transmission and distribution activities and also from telecommunications activities. The assessment of potential business risks and liabilities related to the compliance with the applicable environmental legislation has become a major managerial tool to the Company, which has contributed to rationalize the actions to be taken in different areas.

6.8 Compensatory Measures – Kaingang Native Brazilian Community of Apucaraninha

In December 2006, COPEL Generation, the Federal Prosecution Service, the National Native Brazilian Foundation (FUNAI), and the Kaingang Native Community of Apucaraninha signed a settlement (Termo de Ajuste de Conduta – TAC). This settlement provides for the implementation of an ethnodevelopment program under which several projects will be conducted with a view to the socioeconomic and environmental sustainability of the current and future generations of that community, funded by the reparations paid by COPEL. In July 2007, a commission composed of 14 representatives of the native community and 9 representatives from other organizations involved paid a visit to two other communities also affected by the construction of dams: Xerentes, in Tocantins (Lajeado Power Plant), and Waimiri-Atroari – Abonari/Jundiá, in Amazonas (Balbina Power Plant). During this visit, representatives realized the need to raise awareness about native Brazilian culture and their day-to-day problems and to evaluate onsite the results, benefits, and difficulties of previously implemented programs.

6.9 Social-Environmental Communication

Given the growing level of awareness by the population and the need for greater transparency in COPEL's actions, and with the goal of contributing to the dialogue with the public, COPEL has implemented a Social-Environmental Communication Program specifically aimed at the communities under the influence of the Company's facilities, which will make available permanent communication channels, ensuring access to all relevant information.

6.10 Policy of Relations with Environmental Agencies

COPEL tried during 2007 to further develop its relations with environmental agencies charged with supervising and licensing the Company's activities, with the goal of reducing the review time for the projects it submits. By doing so, COPEL has already noticed more expeditious treatment of some of the projects submitted for review.

In 2007, the issue of IAP Ruling 005/2007 resulted in the suspension of connections to customers in environmental protection areas, as well as connections to customers involved in potentially pollutant activities, since these require prior authorization by the environmental agency. As for potentially pollutant activities, COPEL tried to obtain a reversal of this decision, which came about through IAP Internal Guideline no. 002/2007, which maintained, however, the requirement of prior authorization by the Environmental Institute of Paraná (IAP) to provide connections to any enterprise involved in any of the activities of the List of Potentially Pollutant Activities (Resolution no. 237 of the National Environmental Council – CONAMA, and Resolution no. 031/98 of the State Environmental and Water Resources Department – SEMA).

The Company’s forest technicians try to proactively help COPEL’s environmental experts obtain environmental licenses, thus reducing the risk of environmental violations and of suspension of construction work.

6.11 Recovery of Degraded Areas

Several tree species which inhabited Paraná’s forests are on the verge of extinction, due to indiscriminate exploitation by logging companies, to the expansion of agriculture, to the general lack of environmental awareness, among other reasons. As a form of minimizing this impact and contributing to the preservation of forests, COPEL’s Forest Greenhouses produced, among others, 320,000 seedlings of native Paraná species, such as peroba-rosa, cabriúva, imbuia, and farinha seca, which have major ecological, economic, aesthetic, scientific, and genetic significance. In order to preserve native vegetation, in 2007 COPEL raised the supports of transmission lines in several areas, resulting in 83.98 hectares of preserved land.

6.12 Preservation of Public Areas

Authorization by the Regional Administration of Federal Property (GRPU) is required for power connections to properties owned by the Federal Government in the coastal area of Paraná, which creates an obstacle to their illegal occupation. The procedures for the establishment of connections in federal, State, or municipal environmental protection areas are described in a specific Company manual (MIT 164001).

6.13 Final Disposal of Waste

In 2007, the Company discussed the need to overhaul the Materials Classification System (SCM), which contains 25,000 catalogued items with a high number of specifications for the same types of materials, resulting in high complexity to the standardization of data, as in the case, for instance, of power transformers.

The technical specifications of materials applied to the power sector are extremely important given the need to ensure the availability and the maintenance of the quality of the power grid. Taking this aspect into consideration, the use of recycled materials is low, and includes such items as refurbished aluminum and copper wires, recycled mineral insulating oil, and recycled paper.

The table below features information about the consumption of paper by COPEL from 2005 through 2007, including information about the optimization of its use relative to the number of employees and about the increase in the volume of paper that has been recycled, which indicates higher workforce awareness:

COPEL’s paper consumption and recycling

Use of paper	Unit	2007	2006	2005

Paper consumption	Sheets	96,687,367	103,290,034	101,362,400
Paper consumption by employee(1)	Sheets	4,245	5,005	5,301
Recycled paper consumption	Sheets	8,907,192	1,379,277	N/A(2)
Paper sent to recycling	Kg	143,610.00	135,870.00	128,040.00

(1) Except for centralized printers
(2) Not available

As for the reduction of industrial waste, in 2007 COPEL replaced the excitation transformers of the generating units of the Gov. Bento Munhoz da Rocha Netto Power Plant, with a view to eliminating all equipment insulated by askarel-based fluids.

COPEL has made progress in the implementation of corporate selective waste collection, through partnerships with local administrations, thanks to internal awareness actions and periodic environmental communication.

The Compact Fluorescent Light Bulb Collection Project, which is part of COPEL's Energy Efficiency Program, is aimed at single-phase and low income residential customers who are beneficiaries of Federal Government-sponsored social programs, who consume on average up to 220 kWh/month, and who benefited from bulb replacement projects in 2006/2007. Its goal is to provide information about the procedures for the collection of used bulbs and to ensure proper conditions for its environmentally-safe disposal.

The following table features information about the environmentally-sound disposal of waste by the Company in 2006 and 2007:

Treated and Disposed Industrial Waste

Waste	Unit	Treatment Method / Final Disposal	Volume
			2007	2006

Class I Waste

Askarel(1)	tons	Decontamination and recycling of impermeable
		metallic equipment frames. Incineration of oil	46.38	45.00
		and contaminated permeable solids
Insulating mineral oil	liters	Regeneration	300,000	230,000

Transformers with	pieces	Reclycing and/or reuse	3,620	4,042

insulating mineral oil

Contaminated solids with	tons	Co-processing in cement factory ovens	23.06	55.07
oil, paint, and solvents

Class IIA and IIB Waste

Concrete and wood pole pieces	m	Sale through public bidding, for recycling of component materials	75,467.00	15,520.00
Ashes from the combustion	tons	Landfills	19,630.00	13,140.00
of mineral coal

(1) Waste that qualifies under the Basel Convention: Disposed of by company under contract (public bidding) for transportation and final disposal within the country.

6.14 Environmental Education

Internal Audience

COPEL’s Environmental Education for Sustainability Program contributes to the fulfillment of the Company’s mission statement and is aimed at promoting greater awareness by employees of their connection to the environment they live in, inspiring them to adopt a responsible and environmentally sustainable behavior within society at large.

In 2007, COPEL held 38 training events, which include courses, lectures, seminars, and workshops, for a total of 655 hours, with the participation of 94% of employees, and of local administration representatives and outsourced workers, for a total of 1,277 individuals trained. The issues addressed at these events involved sustainability and environmental management.

COPEL participates in the Unified Agenda, through a partnership with the State Environmental Department (SEMA), the Environmental Institute of Paraná (IAP), the Sanitation Company of Paraná (SANEPAR), and other State agencies, promoting external activities on special dates to draw attention to its environmental programs and to get in touch directly with other stakeholders (communities, society in general, and customers). The integration of this work with events held during the Internal Workplace Accident Prevention Weeks (SIPATs), addressing environmental issues, was an environmental education project also conducted in 2007.

Outsourced Workers

COPEL's Environmental Awareness Program is aimed at promoting changes in the behavior of workers in the Company’s construction sites, leading them to become more responsible about the consequences to the planet of their professional and personal actions and to think about the environmental impacts of COPEL’s projects and about ways to minimize these impacts.

Public Agencies

In November 2007, under a partnership with the Urban Development Department, COPEL held a training course named "The Right Tree in the Right Place”, which was attended by 85 civil servants from 50 local administrations in western Paraná. This initiative was integrated into the State Program for the Professional Qualification of Municipal Servants.

Community

COPEL conducts environmental education activities at the Iguaçu Regional Museum, which features one of the most important regional collections in Paraná, highlighting the people, the fauna, and the flora of the Middle Iguaçu region. In 2007, the Museum received 17,415 visitors.

In 2007, COPEL was also able to conduct such community-oriented activities at the Environmental Education Center of the Faxinal do Céu Greenhouse, which features educational trails. The center received 2,098 visitors in 2007.

COPEL, under a partnership with the Tibagi River Environmental Protection Consortium (COPATI) and with the support of local administrations, has implemented the Pingo D’água (Drop of Water) Environmental Education Program, which reached 30 thousand students and 2 thousand participating educators in 2007, benefiting 35 towns in the Tibagi River basin. The goal of the program is to increase the awareness of the participants, showing them the consequences of their actions to the environment.

Fourth-grade teachers from municipal schools were trained to safely address environmental issues with their students and their communities and were also encouraged to conduct field work in connection with the rational use of water and the proper disposal of waste. Furthermore, COPEL’s work in this area comprised theatre plays, demonstrations, newspapers and leaflets about environmental issues, reforestation, exhibits, and several other activities which have contributed to the education of entire communities about the preservation of the environment.

6.15 Environment-Oriented R&D Projects

6.15.1 Distributed Power Generation

In order to search for environmental-friendly solutions, COPEL participates, under a partnership with Itaipu Binacional and SANEPAR, in a project for the diversification of energy sources through the implementation of distributed power generation based on biogas from hog waste processed through biodigestors.

The experimental operation of a test-facility in the Colombari Farm, in the Foz do Iguaçu area, was recently authorized. It will operate experimentally for 90 days, after which it shall be authorized to operate without supervision. To arrive at the prototype set up in the Colombari Farm, COPEL invested in field and lab testing and in a sophisticated technology to study electromagnetic transients, to ensure that the connection of these microgenerators to the Company's grid will not result in any problems but will rather be a solution.

The waste produced by the 3,000 hogs raised in the farm will feed a 50 kW generator, which is currently operational and being monitored by an oscillograph, a piece of equipment which will record all variations that might take place during this experimental phase of the project. Some of the generated power will be consumed by the farm itself, and any surpluses will be transferred to COPEL's distribution grid. Generation based on biodigestors is different from the combustion of biomass because it uses bacteria to decompose waste (an anaerobic process).

6.15.2 Studies for the Reduction of the Costs of Distribution Line Maintenance

During 2007, the Institute of Technology for Development (LACTEC) developed a project procured by COPEL for the evaluation of the possible uses of easement areas under distribution lines. This research took into account environmental and economic factors as well as the health and safety of the employees involved, comparing: the regular clearing of land, the planting of low growth native species, and the planting of agricultural species.

In 2007, LACTEC disclosed partial results of the research. The completion of the project and the publication of the final report are scheduled for February 2008.

6.15.3 Projects for the Biorecovery of Areas Contaminated by Insulating Mineral Oil

Insulating mineral oil spills are not significant in COPEL's activities, as they only happen very occasionally, due to equipment malfunction or transformer theft. Equipment malfunctions are handled by emergency response and grid maintenance teams, which employ standardized instruments to avoid spills during the removal and transportation of malfunctioning items.

In 2007, COPEL carried on the environmental recovery of areas contaminated by insulating mineral oil, through bioremediation. Recorded cases of contamination are serving as the basis for the development of a methodology for the remediation of future spills. The bioremediation process involves the use of bacteria which consume hydrocarbons in their cycles, turning them into harmless substances, thus decontaminating the affected area.

6.16 Management of Fines, Statements of Commitment, and Environmental Notices

COPEL keeps track of all environmental fines, statements of commitment, and notices through a management system that enables the Company not only to comply with legal requirements but to reduce the costs of administrative fines and to minimize the risks of criminal prosecution against employees and managers.

In 2007, there were seven cases of environmental violations which resulted in fines, statements of commitment, or notices, as shown below. Those concerning tree trimming (1, 4, 5, and 6) led the Company to prepare a two-hour training session to educate employees about the proper way to trim trees and about the legal implications of their job. A total of 213 employees attended this round of training sessions. In addition to these two-hour sessions, regular trimming courses, with duration of 24 hours, have also been offered regularly.

Control of Environmental Violations - 2007

N	Type	Date	Place	Penalty		Description

				Original	Paid

1	Fine	08/07	Curitiba	R$ 15,000.00	Under appeal	Fine imposed for severe unauthorized trimming of 15 trees. Appeal filed and proposal for the recovery of the appeal environmental damage submitted.

2	Fine	10/07	Maringá	R$ 20.000,00	Under appeal	Fine imposed for the provision of power connections in Under a plot of land without authorization by IAP. The entire process was authorized by the local administration.

3	Fine	07/07	Guarapuava	R$ 2,000.00	Under appeal	Construction of distribution lines in a Permanent Preservation Area without authorization by IAP.

4	Notice	09/07	Guaratuba	No penalty	No penalty	Customer complaint: severe unauthorized tree trimming. Settlement with the customer for the recovery of the damage: tree planting in a town square.

5	Notice	09/07	Guaratuba	No penalty	No penalty	Customer complaint: severe tree trimming. Onsite inspection indicated trimming was done within standards.

6	Notice	09/07	Ponta Grossa	No penalty	No penalty	Severe trimming in the city of Ponta Grossa. Notice 209/2007. Measures taken to adjust procedures followed by COPEL’s employees and by outsourced workers, who are undergoing training about the legal implications of trimming.

7	Statement of Commitment	10/05	Araucária - Parque das Pontes	R$ 150,500.00	Under appeal	2005 case. Land clearing in a Permanent Preservation Area without authorization by the environmental agency. Total of 301 trees cut down. Statement of commitment signed in March 2007, and recovery plan implemented in April 2007, subject to supervision until April 2009. The signature and fulfillment of the statement of commitment may lower fine by 90%, resulting in savings of R$ 135,450.00. Expenses with the implementation of the plan amount to approximately R$ 1,500.00, plus R$ 200.00 for maintenance every two months.

DMAD – Environmental Department of the Distribution Area
Updated on 01/02/2008

COPEL paid in 2007 a total of R$ 104,195.00 in fines, out of an original amount of R$ 127,375.00.

COPEL was not imposed any fines or notices in connection with generation and transmission activities in 2007.

6.17 Environmental Indicators

In addition to complying with the guidelines of the Global Reporting Initiative (GRI), of AA1000, and of the Global Compact, COPEL is a member of BOVESPA’s Corporate Sustainability Index (ISE), striving to improve its environmental indicators. Thanks to the environmental actions taken by the Company in sync with its strategic planning, it reached an environmental performance score of 60% in 2007, against 49% in 2006.

The table below features information about COPEL’s environmental actions from 2005 through 2007:

COPEL’S ENVIRONMENTAL INDICATORS

Recovery of Degraded Areas	Goal for 2008	2007	2006	2005

Area that has been preserved and/or recovered through sustainable vegetation management under transmission and distribution lines (in hectares)	no goal	3 *	0	0

Preserved area/total preserved area within concession area as required by law (%)	N/A	N/A	N/A	N/A

Contribution to the increase of vegetated areas in municipalities by the Urban Forestation Program	54.02	1.54	0	0

Isolated protected lines (ecological or green lines) in urban areas (in km)	no goal	3,442.19	2,636.6	N/A

Percentage of isolated protected lines/total distribution network in urban areas	N/A	15.61	13.34	5.2

Expenses with environmental impact management (forestation, sustainable management, protected equipment and grids)	no goal	R$ 21,282,689.65	R$ 26,890,389.02	R$ 38,241,604.60

Number of accidents resulting from violations of environmental safety legislation	no goal	0	0	0

Number of notices and/or fines for violations of environmental legislation	0	3	1	3

Amount charged for notices and/or fines for violations of environmental legislation **	0.00	R$ 37,000.00	R$ 3,457.69	R$ 158,700.00

* Refers to the research project named “Studies for the Reduction of the Costs of Distribution Line Maintenance”
** Amounts correspond to penalties imposed during the year and not penalties paid.

Management of hazardous waste	Goal for	2007	2006	2005

	2008

Percentage of equipment replaced by other equipment with PCB (Askarel)* free insulating mineral oil	100	100	100	0

Percentage of decontaminated light bulbs out of all bulbs replaced by the Company	100	0	100	100

Percentage of decontaminated light bulbs out of all bulbs replaced at consumer facilities	N/A	N/A	N/A	N/A

Expenses with treatment and disposal of toxic waste (incineration, landfills, biotreatment, etc.)	R$ 604,000.00	R$ 815,000.00	R$ 1,257,000.00	R$ 673,000.00

* According to data from previous reports

Environmental Education and Awareness	Goal for 2008	2007	2006	2005

Environmental education – Community – within the Company	N/A	N/A	N/A	N/A

Number of employees trained in environmental education programs	no goal	1188	808	702

Number of environmental training hours/total training hours	no goal	535	216	184

Funds applied (in thousands of R$)	no goal	R$ 26,019.02	R$ 83,700.00	N/A

N/A: not available

There is no in-depth data available yet about the production and treatment of solid waste; the use of resources in the Company’s production and management processes; the percentage of consumables acquired with the Green Seal or forest certification; and Energy Efficiency Programs (EEPs) aimed at promoting the culture of power conservation and rational use.

7. SOCIAL BALANCE SHEET

ANNUAL SOCIAL BALANCE SHEET - IBASE Model
As of December 31, 2007 and 2006
(In thousands of reais)

								Consolidated

					2007				2006
	1 - BASIS FOR CALCULATION
N 29 & 30	Net Revenues - NR	5,422,126				4,888,615
	Result of Operations - RO	1,629,124				1,837,223
N 31-c	Gross Payroll - GP	587,021				579,944
	Total Value Added - TVA	5,235,899				5,638,463

	2 - INTERNAL SOCIAL INDICATORS		% Sobre:				% Sobre:

			FPB	RL	VAT		FPB	RL	VAT
	Meal assistance (Meal tickets and others)	54,476	9.3	1.0	1.0	49,586	8.6	1.0	0.9
N 31-c	Mandatory social charges	144,643	24.7	2.7	2.8	146,955	25.2	3.0	2.6
N 31-d	Pension plan	(64,348)	(11.0)	(1.2)	(1.2)	52,620	9.1	1.1	0.9
N 31-d	Healthcare plan	57,076	9.7	1.1	1.1	26,501	4.6	0.5	0.5
	Workplace safety and medical support	3,177	0.5	0.1	0.1	3,170	0.5	0.1	0.1
	Education	2,296	0.4	-	-	2,130	0.4	-	-
	Culture	916	0.2	-	-	654	0.1	-	-
	Personnel training and development	7,848	1.3	0.1	0.1	8,824	1.5	0.2	0.2
	Children's daycare assistance	500	0.1	-	-	451	0.1	-	-
N 31-c	Employee profit sharing	54,254	9.2	1.0	1.0	52,028	9.0	1.1	0.9
(1)	Other benefits	10,128	1.8	0.2	0.3	9,710	1.7	0.2	0.2

	Total	270,966	46.2	5.0	5.2	352,629	60.8	7.2	6.3

N - Note to the Financial Statements

(continued)

								Consolidated

					2007				2006
	3 - EXTERNAL SOCIAL INDICATORS		% Sobre:				% Sobre:

			RO	RL	VAT		RO	RL	VAT
	Education	6,615	0.4	0.1	0.1	19,020	1.0	0.4	0.3
(2)	Paraná Digital Program	6,491	0.4	0.1	0.1	18,331	1.0	0.4	0.3
	Schools at Power Plants and other	124	-	-	-	689	-	-	-
	Culture	5,510	0.3	0.1	0.1	9,207	0.6	0.2	0.2
N 31-i	Misc. cultural projects - Rouanet (8813) Law	5,401	0.3	0.1	0.1	8,989	0.5	0.2	0.2
	Municipal cultural incentives	109	-	-	-	218	0.1	-	-
	Healthcare and sanitation	28,646	1.8	0.5	0.5	80,195	4.4	1.6	1.4
	Luz para Todos Program	27,421	1.6	0.5	0.5	79,254	4.3	1.6	1.4
	Other programs	1,225	0.2	-	-	941	0.1	-	-
	Sports	0	-	-	-	55	-	-	-
	Fight against starvation and nutritional safety	4	-	-	-	4	-	-	-
	Other	4,376	0.3	0.1	0.1	5,245	0.3	0.1	0.1
N 26	Reparations to the Apucaraninha indians	2,240	0.1	0.1	0.1	2,800	0.2	0.1	0.1
N 31-i	Fund for the rights of children and teenagers	1,775	0.1	-	-	2,192	0.1	-	-
	Donations, contributions, and subsidies	312	0.1	-	-	122	-	-	-
	GRI/AA1000 compliance and Ethos Institute	49	-	-	-	131	-	-	-

	Total of contributions to society	45,151	2.8	0.8	0.8	113,726	6.3	2.3	2.0

	Taxes (excluding social charges)	3,133,308	192.3	57.8	59.9	3,209,136	174.7	65.6	56.9

	Total	3,178,459	195.1	58.6	60.7	3,322,862	181.0	67.9	58.9

	4 - ENVIRONMENTAL INDICATORS		% Sobre:				% Sobre:

			RO	RL	VAT		RO	RL	VAT
	Investments connected to the operations of the Company	100,142	6.1	1.8	1.9	87,882	4.8	1.8	1.6
	Research and Development and Energy
N 30	Efficiency Programs	56,347	3.4	1.0	1.1	52,265	2.8	1.1	0.9
	Compact-design or "green" Lines	38,069	2.3	0.7	0.7	26,797	1.5	0.5	0.5
	Fauna and Flora protection programs	4,276	0.3	0.1	0.1	7,086	0.4	0.1	0.1
	Waste management	1,450	0.1	-	-	1,734	0.1	0.1	0.1
	Investments in external programs and/or
	projects	299	-	-	-	1,512	0.2	-	-
	Environmental Education	126	-	-	-	763	0.1	-	-
	Iguaçu Tribute Program	109	-	-	-	722	0.1	-	-
(3)	Carbon credit program	64	-	-	-	27	0.1	-	-

	Total	100,441	6.1	1.8	1.9	89,394	5.0	1.8	1.6

	In terms of annual goals for the reduction of waste and	( ) does not have goals				( ) does not have goals
	overall consumption in production and operation and for	( ) meets 0-50% of goals				( ) meets 0-50% of goals
	the increase in the efficiency of the use of natural	( ) meets 51-75% of goals				( ) meets 51-75% of goals
	resources, the Company	( X ) meets 76-100% of goals				( X ) meets 76-100% of goals

N - Note to the Financial Statements

(continued)

								Consolidated

					2007			2006
	5 - WORKFORCE INDICATORS (includes subsidiaries)
(4)	Employees at the end of the year	8,441				8,204

	School attendance by employees:	Total	Men	Women		Total	Men	Women

	College or post-graduate	3,223	2,333	890		3,000	2,162	838
	High school	4,721	4,138	583		4,694	4,106	588
	Elementary school	497	463	34		510	478	32
	Employee age brackets:
	Under 30	1,904				1,843
	Between 30 and 45	3,799				3,923
	45 and older	2,738				2,438
	Employees hired during the period	665				946
	Female employees	1,507				1,458
	% Women in management-level positions:
	out of the total number of female employees	2.9				3.1
	out of the total number of managers	11.2				12.2
	African-Brazilian (A-B) employees	792				734
	% A-B in management-level positions:
	out of the total number of A-B employees	2.4				1.9
	out of the total number of managers	5.0				3.9
	People with disabilities	54				52
	Dependents	19,367				14,680
	Interns	943				953
	Outsourced personnel	2,244				2,238

	2007	Consolidated

6 - RELEVANT INFORMATION CONCERNING THE EXERCISE OF CORPORATE CITIZENSHIP		Goals for 2008
Ratio between the highest and the lowest salary within the Company	29	29
Total number of workplace accidents (includes outsourced personnel)	208	164
Social and environmental projects developed by the Company were determined by:	senior management	senior management
Workplace safety and hazardous environment standards were set by:	all employees and IAPCs	all employees and IAPCs
In terms of freedom for employee unions, right to collective bargaining, and internal workers' representation, the Company:	follows and promotes ILO guidelines guidelines	will follow and promote ILO guidelines
The Company’s pension plan benefits:	all employees	all employees
Profit sharing benefits:	all employees	all employees
In selecting suppliers, the same ethical and social and environmental responsibility standards adopted by the Company:	are suggested	will be required
Employees’ participation in volunteer work programs:	is supported and encouraged by the Company	will be supported and encouraged by the Company

(continued)		Consolidated

	2007	Goals for 2008
Total number of customer complaints filed:
at the Company	102,334	100,058
at Procon	282	276
in court	958	937
% of complaints addressed or solved:
at the Company	100.0%	100.0%
at Procon	74.5%	78.0%
in court	33.6%	37.0%

% of customer complaints out of the total number of customers:
at the Company	2.98%	2.83%
at Procon	0.01%	0.01%
in court	0.03%	0.03%

		Consolidated

	2007	2006
Distribution of Value Added (DVA) :
Financing agents	6.3%	8.1%
Workforce	10.0%	10.7%
Government	62.0%	58.9%
Shareholders	5.1%	5.0%
Retained	16.6%	17.3%

7 - ADDITIONAL INFORMATION

(1) Other Benefits include: labor indemnifications, supplemental sick leave, insurance, surplus public transportation tickets, and disability and accidental death pay.

(2) The Paraná Digital promotes digital inclusion by connecting State public schools to the Internet. Under a cooperation agreement with the State government, COPEL provides network infrastructure all the way to the schools.

(3) These amounts refer to expenses under the Contract for Validation of Carbon Credits signed by subsidiary ELEJOR. (4) COPEL's workforce included 82 underage apprentices in 2007, and 75 in 2006.

  The notes are an integral part of the financial statements.

  This Social Balance Sheet includes data from subsidiaries Compagas, Elejor, UEG Araucária, COPEL Enterprises, and Centrais Eólicas do Paraná (CEOPAR) (as of September 6, 2007), on account of the consolidation of their results with COPEL's.

  COPEL operates in the power sector within the State of Paraná, under Corporate Taxpayer Number 76.483.817/0001 -20

  COPEL does not employ children or slave labor (except for its apprenticeship program, under Law no. 10,097/00), does not engage in the prostitution or sexual exploitation of children and teenagers, and does not engage in corruption.

  Our Company appreciates and respects diversity both internally and externally.

  For further details about the information disclosed herein:
  Accounting Management Department - Enio Cesar Pieczarka - phone 41-3331-2160 e-mail: enio@copel.com

8. COMPOSITION OF THE GROUPS IN CHARGE OF CORPORATE GOVERNANCE

BOARD OF DIRECTORS
Chairman:	JOÃO BONIFÁCIO CABRAL JÚNIOR
Members:	JORGE MICHEL LEPELTIER
LAURITA COSTA ROSA
LUIZ ANTONIO RODRIGUES ELIAS
MUNIR KARAM
NELSON FONTES SIFFERT FILHO
ROGÉRIO DE PAULA QUADROS
RUBENS GHILARDI
NILDO ROSSATO
AUDIT COMMITTEE
Chairwoman:	LAURITA COSTA ROSA
Members:	JORGE MICHEL LEPELTIER
ROGÉRIO DE PAULA QUADROS
FISCAL COUNCIL
Chairman:	ANTONIO RYCHETA ARTEN
Members:	HERON ARZUA
ALEXANDRE MAGALHÃES DA
SILVEIRA
MÁRCIO LUCIANO MANCINI
NELSON PESSUTI
BOARD OF OFFICERS
Chief Executive Officer	RUBENS GHILARDI
Chief Finance and Investor Relations Officer	PAULO ROBERTO TROMPCZYNSKI
Chief Corporate Management Officer	LUIZ ANTONIO ROSSAFA
Chief Power Distribution Officer	RONALD THADEU RAVEDUTTI
Chief Power Generation and Transmission and Telecommunications
RAUL MUNHOZ NETO
Officer
Chief Legal Officer	ZUUDI SAKAKIHARA
ACCOUNTANT
Accountant – CRC-PR-024769/O-3	ENIO CESAR PIECZARKA

For further information about this Report, please contact: rsustentabilidade@copel.com - Phone: +55 (41) 3331-2903
For information about Investor Relations, please contact: ri@copel.com - Phones: +55 (41) 3222-2027/ +55 (41) 3331-4359 Fax: +55 (41) 3331-2849

FINANCIAL STATEMENTS
Balance Sheets
As of December 31, 2007 and 2006
(In thousands of reais)

ASSETS	N	Parent Company			Consolidated

		2007	2006	2007	2006
CURRENT ASSETS
Cash in hand	5	56,186	549,414	1,540,871	1,468,716
Customers and distributors	6	-	-	1,089,694	1,064,802
Provision for doubtful accounts	7	-	-	(71,592)	(111,261)
Services to third parties, net	-	-	-	8,750	13,399
Dividends receivable	8	700,225	760,282	2,767	2,019
Services in progress	-	-	-	51,343	20,038
CRC transferred to State Government	9	-	-	40,509	35,205
Taxes and social contribution	10	79,328	72,298	155,599	235,084
Account for Compensation of Portion A	11	-	-	67,614	90,048
Other regulatory assets	12	-	-	17,186	3,408
Collaterals and escrow accounts	13	2,806	35,288	145,161	103,853
Inventories	-	-	-	52,195	51,444
Other	14	8	2	62,313	36,878

		838,553	1,417,284	3,162,410	3,013,633

NON-CURRENT ASSETS
Long-term receivables
Customers and distributors	6	-	-	139,125	108,157
Provision for doubtful accounts	7	-	-	(11,469)	-
Services to third-parties	-	-	-	7,251	-
CRC transferred to State Government	9	-	-	1,209,853	1,158,898
Taxes and social contribution	10	125,712	61,101	462,427	382,528
Account for Compensation of Portion A	11	-	-	25,478	12,273
Other regulatory assets	12	-	-	5,729	-
Collaterals and escrow accounts	13	-	-	22,423	24,630
Judicial deposits	15	34,730	47,935	121,340	140,954
Investees and subsidiaries	16	795,933	739,359	-	-
Other	14	-	-	8,450	11,909
		956,375	848,395	1,990,607	1,839,349

Investments	17	7,267,064	6,631,623	256,809	229,953
Property, plant, and equipment	18	-	-	6,832,379	6,711,686
Intangible assets	19	-	-	112,585	116,798
Deferred assets	-	-	-	5,227	23,204

		8,223,439	7,480,018	9,197,607	8,920,990

TOTAL ASSETS		9,061,992	8,897,302	12,360,017	11,934,623

The accompanying notes are an integral part of these financial statements.

Balance Sheets
As of December 31, 2007 and 2006
(In thousands of reais)

LIABILITIES	N	Parent Company			Consolidated

		2007	2006	2007	2006
CURRENT LIABILITIES
Loans and financing	20	20,223	9,243	92,684	90,152
Debentures	21	168,599	822,404	171,827	838,355
Suppliers	22	1,132	566	366,510	392,219
Taxes and social contribution	10	51,818	67,719	249,460	311,085
Dividends payable	-	244,023	268,596	252,362	277,421
Payroll and labor provisions	23	162	92	146,119	134,218
Post-employment benefits	31	23	15	42,286	133,635
Account for Compensation of Portion A	11	-	-	143,436	110,498
Other regulatory liabilities	12	-	-	46,476	-
Customer charges due	24	-	-	32,722	51,705
Research and Development and Energy Efficiency	25	-	-	185,280	174,316
Other	26	26	26	85,465	67,766

		486,006	1,168,661	1,814,627	2,581,370

NONCURRENT LIABILITIES
Long-term liabilities
Loans and financing	20	400,032	92,787	835,268	604,306
Debentures	21	733,360	866,680	1,002,674	1,129,230
Provisions for contingencies	27	206,417	24,282	514,270	222,473
Subsidiaries and investees	-	-	368,622	-	-
Suppliers	22	-	-	190,394	234,212
Taxes and social contribution	10	-	-	32,092	24,083
Post-employment benefits	31	-	-	454,411	495,759
Account for Compensation of Portion A	11	-	-	22,330	52,053
Other regulatory liabilities	12	-	-	18,935	-
Other	26	-	-	6,720	8,961
		1,339,809	1,352,371	3,077,094	2,771,077

Income from future years	17	-	-	592	-

		1,339,809	1,352,371	3,077,686	2,771,077

MINORITY INTERESTS		-	-	231,527	205,906

SHAREHOLDERS' EQUITY	28
Share capital		4,460,000	3,875,000	4,460,000	3,875,000
Capital reserves		838,340	817,293	838,340	817,293
Reservas de reavaliação		1,937,837	1,683,977	1,937,837	1,683,977

		7,236,177	6,376,270	7,236,177	6,376,270

TOTAL LIABILITIES		9,061,992	8,897,302	12,360,017	11,934,623

The accompanying notes are an integral part of these financial statements.

Statement of Income
For the years ended on December 31, 2007 and 2006
(In thousands of reais)

	N	Parent Company			Consolidated

		2007	2006	2007	2006
OPERATING REVENUES	29
Power sales to final customers		-	-	2,747,680	2,558,481
Power sales to distributors		-	-	1,367,595	1,290,976
Charges for the use of the power grid		-	-	3,316,963	3,225,414
Telecommunications revenues		-	-	63,893	58,054
Distribution of piped gas		-	-	244,080	227,081
Other		-	-	179,883	61,320
		-	-	7,920,094	7,421,326

DEDUCTIONS FROM OPERATING REVENUES	30	-	-	(2,497,968)	(2,532,711)

NET OPERATING REVENUES		-	-	5,422,126	4,888,615

Operating costs	31
Power purchased for resale		-	-	(1,429,417)	(1,439,744)
Charges for the use of the power grid		-	-	(514,450)	(534,780)
Payroll		-	-	(463,865)	(458,955)
Pension and healthcare plans		-	-	14,169	(44,536)
Materials and supplies		-	-	(50,308)	(54,677)
Raw materials and supplies for power generation		-	-	8,954	280,579
Natural gas and supplies for the gas business		-	-	(132,726)	(177,702)
Third-party services		-	-	(161,319)	(145,459)
Depreciation and amortization		-	-	(399,387)	(353,047)
Cost recovery		-	-	44,069	35,210
Other		-	-	(55,852)	(57,570)
		-	-	(3,140,132)	(2,950,681)

GROSS OPERATING INCOME		-	-	2,281,994	1,937,934

Operating expenses	31
Sales expenses		-	(5,408)	(31,140)	(83,352)
General and administrative expenses		(12,050)	(18,976)	(298,830)	(330,736)
Other		(197,130)	170,773	(344,744)	79,547
		(209,180)	146,389	(674,714)	(334,541)

RESULT OF OPERATIONS		(209,180)	146,389	1,607,280	1,603,393

Financial income (losses)	32
Financial revenues		90,891	45,221	396,017	729,203
Financial expenses		(193,806)	(174,457)	(375,774)	(489,186)
		(102,915)	(129,236)	20,243	240,017

EQUITY IN RESULTS OF SUBSIDIARIES AND INVESTEES	33	1,346,836	1,317,590	1,601	(6,187)

OPERATING INCOME		1,034,741	1,334,743	1,629,124	1,837,223

NON-OPERATING INCOME (LOSSES)	34	12,910	395	(31,109)	(22,977)

INCOME BEFORE INCOME TAX
AND SOCIAL CONTRIBUTION		1,047,651	1,335,138	1,598,015	1,814,246

INCOME TAX AND SOCIAL CONTRIBUTION	36
Income tax and social contribution		(2,619)	(20,075)	(536,168)	(499,727)
Deferred income tax and social contribution		61,578	(72,383)	75,853	(57,951)
		58,959	(92,458)	(460,315)	(557,678)

NET INCOME BEFORE
MINORITY INTERESTS		1,106,610	1,242,680	1,137,700	1,256,568

MINORITY INTERESTS		-	-	(31,090)	(13,888)

NET INCOME FOR THE PERIOD		1,106,610	1,242,680	1,106,610	1,242,680

NET INCOME/SHARE (2007) /THOUSAND SHARES (2006) - R$	28	4.0438	4.5410	4.0438	4.5410

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Shareholders’ Equity
For the years ended on December 31, 2007 and 2006
(In thousands of reais)

	Share	Capital	Legal	Income	Retained	Total
	capital	reserves	reserve	reserve	earnings

Balance as of December 31, 2005	3,480,000	817,293	209,821	980,069	-	5,487,183

Adjustment from previous years	-	-	-	-	(72,642)	(72,642)
Share capital increase	395,000	-	-	(395,000)	-	-
Net income	-	-	-	-	1,242,680	1,242,680
Allocation proposed at the G.S.M.:
Legal reserve	-	-	58,502	-	(58,502)	-
Interest on capital	-	-	-	-	(123,000)	(123,000)
Dividends	-	-	-	-	(157,951)	(157,951)
Investment reserve	-	-	-	830,585	(830,585)	-

Balance as of December 31, 2006	3,875,000	817,293	268,323	1,415,654	-	6,376,270

Share capital increase	585,000	-	-	(585,000)	-	-
Tax breaks (Note 17.d)	-	21,047	-	-	-	21,047
Net income	-	-	-	-	1,106,610	1,106,610
Allocation proposed at the G.S.M.:
Legal reserve	-	-	55,330	-	(55,330)	-
Interest on capital	-	-	-	-	(200,000)	(200,000)
Dividends	-	-	-	-	(67,750)	(67,750)
Investment reserve	-	-	-	783,530	(783,530)	-

Balance as of December 31, 2007	4,460,000	838,340	323,653	1,614,184	-	7,236,177

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Financial Position
For the years ended on December 31, 2007 and 2006
(In thousands of reais)

SOURCE OF FUNDS	Parent Company		Consolidated

	2007	2006	2007	2006
From operations
Net income	1,106,610	1,242,680	1,106,610	1,242,680

Expenses (revenues) not affecting net working capital:
Depreciation and amortization	-	-	422,049	372,395
Long-term monetary variations, net	(48,984)	30,415	(54,545)	(14,751)
Equity in results of subsidiaries and investees	(1,346,122)	(1,317,285)	1,750	1,118
Deferred income tax and social contribution	(64,611)	82,245	(56,136)	123,079
Network charge adjustment share, net	-	-	26,412	-
Variations in account for compensation of Portion A, net	-	-	6,786	40,962
Contract renegotiation - CIEN	-	-	(62,862)	-
Reversal of provision for devaluation of tax breaks	(12,789)	-	(12,789)	-
Provisions (reversals) for noncurrent liabilities	197,992	(170,956)	255,657	(46,837)
Write-off of regulatory asset - PIS-PASEP and COFINS	-	-	-	46,226
Write-off of investments	-	-	2,240	-
Result and write-off of disposal of p.p.& e., intangible and deferred assets	-	-	(737)	-
Write-off of property, plant, and equipment, net	-	-	29,878	14,721
Write-off of intangible and deferred assets, net	-	-	13,972	126
Write-off of other non-current assets	-	-	-	84
Amortization of goodwill on investments and intangible assets	-	-	7,908	5,374
Minority interests	-	-	31,090	13,888
	(1,274,514)	(1,375,581)	610,673	556,385

Dividends from investees and subsidiaries	750,353	967,063	10,545	13,730

Total from operations	582,449	834,162	1,727,828	1,812,795

From third-parties
Loans and financing	329,600	-	346,592	16,937
Debentures	-	600,000	-	600,000
Investees and subsidiaries	6,521	476,565	-	-
Suppliers - Petrobras renegotiation (reclassification under current)	-	-	-	157,443
Disposal of p.p. & e.	-	-	6,652	-
Customer contributions	-	-	48,580	43,489
Minority interests	-	-	-	113,703
Other payables	-	-	-	8,960
Transfer from long-term receivables to current assets:
Customers and distributors	-	-	84,691	26,938
Accounts receivable from services	-	-	830	-
CRC transferred to State Government	-	-	38,642	34,440
Taxes and social contribution	-	-	1,303	9,107
Account for compensation of Portion A	-	-	31,868	25,120
Regulatory asset - PIS-PASEP and COFINS	-	-	-	6,815
Investees and subsidiaries	-	35,357	-	35,357
Other	-	-	10,256	5,383
	336,121	1,111,922	569,414	1,083,692

TOTAL SOURCES	918,570	1,946,084	2,297,242	2,896,487

(next page)

Statement of Changes in Financial Position
For the years ended on December 31, 2007 and 2006
(In thousands of reais)

(continued)

USE OF FUNDS	Parent Company		Consolidated

	2007	2006	2007	2006

On the distribution of dividends	267,750	280,951	267,750	280,951

On property, plant, and equipment	-	-	516,142	567,778

On intangible assets	-	-	4,406	5,747

On long-term receivables
Customers and distributors	-	-	104,190	25,109
Accounts receivable from services	-	-	8,081	-
Taxes and social contribution	-	-	17,057	8,893
Judicial deposits	3,693	9,768	9,900	30,778
Regulatory asset - PIS/PASEP and COFINS taxes	-	-	-	9,432
Investees and subsidiaries	23,494	13,006	-	-
Other	-	-	1,405	2,140
	27,187	22,774	140,633	76,352

On investments	5,836	604,743	13,754	534,546

On deferred assets	-	-	341	145

Transfer from long-term to current liabilities:
Loans and financing	-	-	116,363	85,000
Debentures	133,320	700,525	138,858	720,087
Investees and subsidiaries	380,553	-	-	-
Suppliers	-	-	267	112,590
Post-employment benefits	-	-	41,348	127,478
Account for compensation of Portion A	-	-	82,014	44,657
Judicial contingencies and other payables	-	-	59,846	6,355
	513,873	700,525	438,696	1,096,167

On the increase of net working capital	103,924	337,091	915,520	334,801

TOTAL USES	918,570	1,946,084	2,297,242	2,896,487

Statement of variations in net working capital

Initial current assets (*)	1,417,284	292,883	3,013,633	2,492,609
Initial current liabilities (*)	1,168,661	381,351	2,581,370	2,395,147
Initial net working capital	248,623	(88,468)	432,263	97,462

Final current assets	838,553	1,417,284	3,162,410	3,013,633
Final current liabilities	486,006	1,168,661	1,814,627	2,581,370
Final net working capital	352,547	248,623	1,347,783	432,263

Increase in net working capital	103,924	337,091	915,520	334,801

(*) After adjustment from previous years - to the 2006 Consolidated column

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2007 and 2006
(In thousands of reais, except where otherwise indicated)

1 Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on stock exchanges in Brazil, the United States of America and Spain. COPEL is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy. Additionally, COPEL takes part in consortiums and other companies in order to operate mostly in the areas of energy, telecommunications and natural gas.

COPEL’s wholly-owned subsidiaries are featured below. Non financial/accounting information, such as information about supplied market, installed capacity, and assured power, has not been audited by the independent auditors.

a) COPEL Generation and Transmission

This is the new name of COPEL Generation, which incorporated on November 30, 2007 part of COPEL Transmission (Note 17.c), and is charged with the Company’s power generation and transmission business, which is based on the operation of 17 hydroelectric power plants and one thermal power plant, listed below, amounting to total installed capacity of 4,549.1 MW, and on a transmission system which comprises 30 substations at voltages equal to or greater than 230 kV and 1,787 km of transmission lines in Paraná, most of which are part of the Brazilian Basic Transmission Network. The concession for 1,650 km of these lines expires in July 2015, and the concession for the remaining 137 km expires in August 2031.

Power Plants	River	Installed	Assured	ANEEL	Concession
		capacity	power	concession	expiration
		(MW)(1)	(avg MW)(1)	date	date

Hydroelectric facilities	.
Gov. Bento Munhoz da Rocha Neto
(Foz do Areia)	Iguaçu	1,676.00	576.00	24.05.1973	23.05.2023
Gov. Ney Aminthas de Barros Braga
(Segredo)	Iguaçu	1,260.00	603.00	14.11.1979	15.11.2009
Gov. José Richa (Caxias)	Iguaçu	1,240.00	605.00	02.05.1980	04.05.2010
Gov. Pedro Viriato Parigot de Souza	Capivari-Cachoeira	260.00	109.00	23.04.1965	07.07.2015
Guaricana	Arraial	36.00	13.60	13.08.1976	16.08.2026
Chaminé	São João	18.00	11.60	13.08.1976	16.08.2026
Apucaraninha	Apucaraninha	10.00	6.71	13.10.1975	12.10.2025
Mourão	Mourão	8.20	5.30	20.01.1964	07.07.2015
Jordão River Diversion	Jordão	6.50	5.85	14.11.1979	15.11.2009
Marumbi(a)	Ipiranga	4.80	3.94	-	-
São Jorge	Pitangui/Tibagi	2.30	1.62	04.12.1974	03.12.2024
Chopim I	Chopim	1.98	1.27	20.03.1964	07.07.2015
Rio dos Patos	Rio dos Patos/Ivaí	1.72	1.13	14.02.1984	14.02.2014
Cavernoso	Cavernoso/Iguaçu	1.30	0.86	07.01.1981	07.01.2011
Salto do Vau(b)	Palmital	0.94	0.60	27.01.1954	-
Pitangui(b)	Pitangui	0.87	0.57	05.12.1954	-
Melissa(b)	Melissa	1.00	0.57	08.10.1993	-
Thermal facility
Figueira		20.00	14.00	21.03.1969	26.03.2019

Total		4,549.61	1,960.62

(1) Submitted to approval by ANEEL.
(2) Facilities under 1 MW are only subject to registration before ANEEL.

The extension of the concessions for the Governor Ney Aminthas de Barros Braga (Segredo), Governor José Richa (Caxias), and Jordão River Diversion Power Plants has already been requested to ANEEL.

COPEL Generation and Transmission holds interests in the following enterprises:

1) Centrais Eólicas do Paraná – a company which has been controlled by COPEL Generation and Transmission since September 6, 2007, and which has been set up to build, assemble, and operate a 2.5 MW wind power plant, in the region of Palmas, in the State of Paraná (Note 17.g).

2) Consórcio Energético Cruzeiro do Sul – an independent power producer, owned by COPEL Generation and Transmission (51%), and by Eletrosul Centrais Elétricas S.A. (49%). On November 28, 2006, at the Auction of Power from New Projects, this company won the rights to the 35-year concession of the Mauá Hydroelectric Power Plant, which will feature 361 MW of installed capacity (Note 17.e).

b) COPEL Distribution

Engaged in the distribution and sale of energy in any form, especially electric energy, fuels and energy raw materials. It distributes power to 1,116 locations in 392 out of the 399 municipalities in the State of Paraná, and also to the town of Porto União, in the State of Santa Catarina. COPEL Distribution incorporated, on November 30, 2007, a part of COPEL Transmission (Note 17.c).

c) COPEL Telecommunications

Engaged in providing communications and telecommunications services and in conducting studies, projects, and planning in the field of telecommunications, as well as any related activities, as authorized by law, for an indeterminate period of time, on a non-exclusive basis, both nationally and internationally, with a service area comprising the State of Paraná and Region II of the General Grants Plan of the National Telecommunications Agency - ANATEL, which reports to the Ministry of Communications.

d) COPEL Corporate Partnerships

This wholly-owned subsidiary holds investments in other companies or consortiums in several business areas.

The companies controlled by COPEL Corporate Partnerships are:

1) Companhia Paranaense de Gás – Compagas – a mixed capital company whose main activity is the supply of piped natural gas, through a 459-km long distribution network set up throughout Paraná in the municipalities of Araucária, Curitiba, Campo Largo, Balsa Nova, Palmeira, Ponta Grossa, and São José dos Pinhais. At the end of 2007, Compagas supplied a total of 2,928 customers, comprising 95 industrial customers, 24 vehicular gas stations, 163 commercial customers, 2,642 households, 2 co-generation plants, and one company which uses natural gas as a raw material.

2) ELEJOR - Centrais Elétricas Rio Jordão S.A. – a special purpose company in which COPEL Corporate Partnerships holds a 70% voting interest. It was constituted to implement and run the Fundão – Santa Clara Power Complex, on the Jordão River, within the Iguaçu River sub-basin, in the State of Paraná, comprising the Santa Clara and Fundão Power Plants. These facilities feature 240.3 MW of installed capacity, in addition to small hydropower units embedded in the Santa Clara and Fundão dams, with 3.6 MW and 2.4 MW of installed capacity, respectively. The concession for the project was granted on October 23, 2001 for a 35-year term, renewable upon request by the holder and at ANEEL’s discretion.

3) COPEL Enterprises - a limited liability company set up to provide services in connection with the planning, coordination, and organization of companies involved in power generation and transmission, and with power plant management, construction, operation, and maintenance, in addition to holding interests in other companies.

4) UEG Araucária Ltda. – a limited liability company set up to generate and sell electric power, using natural gas as fuel. The Araucária Power Plant has an installed capacity of 484.5 MW. Its authorization to operate as an independent power producer was issued by ANEEL on December 22, 1999 for a 30-year term, renewable upon request by the holder and at ANEEL’s discretion.

On December 28, 2006, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. - Petrobras, leasing the Araucária Thermal Power Plant in return for monthly payments, over a period of one year which ended on December 31, 2007. This agreement was extended for six months, until June 30, 2008, and may be extended for another 6 months, by mutual agreement.

2 Presentation of the Financial Statements

Authorization for the completion of these financial statements was granted at Meeting of the Board of Officers held on March 10, 2008.

The financial statements featured in this report are in accordance with the provisions of the Brazilian Corporate Law, with the accounting practices adopted in Brazil, with the specific legislation enacted by Aneel, and with the regulations of the Brazilian Securities and Exchange Commission (CVM).

Certain reclassifications were made to the financial statements as of December 31, 2006, to allow readers to properly compare them to the current statements. The main reclassifications are shown below:

Original account:	Reclassified account:	Consolidated

Current assets	Current assets	35,288
Cash in hand	Collaterals and escrow deposits	35,288

Noncurrent assets	Noncurrent assets	76,015
Investments	Intangible assets	76,015

Minority interests	Noncurrent liabilities	65,116
Minority interests	Loans and financing	65,116

Operating revenues (a)	Operating revenues (a)	2,941,641
Power sales to final customers	Use of the power grid	2,941,641

Other operating expenses (b)	Deductions from operating revenues (b)	495,993
Fuel consumption account (CCC)	Fuel consumption account (CCC)	278,052
Energy development account (CDE)	Energy development account (CDE)	165,676
Research and development and	Research and development and
energy efficiency - R&D and EE	energy efficiency - R&D and EE	52,265

Operating costs	General and administrative expenses
Payroll and pension and healthcare plansl	Payroll and pension and healthcare plansl	10,912

Sales expenses	General and administrative expenses
Payroll and pension and healthcare plansl	Payroll and pension and healthcare plansl	16

Other operating expenses	Other costs
Taxes	Taxes	384

a) ANEEL Ruling no. 2.409, dated 14.11.2007; and
b) ANEEL Ruling no. 3.073, dated 28.12.2006.

3 Consolidated Financial Statements

The financial statements of subsidiaries and investees are adjusted to comply with the accounting practices adopted by COPEL.

COPEL has consolidated the financial statements of its wholly-owned subsidiaries and of the investees listed in Note 1.

The financial statements of Centrais Eólicas do Paraná Ltda. have been consolidated as of September 1, 2007 (Note 17.g), and those of COPEL Transmission were part of the consolidation until November 30, 2007 (Note 17.c).

The balance sheets and statements of income of the companies included in the consolidation are featured in Note 40, reclassified for the purpose of ensuring consistency with the account classification adopted by COPEL.

The Company’s investments in the shareholders’ equities of subsidiaries, as well as the assets, liabilities, revenues, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the minority interests are shown separately, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

The dates of the financial statements of investees, which have been used for the calculation of equity in their results and for consolidation purposes, coincide with those of the Parent Company.

4 Main Accounting Practices

a) General Accounting Practices

1) Financial investments

These are shown at cost, plus earnings accrued as of the date of the balance sheet.

2) Customers and distributors

This item comprises billed power sales to final customers and to distributors, estimated power supplied but unbilled as of the date of the statements, and supply of natural gas, accounted for on an accrual basis.

3) Materials and supplies (including those under property, plant, and equipment)

Materials and supplies in inventory, classified under current assets, have been recorded at their average purchase cost, and those assigned for investments, classified under property, plant, and equipment, have been recorded at their actual purchase cost (goods in bulk, such as poles and cables, are recorded according to average cost). Recorded amounts do not exceed their replacement costs or realization figures.

4) Investments

Permanent interests in subsidiaries and investees have been recorded under the equity method. Other investments have been recorded at their purchase cost, net of provision for losses, when applicable.

5) Deferred costs

Deferred costs comprise pre-operational, financial, and feasibility study costs, deducted from amortization.

6) Loans, financing, and debentures

Loans, financing, and debentures are restated according to monetary and exchange rate variations occuring until the date of the financial statements, including interest and other contractual charges.

7) Deferred income tax and social contribution

These are calculated based on expected actual income tax and social contribution rates, and deferment is recorded on account of period discrepancies and tax losses.

8) Pension and healthcare plan

The costs incurred in connection with the COPEL Foundation’s pension and healthcare plan are recorded pursuant to CVM Instruction no. 371, dated December 13, 2000.

9) Provision for contingencies

These are recorded until the date of the financial statements based on likely estimates of losses, in light of the nature of each contingency. The bases and the nature of each provision are described in Note 27.

10) Other rights and obligations

All other assets and liabilities, whenever required by law or by contract, are restated until the date of the financial statements.

11) Use of estimates

The preparation of financial statements in compliance with the accounting practices adopted in Brazil requires that COPEL’s senior management make estimates and adopt assumptions that indeed affect the reported figures of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the balance sheet, and the reported figures of revenues and expenses. Actual figures may be different than these estimates. The main estimates in the financial statements refer to the recording of the effects resulting from the provision for doubtful accounts, the useful lives of property, plant, and equipment, the provision for contingencies, income tax, pension plan and post-employment benefit assumptions, unbilled power supply to final customers, and the sale and purchase of power in the Electric Energy Trading Chamber (CCEE), whose billing and settlement are subject to review by CCEE participants.

12) Calculation of income

Revenues, costs, and expenses are recorder under the accrual method, i.e., when products are delivered and services actually rendered, regardless of receipt or payment.

13) Net income per share

Net income per share is determined based on the amount of paid in share capital outstanding as of the date of the financial statements (based on lots of one thousand shares in 2006).

b) Power Sector-Specific Regulated Accounting Practices

1) Deferment of distribution costs

The rate setting mechanism in Brazil guarantees the recovery of COPEL Distribution’s costs in connection with the purchase of power and with regulatory charges through rate increases. Following ANEEL instructions, COPEL Distribution records variations of these costs as deferred regulatory assets and liabilities, when there is a likely expectation that future revenues, equivalent to the incurred costs, will be billed and collected, as direct result of the inclusion of such costs in an adjusted rate set according to the parametric formula established in the company’s concession agreement. Deferred regulatory assets and liabilities are realized upon authorization by the granting authority for their inclusion in COPEL Distribution’s rate basis, which is adjusted annually on the anniversary date of its concession agreement.

2) Allowance for doubtful accounts

The allowance for doubtful accounts is deemed sufficient by COPEL’s senior management to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely.

This allowance is set up based on the amounts overdue by residential customers for over 90 days, the amounts overdue by commercial customers for over 180 days, and the amounts overdue by industrial and rural customers, public agencies, public lighting, and public services for over 360 days, pursuant to the Electric Utility Accounting Manual. It comprises receivables billed until the date of the balance sheets, accounted for on an accrual basis.

3) Property, Plant, and Equipment

Recorded at their purchase or construction cost. Depreciation is calculated under the linear method, based on accounting balances recorded in the respective Record Units, pursuant to DNAEE Ordinance no. 815, dated November 30, 1994, supplemented by ANEEL Resolution no. 15, dated December 24, 1997. Annual depreciation rates are set in the tables annexed to ANEEL Resolution no. 240, dated December 5, 2006, and featured in Note 18.

4) Property, plant, and equipment in progress

Central management expenses are added monthly and proportionally to property, plant, and equipment items. The allocation of direct expenses with personnel and third-party services is provided for under the Electric Utility Accounting Manual.

Financial charges, interest, and monetary restatement on financing from third-parties in connection with property, plant, and equipment in progress are added to these items of property, plant, and equipment in progress during the construction period.

5) Special liabilities

In compliance with Accounting Instruction 6.3.23 of the Electric Utility Accounting Manual, special obligations attached to the concession, corresponding to contributions received from federal, State, or municipal governments and from customers in general for expenditures on power grids, are recorded in a specific subgroup of the long-term liabilities and are featured as a reduction of property, plant, and equipment.

6) Intangible assets

Recorded at their purchase or development cost. Amortization, when applicable, is calculated under the linear method, based on accounting balances recorded in the respective Record Units. Annual amortization rates are set in the tables annexed to ANEEL Resolution no. 240, dated December 5, 2006.

7) Unbilled revenues

Unbilled revenues correspond to revenues from sales of power to final customers which have been delivered but not yet billed and to revenues from the use of the distribution grid not yet billed, both of which are calculated based on estimates covering the period from the meter reading day to the last day of the month.

8) Power purchase and sale transactions in the Electric Energy Trading Chamber (CCEE)

Power purchase and sale transactions in CCEE are recorded on the accrual basis according to the information disclosed by the Trading Chamber or to estimates prepared by COPEL’s senior management, when this information is not available in time.

9) Energy Efficiency Programs (EEPs), Research and Development (R&D), National Scientific and Technological Development Fund (FNDCT), and Energy Research Company (EPE)

These are research and development and energy efficiency programs to which utilities are required by ANEEL to allocate 1% of their net operating revenues.

The funds are applied to projects approved by ANEEL and to contributions to FNDCT and to the Ministry of Mines and Energy (MME).

5 Cash in Hand

	Parent Company		Consolidated

	2007	2006	2007	2006
Cash and banks	660	185	194,208	67,299
Financial investments
Federal banks	55,526	549,169	1,343,378	1,382,250
Private banks	-	60	3,285	19,167
	55,526	549,229	1,346,663	1,401,417

	56,186	549,414	1,540,871	1,468,716

Most of the financial investments of the Company and of its subsidiaries have been made in state-owned financial institutions, comprising mostly fixed income securities (federal bonds), which bear an average yield of 100% of the Interbank Deposit Certificate rate and are redeemable at any time, without the loss of any accrued earnings. In 2007, the average rate was 11.77%, and in 2006, it was 14.97% .

6 Consumers and Distributors

		Not yet due	Overdue for up to 90 days	Overdue for over 90 days		Consolidated Total

					2007	2006
Customers
Residential		84,799	70,249	2,650	157,698	154,840
Industrial		109,934	19,586	41,308	170,828	150,038
Commercial		61,409	24,296	7,394	93,099	88,466
Rural		12,151	5,909	211	18,271	17,232
Public agencies		14,806	9,447	2,908	27,161	50,658
Public lighting		11,444	411	319	12,174	13,031
Public services		10,979	685	904	12,568	11,976
Unbilled		143,921	-	-	143,921	156,649
Energy installment plan - current		82,274	5,200	9,298	96,772	69,509
Energy installment plan - long-term		118,032	-	-	118,032	79,456
Low income customer rates (a)		99,417	-	-	99,417	30,434
Charges on overdue bills		4,258	6,130	2,842	13,230	10,359
State Government - "Luz Fraterna" Program		2,285	7,500	-	9,785	57,579
Reduction in rate for use of distribution grid		2,969	-	-	2,969	1,306
Reduction in rate for use of dist. grid -LT		1,779	-	-	1,779	1,306
Gas supply		14,901	393	691	15,985	17,528
Other receivables		14,283	2,645	1,536	18,464	26,426
Other receivables - long-term		55	-	-	55	286
		789,696	152,451	70,061	1,012,208	937,079
Distributors
Bulk supply
Bulk supply - CCEE (Note 35)		7,053	-	105	7,158	29,521
Power auction		86,914	-	-	86,914	76,765
Bilateral contracts		49,186	-	-	49,186	52,146
Reimbursement to generators - current (b)		1,492	-	-	1,492	10,854
Reimbursement to generators - long-term (b)		12,004	-	-	12,004	27,109
Small utilities		6,522	-	-	6,522	4,591
Short-term supply		-	-	126	126	138
		163,171	-	231	163,402	201,124
Charges for the use of the power grid
Power grid		14,198	11	2,298	16,507	17,427
Basic Network		29,143	3	189	29,335	17,310
Basic Network - LT		7,255	-	-	7,255	-
Connection grid		112	-	-	112	19
		50,708	14	2,487	53,209	34,756

		1,003,575	152,465	72,779	1,228,819	1,172,959

2007	Current total	864,450	152,465	72,779	1,089,694
Long-term total		139,125	-	-	139,125

2006	Current total	753,235	165,021	146,546		1,064,802
Long-term total		108,157	-	-		108,157

a) Low income rate

The Federal Government, by means of Law no. 10,438, dated April 26, 2002, established an exemption from the charge for generation capacity costs to low income residential customers. This rate benefit had a significant impact on the Company's operating revenues.

In September 2002, the Company started applying the low income rate to electricity bills based on the new criteria for eligibility as low income customers.

On December 17, 2002, Law no. 10,604 modified the means of compensation to utilities, authorizing the granting of an economic subsidy, in order to contribute to the low price of the low income rate. This subsidy is funded by the dividend surplus owed by Centrais Elétricas Brasileiras S.A. -Eletrobrás to the Federal Government, in connection with the sale of power by Federal Government-owned generation companies at power auctions, and by Global Reversal Reserve (RGR) funds.

ANEEL, through different resolutions, set forth a new methodology for the calculation of the economic subsidy to which utilities are entitled, in order to offset the effects of the rate policy applicable to low income customers. As of December 2007, the low income rate was applied to 710,898 customers, who account for 26.2% of the total of 2,713,452 residential customers supplied by COPEL.

Due to discrepancies between the amounts recorded by COPEL and those gathered by ANEEL inspection, COPEL recalculated these amounts, resulting in a balance of approximately R$ 89,000. Out of this total, approximately R$ 35,000 have already been approved by ANEEL, and the remaining R$ 54,000 shall be approved by April 2008.

The Company, on account of the recalculation above, set aside a provision of R$ 10,412 in connection with the recorded amount of R$ 99,417.

b) Power generator reimbursement rights

Power generator reimbursements rights refer to free energy amounts sold within MAE (the Wholesale Power Market) – which has become the current Electric Energy Trading Chamber (CCEE) – during the emergency power consumption program, from June 1, 2001 to February 28, 2002, and which were not covered by initial contracts or similar agreements and by bilateral contracts. To make up for part of the losses incurred by utilities due to the power rationing, ANEEL created the Extraordinary Rate Adjustment (RTE). This measure sets forth procedures for the recovery and transfer to generation companies, starting in February 2003, of free energy amounts, calculated as a percentage of RTE revenues.

Pursuant to a ruling by ANEEL, COPEL recognized R$ 14,169 in losses, in connection with the balance to be amortized by distribution utilities and whose term expired in December 2007 (Note 31.i).

After the appropriate accounting records, the provision for doubtful accounts in connection with this reimbursement right features a balance of R$ 11,469 (Note 7).

Power generator reimbursement balances, net of losses, are broken down below:

Distribution companies

	2007	2006
Companhia Energética de Minas Gerais - Cemig	4,981	6,571
LIGHT - Serviços de Eletricidade S. A.	3,244	4,735
Companhia de Eletricidade do Estado da Bahia - Coelba	1,151	1,885
Companhia de Eletricidade do Rio de Janeiro - Cerj	1,014	1,669
Companhia Energética do Ceará - Coelce	865	1,203
Companhia Energética de Pernambuco - Celpe	677	1,281
Companhia Energética do Rio Grande do Norte - Cosern	607	731
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	-	4,639
Eletropaulo Metropolitana Eletricidade de São Paulo - Eletropaulo	-	4,595
Companhia Paulista de Força e Luz - CPFL	-	3,223
Empresa Bandeirante de Energia S. A. - EBE	-	1,616
Espírito Santo Centrais Elétricas S. A. - Escelsa	-	1,292
Companhia Piratininga de Força e Luz	-	1,033
Other	957	3,490

	13,496	37,963

Current	1,492	10,854
Long-term	12,004	27,109

7 Provision for Doubtful Accounts

After review of overdue receivables, COPEL’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

		Consolidation	Additions/
	Consolidated	of CEOPAR	(reversals)	Write-offs	Consolidated

	2006				2007
Customers and distributors
Residential	15,083	-	12,660	(11,475)	16,268
Industrial	39,720	-	8,945	(6,724)	41,941
Commercial	6,600	-	7,658	(5,804)	8,454
Rural	-	-	385	(347)	38
Public agencies	37,722	-	(35,997)	-	1,725
Public lighting	117	-	29	-	146
Public services	7	-	295	(14)	288
Bulk sales to distributors	12,012	2,625	(11,911)	-	2,726
Bulk sales to distributors - LT (Note 6.b)	-	-	11,469	-	11,469
Gas supply	-	-	192	(186)	6

	111,261	2,625	(6,275)	(24,550)	83,061

Current	111,261	2,625	(17,744)	(24,550)	71,592
Long-term	-	-	11,469	-	11,469

8 Dividends Receivable

	Parent Company		Consolidated

	2007	2006	2007	2006
Dividends receivable
Investees and subsidiaries (Note 16)
COPEL Generation and Transmission	504,688	644,418	-	-
COPEL Transmission	-	60,014	-	-
COPEL Distribution	178,300	52,913	-	-
COPEL Corporate Partnerships	17,237	2,893	-	-
Dominó Holdings S.A.	-	-	2,159	1,975
Foz do Chopim Energética Ltda.	-	-	608	-
	700,225	760,238	2,767	1,975
Other investments
Eletrosul	-	44	-	44
	-	44	-	44

	700,225	760,282	2,767	2,019

9 CRC Transferred to the Government of the State of Paraná

Under an agreement dated August 4, 1994 and amended in December 1995, the remaining balance of the Recoverable Rate Deficit Account (CRC) was negotiated with the Government of the State of Paraná to be reimbursed in 240 monthly installments, restated by the General Price Index - Internal Availability (IGP-DI) plus annual interest of 6.65% . On October 1, 1997, the outstanding balance was renegotiated for payment in the following 330 months, under the Price amortization system, with the first installment due on October 30, 1997 and the last one due on March 30, 2025. The restatement and interest provisions of the original agreement remained unchanged.

By means of a fourth amendment dated January 21, 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC balance as of December 31, 2004, in the amount of R$ 1,197,404 (original amount), to be paid in 244 installments under the Price amortization system, the first one due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

The maturity of long-term installments is shown below:

		Consolidated

	2007	2006
2008	-	37,546
2009	43,203	40,043
2010	46,077	42,706
2011	49,141	45,546
2012	52,409	48,575
2013	55,895	51,806
2014	59,612	55,251
2015	63,576	58,926
2016	67,805	62,845
2017	72,314	67,024
2018	77,123	71,482
2019	82,252	76,235
2020	87,722	81,305
After 2020	452,724	419,608

	1,209,853	1,158,898

The table below features the changes in the CRC transferred to the Government of the State of Paraná:

	Current	Long-term	Consolidated
Balances	assets	receivables	total

As of December 31, 2005	31,803	1,150,464	1,182,267
Interest and fees (Note 32)	75,397	-	75,397
Monetary variation (Note 32)	765	42,874	43,639
Transfers	34,440	(34,440)	-
Amortization	(107,200)	-	(107,200)
As of December 31, 2006	35,205	1,158,898	1,194,103
Interest and fees (Note 32)	76,062	-	76,062
Monetary variation (Note 32)	1,867	89,597	91,464
Transfers	38,642	(38,642)	-
Amortization	(111,267)	-	(111,267)
As of December 31, 2007	40,509	1,209,853	1,250,362

10 Taxes and Social Contribution

	Parent Company		Consolidated

	2007	2006	2007	2006
Current assets
Deferred IRPJ and CSLL (a)	3,354	6,387	116,855	106,145
IRPJ and CSLL paid in advance (b)	75,974	65,911	16,819	116,736
VAT (ICMS) paid in advance	-	-	20,511	11,166
Other taxes paid in advance	-	-	1,414	1,037
	79,328	72,298	155,599	235,084
Long-term receivables
Deferred IRPJ and CSLL (a)	121,187	56,576	400,592	337,654
IRPJ and CSLL paid in advance (b)	4,525	4,525	4,525	4,525
VAT (ICMS) paid in advance	-	-	44,536	28,781
ICMS preliminary injunction for judicial deposit	-	-	12,639	11,501
PIS-PASEP/COFINS without ICMS preliminary injunction for judicial deposit	-	-	135	67
	125,712	61,101	462,427	382,528
Current liabilities
VAT (ICMS) due	-	-	126,322	116,032
PIS-PASEP and COFINS due	8,845	14,443	36,295	81,345
Deferred IRPJ and CSLL (a)	-	-	24,664	33,671
REFIS Installment plan (c)	35,068	48,254	35,068	48,254
Income tax withheld on interest on capital	6,851	4,130	21,194	27,547
Other taxes	1,054	892	5,917	4,236
	51,818	67,719	249,460	311,085
Long-term liabilities
Deferred IRPJ and CSLL (a)	-	-	19,317	12,515
ICMS preliminary injunction for judicial deposit	-	-	12,640	11,501
PIS-PASEP/COFINS without ICMS preliminary injunction for judicial deposit	-	-	135	67
	-	-	32,092	24,083

a) Deferred income tax and social contribution

The Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

The deferred taxes in connection with the pension plan deficit are being realized in compliance with the amortization plan for the corresponding debt, and the provision for the healthcare plan is being realized to the extent post-employment benefits are paid. The deferred taxes on the remaining provisions will be realized according to court decisions and to the realization of regulatory assets.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, and do not lapse.

Tax credits have been recorded as follows:

	Parent Company		Consolidated

	2007	2006	2007	2006
Current assets
Pension and healthcare plans - CVM Rul. No. 371	-	-	26,928	10,320
Tax losses	3,175	6,387	7,778	8,269
Passive Portion A (CVA)	-	-	48,768	33,832
Temporary additions	179	-	33,381	53,724
	3,354	6,387	116,855	106,145
Long-term receivables
Pension and healthcare plans - CVM Rul. No. 371	-	-	138,990	153,682
Tax losses and negative tax bases	8,591	6,035	20,324	17,769
Temporary additions:	-	-	-	-
Provisions for contingencies (labor, tax,
and judicial)	96,861	28,262	182,502	84,432
Provision for doubtful accounts	1,839	1,839	32,287	52,678
REFIS/FINAN provision	13,689	20,440	13,689	20,440
Provision for R&D and Energy Efficiency	-	-	-	7,929
Provisions for regulatory liabilities	-	-	5,670	708
Effects of network charges	-	-	6,923	-
Other	207	-	207	16
	121,187	56,576	400,592	337,654
(-) Current liabilities
Active Portion A (CVA)	-	-	19,654	27,281
Surplus power	-	-	1,009	505
Temporary exclusions	-	-	4,001	5,885
	-	-	24,664	33,671
(-) Long-term liabilities
Active Portion A (CVA)	-	-	7,543	3,053
Surplus power	-	-	605	505
Temporary exclusions	-	-	11,169	8,957
	-	-	19,317	12,515

	124,541	62,963	473,466	397,613

The Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance and Investor Relations Office on future profitability projections, which points out to the realization of deferred taxes. According to the estimates of future taxable income, the realization of deferred taxes is broken down below:

	Parent Company			Consolidated

	Estimated	Actual	Estimated	Estimated	Actual	Estimated
	realizable	realized	realizable	realizable	realized	realizable
	amount	amount	amount	amount	amount	amount

2007	6,319	5,837	-	27,078	69,382	-
2008	-	-	3,354	-	-	92,191
2009	-	-	3,778	-	-	55,219
2010	-	-	6,460	-	-	33,749
2011	-	-	934	-	-	14,363
2012	-	-	-	-	-	14,772
After 2012	-	-	110,015	-	-	263,172

	6,319	5,837	124,541	27,078	69,382	473,466

Projected future income was revised by management upon the approval of the financial statements for fiscal year 2007.

b) Income tax and social contribution paid in advance

Amounts recorded as income tax and social contribution paid in advance refer mostly to amounts withheld and to corporate income tax (IRPJ) and social contribution on net income (CSLL) amounts levied on actual income, with the option of monthly payments based on estimates, during 2007.

c) Tax recovery program - REFIS

On December 16, 2000, COPEL signed up for the Tax Recovery Program (REFIS), established by Law no. 9,964/2000, in order to pay in 60 monthly and equal installments an outstanding debt to the National Social Security Institute (INSS) in the consolidated amount of R$ 82,540, retroactive to March 1, 2000.

In September 2003, based on a legal opinion, COPEL set aside a provision for the restated balance under the REFIS program, which amounted to R$ 73,844 as of September 30, 2006.

On August 31, 2006, COPEL filed for withdrawal from REFIS, so it could sign up for the new tax installment plan established by Provisional Measure no. 303/2006, called Special Installment Plan or PAEX, in order to take advantage of the benefits of this plan (80% discount off the penalties imposed and 30% off interest due) and pay off the outstanding debt in six installments.

The Brazilian Internal Revenue Service (SRF) included in the Company’s REFIS account, without COPEL’s awareness, income tax and social contribution claims in the amount of R$ 11,100, retroactively to the date of consolidation, March 1, 2000, thus raising total debt to R$ 93,640.

Meanwhile, COPEL filed a lawsuit disputing the SRF's income tax and social contribution claim of R$ 11,110 retroactive to March 1, 2000, which, in the Company's understanding, where wrongly included in REFIS. The SRF recognized the rights of COPEL to have included in PAEX only the remaining debt to INSS which was included in REFIS, i.e., net of payments already made, resulting in the amount, according to the INSS' initial calculation, of R$ 37,782, restated according to the SELIC interest rate, to be paid in six installments. These installments have already been paid. The INSS, however, reincluded in the PAEX account the amounts of interest which had been fully settled under REFIS I, in the amount of R$ 35,000. Nevertheless, the INSS has not offered any guarantees that their calculations are final, claiming that "final consolidation" of the debt has not been concluded yet.

Thus, in light of these circumstances, the Company maintained the provision in the amount of R$ 35,068 (R$ 48,254 as of December 31, 2006) to cover the new INSS claim under PAEX.

11 Account for Compensation of “Portion A” Variations

The Account for Compensation of “Portion A” Variations (CVA) records variations of the following Portion A cost items, as taken into account at the time of the annual rate reviews and as actually disbursed by companies during the year: Itaipu Binacional capacity rate; Itaipu Binacional power transport rate; Fuel Consumption Account (CCC) quota; rate for the use of Basic Network transmission facilities; Compensation for the Use of Water Resources; System Service Charges (ESS); Energy Development Account (CDE) quota; costs for purchase of power; and the power and cost-sharing quotas of the Program of Incentives for Alternative Energy Sources – Proinfa.

ANEEL granted COPEL Distribution an average readjustment of -1.22% to its rates for sales to final customers, effective June 24, 2007. Out of this total, 2.24% correspond to the rate review index, and -3.46% to financial adjustments outside the range of the rate review. CVA is part of the latter group, amounting at that time to R$ 146,393, and is made up of two installments: CVA for rate year 2006-2007, in the amount of R$ 92,985 and CVA balance from the previous year to be offset, in the amount of R$ 53,408.

COPEL expects that the amounts classified as long-term on the date of its balance sheet will be recovered in up to two years from that date.

The balance of the Account for Compensation of Portion A is broken down below:

		Current		Long-term
Consolidated		assets		receivables

	2007	2006	2007	2006
Recoverable Portion A variations, 2006 rate review
Fuel Consumption Account (CCC)	-	17,481	-	-
Charges for the use of transmission system (Basic Network)	-	10,699	-	-
Power purchased for resale (Itaipu)	-	18,162	-	-
Charges for system services (ESS)	-	3,741	-	-
Energy Development Account (CDE)	-	11,549	-	-
Alternative Energy Sources Program (Proinfa)	-	5,886	-	-
Power purchased for resale (CVA energy)	-	8,061	-	-
Transport of purchased power (Itaipu)	-	2,195	-	-
	-	77,774	-	-
Recoverable Portion A variations, 2007 rate review
Fuel Consumption Account (CCC)	1,869	-	-	-
Power purchased for resale (Itaipu)	22,289	5,133	-	5,133
Charges for system services (ESS)	7,082	3,350	-	3,350
Energy Development Account (CDE)	6,125	2,199	-	2,199
Alternative Energy Sources Program (Proinfa)	4,560	1,592	-	1,591
Transport of purchased power (Itaipu)	211	-	-	-
	42,136	12,274	-	12,273
Recoverable Portion A variations, 2008 rate review
Fuel Consumption Account (CCC)	5,659	-	5,659	-
Charges for the use of transmission system (Basic Network)	4,074	-	4,074
Power purchased for resale (Itaipu)	12,309	-	12,309	-
Charges for system services (ESS)	372	-	372	-
Energy Development Account (CDE)	1,922	-	1,922	-
Alternative Energy Sources Program (Proinfa)	1,105	-	1,105	-
Transport of purchased power (Itaipu)	37	-	37	-
	25,478	-	25,478	-

	67,614	90,048	25,478	12,273

		Current		Long-term
Consolidated		liabilities		liabilities

	2007	2006	2007	2006
Portion A subject to offset, 2006 rate review
Power purchased for resale (CVA energy)	-	58,445	-	-
	-	58,445	-	-
Portion A subject to offset, 2007 rate review
Fuel Consumption Account (CCC)	34,146	9,197	-	9,197
Charges for the use of transmission system (Basic Network)	31,803	4,577	-	4,577
Power purchased for resale (CVA energy)	54,155	37,877	-	37,877
Transport of purchased power (Itaipu)	1,002	402	-	402
	121,106	52,053	-	52,053
Portion A subject to offset, 2008 rate review
Fuel Consumption Account (CCC)	855	-	855	-
Charges for the use of transmission system (Basic Network)	1,186	-	1,186	-
Charges for system services (ESS)	3,722	-	3,722	-
Power purchased for resale (CVA energy)	16,511		16,511
Transport of purchased power (Itaipu)	56	-	56	-
	22,330	-	22,330	-

	143,436	110,498	22,330	52,053

The changes in the balances of deferred rate costs restated by the SELIC interest rate are shown on the following table:

	Balance	Deferral	Amortization	Restatement	Transfer	Balance

	2006					2007
Assets
Fuel Consumption Account (CCC)	17,481	15,166	(20,678)	1,218	-	13,187
Charges for the use
of transmission system (Basic Network)	10,699	8,096	(11,009)	362	-	8,148
Power purchased for resale (Itaipu)	28,428	55,854	(42,541)	5,166	-	46,907
Charges for system services (ESS)	10,441	7,611	(11,309)	1,083	-	7,826
Energy Development Account (CDE)	15,947	11,150	(18,607)	1,479	-	9,969
Alternative Energy Sources (Proinfa)	9,069	7,860	(11,143)	984	-	6,770
Power purchased for resale (CVA energy)	8,061	-	(8,061)	-	-	-
Transport of purchased power (Itaipu)	2,195	497	(2,557)	150	-	285
	102,321	106,234	(125,905)	10,442	-	93,092
Current	90,048	62,950	(125,905)	8,653	31,868	67,614
Long-term	12,273	43,284	-	1,789	(31,868)	25,478

Liabilities
Fuel Consumption Account (CCC)	18,394	49,310	(36,119)	4,271	-	35,856
Charges for the use
of transmission system (Basic Network)	9,154	50,413	(32,580)	7,188	-	34,175
Charges for system services (ESS)	-	7,193	-	251	-	7,444
Power purchased for resale (CVA energy)	134,199	61,325	(118,608)	10,261	-	87,177
Transport of purchased power (Itaipu)	804	1,251	(1,059)	118	-	1,114
	162,551	169,492	(188,366)	22,089	-	165,766
Current	110,498	119,422	(188,366)	19,868	82,014	143,436
Long-term	52,053	50,070	-	2,221	(82,014)	22,330

12 Other Regulatory Assets and Liabilities

a) Review adjustment share - transmission utilities' rate review

The concession agreements signed by the transmission utilities contain a clause which sets the date of July 1, 2005 as the date of the first periodic review of annual allowed revenues. The rate review was concluded and its results were approved on July 1, 2007, applicable retroactively to July 1, 2005. Thus, it became necessary to calculate the retroactive discrepancy for the period from 2005 to 2007, which has been treated as a “review adjustment share”.

This balance, which has been accrued by transmission utilities, is being offset over 24 months, starting July 2007.

On December 31, 2007, COPEL Generation and Transmission had a balance to be offset in the amount of R$ 36,391.

ANEEL has calculated the discrepancy corresponding to the “connection point review adjustments” for all distribution utilities, resulting in a balance of R$ 22,915 to be paid by COPEL Distribution to COPEL Transmission. As far as the “basic network review adjustments", the application of COPEL Distribution's participation percentage to the total adjustment share resulted in the amount of R$ 29,020 to be collected from the remaining transmission utilities which underwent the rate review process.

These amounts, which shall be financially settled with the transmission utilities, will be taken into account in COPEL Distribution’s next rate review. COPEL expects that the amounts classified as long-term on the date of its balance sheet will be recovered in up to two years from that date.

Consolidated balances as of December 31, 2007 are shown below:

	Assets			Liabilities

	Current	Noncurrent	Total	Current	Noncurrent	Total

COPEL Distribution
Connection review adjustment	465	154	619	-	-	-
Basic Network review adjustment	16,721	5,575	22,296	21,765	7,255	29,020
	17,186	5,729	22,915	21,765	7,255	29,020
COPEL Generation and Transmission
Basic Network review adjustment	-	-	-	24,711	11,680	36,391

	17,186	5,729	22,915	46,476	18,935	65,411

b) Regulatory Asset - PIS/PASEP and COFINS

Under Laws no. 10,637, dated December 30, 2002, and 10,833, dated December 29, 2003, the Federal Government changed the tax bases and increased the rates of the PIS/PASEP and COFINS social contributions. These changes resulted in increased expenses with PIS/PASEP since December 2002 and with COFINS since February 2004.

Through SFF/Aneel Letter no. 302/2005 and Resolutions no. 149/2005 and 345/2006, ANEEL has acknowledged COPEL’s right to reimbursement of the additional PIS/PASEP and COFINS costs. The Agency has authorized utilities to calculate the financial impact of the PIS/PASEP and COFINS changes and record such impact in their accounting as assets or liabilities, as the case may be. Accordingly, COPEL accrued, following the criteria set by ANEEL, R$ 82,094 as a regulatory asset, and recorded a proportional reduction in the PIS/PASEP and COFINS expenses. This balance has been fully realized.

Under ANEEL Resolution no. 130, dated June 20, 2005, COPEL was authorized to include in customer bills, as of June 24, 2005, the PIS/PASEP and COFINS expenses actually incurred during the corresponding power distribution period.

13 Collaterals and Escrow Deposits

	Parent Company		Consolidated

	2007	2006	2007	2006
Current assets
Escrow deposits	2,806	35,288	145,161	103,853
	2,806	35,288	145,161	103,853
Long-term receivables
Collateral under STN agreement (Note 20.b)	-	-	22,423	24,630
	-	-	22,423	24,630

There is a sum of R$ 9,272 invested in Unibanco S.A., restated as of December 31, 2007 (R$ 8,232 as of December 31, 2006), yielding 98.5% of the variation of the DI rate, in a reserve account set up to secure a debt to BNDESPAR, in connection with the issue of ELEJOR debentures, pursuant to a Private Agreement on Revenue Attachment and Other Covenants.

The following amounts, restated as of December 31, 2007, are invested in Banco do Brasil, yielding 100% of the variation of the DI rate: R$ 48,437, as collateral to ANEEL in connection with the construction of the Mauá Power Plant by COPEL Generation and Transmission, and R$ 34,226, as collateral for the participation by COPEL Enterprises in the public tender of the Federal Highway Concessions Program; the latter is expected to be redeemed in the first quarter of 2008, as the Company was outbid.

The remaining deposits meet the requirements of the Electric Energy Trading Chamber (CCEE) and are tied to the operations conducted at power auctions, CCEE settlements, and ANEEL auctions.

14 Other Receivables

	Parent Company		Consolidated

	2007	2006	2007	2006
Current assets
Advance payments to suppliers	-	-	18,077	11,074
Lease of the Araucária Power Plant	-	-	14,223	-
Advance payments	-	-	8,121	8,756
Advance payments to employees	-	-	7,999	7,618
Use of the Araucária P.P. transmission system	-		5,327	-
Installment plan for Onda Provedor de Serviços	4,348	4,348	4,348	4,348
Recoverable salaries of transferred employees	-	-	3,751	3,768
Decommissioning in progress	-	-	1,962	2,095
Disposal of property and rights	-	-	1,206	1,866
Global Reversal Reserve (RGR) discrepancies	-	-	816	2,256
Advance payments for judicial deposits	-	-	565	1,412
Provision for doubtful accounts	(4,348)	(4,348)	(8,453)	(9,812)
Other receivables	8	2	4,371	3,497
	8	2	62,313	36,878
Long-term receivables
Compulsory loans	-	-	4,185	5,483
Property and rights assigned for disposal	-	-	2,813	2,814
Disposal of property and rights	-	-	1,390	-
Advance payments	-	-	62	3,612
	-	-	8,450	11,909

The provision for doubtful accounts under Parent Company refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely, and, under Consolidated, refers to Onda and to an unrealizable amount mostly comprising wages of loaned employees.

15 Judicial Deposits

The balances of judicial deposits under long-term receivables are shown below:

	Parent Company		Consolidated

	2007	2006	2007	2006
Labor claims	-	-	56,656	68,650
Civil claims:
Easements	-	-	10,515	7,149
Civil claims	-	-	15,269	13,982
Customer claims	-	-	2,508	1,640
	-	-	28,292	22,771
Social Security claims:
National Social Security Institute (INSS) claims	25,476	47,934	25,476	47,934
	25,476	47,934	25,476	47,934
.
Other judicial deposits	9,254	1	10,916	1,599

	34,730	47,935	121,340	140,954

Escrow deposits have been classified under Provisions for Contingencies and are detailed in Note 27.

16 Investees and Subsidiaries

The Company has the following receivables from investees and subsidiaries, stated at net value:

	Parent Company		Consolidated

	2007	2006	2007	2006
Subsidiaries:
COPEL Generation and Transmission
Dividends receivable (Note 8)	504,688	644,418
	504,688	644,418	-	-
COPEL Transmission
Dividends receivable (Note 8)	-	60,014	-	-
Transferred financing (a)	-	21,344	-	-
	-	81,358	-	-
COPEL Distribution
Dividends receivable (Note 8)	178,300	52,913	-	-
Transferred financing (a)	78,034	80,686	-	-
Loan agreement (b)	683,052	-	-	-
Transferred debentures	-	637,329	-	-
	939,386	770,928	-	-
COPEL Corporate Partnerships
Dividends receivable (Note 8)	17,237	2,893	-	-
	17,237	2,893	-	-
COPEL Enterprises
Loan agreement (c)	34,847	-	-	-
	34,847	-	-	-

	1,496,158	1,499,597	-	-
Investees:
Dividends receivable (Note 8)
Dominó Holdings S.A.	-	-	2,159	1,975
Foz do Chopim Energética Ltda.	-	-	608	-
	-	-	2,767	1,975

	-	-	2,767	1,975

	1,496,158	1,499,597	2,767	1,975

Dividends receivable (Note 8)	700,225	760,238	2,767	1,975
Long-term receivables	795,933	739,359	-	-

a) Transferred financing

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, since the agreements for transfer to the respective subsidiaries have not been formalized before the financial institutions, these amounts are also recorded under the Parent Company.

The balances of these loans and financing are transferred with the same interest and charges agreed by the Parent Company and are shown separately as receivables from the wholly-owned subsidiaries, and as loans and financing liabilities owed by the subsidiaries, in the amount of R$ 78,034 (R$ 102,030 as of December 31, 2006) (Note 20).

The balance of R$ 637,329 as of December 31, 2006, concerning debentures transferred to COPEL Distribution, was settled on March 1, 2007.

b) Loan Agreement – COPEL Distribution

On February 27, 2007, ANEEL approved the loan agreement signed by COPEL (lender) and COPEL Distribution (borrower), in the amount of R$ 1,100,000. This loan has a five-year term, bearing interest corresponding to 104% of the DI rate, and its funds were used in the expenditure program for the concession and in the payment of debentures transferred to COPEL Distribution and due on March 1, 2007.

c) Loan Agreement – COPEL Enterprises

On October 10, 2007, the Board of Officers and the Board of Directors approved COPEL’s participation in the Federal Highway Concessions Program and the signature of a loan agreement by COPEL (lender) and COPEL Enterprises (borrower), in the amount of R$ 35,000, in connection with this program. This loan has a five-year term, bearing interest corresponding to 104% of the DI rate. It will be settled in the first quarter of 2008, as the Company was outbid.

17 Investments

	Parent Company		Consolidated

	2007	2006	2007	2006
Interests in investees (a)	-	-	204,305	210,363

Interests in investees - goodwill (b)
Sercomtel S.A. - Telecomunicações	-	-	1,568	5,796
Sercomtel Celular S.A.	-	-	223	803
	-	-	1,791	6,599
Interests in subsidiaries
COPEL Generation and Transmission	3,144,442	2,509,233	-	-
COPEL Transmission (c)	-	1,063,740	-	-
COPEL Distribution	2,663,911	1,689,286	-	-
COPEL Telecommunications	193,735	184,287	-	-
COPEL Corporate Partnerships	1,226,802	1,180,415	-	-
	7,228,890	6,626,961	-	-
Other investments
Amazon Investment Fund (FINAM) (d)	30,013	32,609	30,013	32,609
FINAM - Nova Holanda (d)	14,867	7,761	14,867	7,761
Northeastern Investment Fund (FINOR) (d)	9,870	9,870	9,870	9,870
FINAM - Investco (d)	7,903	-	7,903	-
Provision for losses on tax incentives (d)	(26,801)	(47,900)	(26,801)	(47,900)
Consórcio Energético Cruzeiro do Sul (e)	-	-	6,450	-
Real estate for future service use	-	-	4,588	6,825
Other investments	2,322	2,322	3,823	3,826
	38,174	4,662	50,713	12,991

	7,267,064	6,631,623	256,809	229,953

In the consolidation of balance sheets, goodwill paid for the acquisition of ELEJOR and COPEL Enterprises has been reclassified to intangible assets (Note 19).

a) Interests in investees

	Shareholders' Equity		COPEL's	Consolidated
	of investee (adjusted)		stake	investment

Interests in investees	2007	2006	(%)	2007	2006
Dominó Holdings S.A. (e)	601,035	610,149	15.00	90,155	91,522
Sercomtel S.A. - Telecomunicações	182,562	185,477	45.00	82,153	83,463
Foz do Chopim Energética Ltda. (1)	45,718	45,742	35.77	16,353	16,362
Sercomtel Celular S.A.	19,464	27,488	45.00	8,759	12,369
Dona Francisca Energética S.A.	25,754	8,785	23.03	5,931	2,023
Centrais Eólicas do Paraná Ltda. (1) (f)	-	3,500	30.00	-	1,050
Copel Amec S/C Ltda. (1)	293	973	48.00	140	468
Carbocampel S.A. (1)	(115)	473	49.00	(56)	232
Advance payment for capital increase				1,059	198
Escoelectric Ltda. (1)	(3,374)	(3,677)	40.00	(1,390)	-
Advance payment for capital increase				1,025	2,500
Braspower International Engineering S/C Ltda. (1)	(407)	(407)	49.00	-	-
Advance payment for capital increase				176	176

				204,305	210,363

(1) Unaudited by independent auditors

b) Interests in investees - goodwill

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), with net balances of R$ 1,568 and R$ 223, respectively. This goodwill is being amortized at the annual rate of 10%, with a charge to income of R$ 4,808 (R$ 4,228 and R$ 580) in both 2007 and 2006. The payment of goodwill was determined by the expected future profitability, resulting from the assessment of the return on investment based on discounted cash flows.

c) COPEL Transmission

On November 30, 2007, COPEL Transmission was split and incorporated by COPEL Generation and Transmission and by COPEL Distribution, in order to optimize resources and improve operational activities.

The net assets of the split company as of November 30, 2007, and the incorporated shares are shown below:

	COPEL Transmission	Incorporated Share

	as of 30.11.2007	COPEL Generation
		and Transmission	COPEL Distribution

ASSETS	1,567,422	839,032	728,390
Current Assets	236,427	113,501	122,926
Noncurrent Assets	1,330,995	725,531	605,464
Long-term receivables	73,318	55,919	17,399
Investments	2,257	247	2,010
Property, plant, and equipment	1,228,615	659,428	569,187
Intangible assets	26,805	9,937	16,868
.
LIABILITIES	1,567,422	839,032	728,390
Current Liabilities	194,883	109,295	85,588
Noncurrent Liabilities	199,693	121,651	78,042
Shareholders' Equity	1,172,846	608,086	564,760

d) Tax Breaks

Based on a letter by Banco da Amazônia S.A., COPEL conducted recalculations and reclassifications of the amounts applied to the Amazon Investment Fund (FINAM) and of the amounts allocated to the Nova Holanda Agropecuária S.A. and Investco S.A. projects and duly released by the now extinct Amazon Development Agency (SUDAM).

The effects of these transactions to shareholders’ equity amounted to R$ 21,047, of which R$ 4,510 were tied to the Nova Holanda S.A. project, R$ 7,903 to the Investco S.A. project, and R$ 8,634 were a reduction to the provision for incentive losses.

The amount of R$ 2,596 was reclassified from the FINAM account to the Nova Holanda project.

COPEL also reversed a provision for the devaluation of FINAM and of the Northeast Investment Fund (FINOR), in the amount of R$ 12,789, accrued under non-operating income, and recorded R$ 324 in connection with income tax.

e) Consórcio Energético Cruzeiro do Sul

On November 28, 2006, at the Auction of Power from New Projects, Consórcio Energético Cruzeiro do Sul, an independent power producer owned by COPEL Generation and Transmission (with a 51% interest) and by Eletrosul Centrais Elétricas S.A. (49%), won the rights to the 35-year concession of the Mauá Hydroelectric Power Plant.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main power plant rated 350 MW and an additional small hydropower unit rated 11 MW, for a total of 361 MW of installed capacity, which is enough to supply approximately 892,400 people. The facility will take advantage of the hydroelectric potential discovered in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in mideastern Paraná.

The deadline for the commercial operation of the facility’s first generating unit is January 1, 2011.

Total estimated expenditures amount to R$ 991,283, as of October 2006, of which 51% (R$ 505,554) will be invested by COPEL Generation and Transmission, while the remaining 49% (R$ 485,729) will be invested by Eletrosul Centrais Elétricas S.A.

The power from the Mauá Power Plant was sold at an ANEEL auction at the rate of R$ 112.96/MWh, restated according to the IPCA inflation index starting on November 1, 2006. The company sold 192 average MW, for supply starting in January 2011. The assured power of the project, established in its concession agreement, is 197.7 average MW, after full motorization, and the maximum reference rate set in the auction notice was R$ 116.00/MWh.

Work began in May 2007 with the procurement of the basic project and the beginning of the executive project for the facility and its associated transmission system, the preparation of technical specifications, calculation records, designs, and other documents regarding the different structures within the facility, additional geological surveys, and topography services. The project has been concluded and submitted to ANEEL review. The project’s Environmental Impact Study and Environmental Impact Report have been disclosed at a public hearing and approved by the licensing authority, resulting in the issue of Preliminary License no. 9,589 by the Environmental Institute of Paraná (IAP) – an agency which reports to the State Environment and Water Resources Department, provided that around 70 environmental requirements covering the physical, biological, and socioeconomic aspects of the project are met prior to the issue of the Construction License.

In November 2007, the National Monetary Council (CMN) authorized an exception to Central Bank Resolution no. 2827/01, which limited credit to state-owned companies, in order to allow COPEL to obtain financing from the National Economic and Social Development Bank (BNDES), in the amount of R$ 340,000, for the Company’s share of construction expenditures in connection with the Mauá Hydroelectric Power Plant.

Expenditures in this project are recorded as investments, proportionally to COPEL’s share in the consortium, pursuant to the Accounting Manual for Electric Energy Utilities.

f) Dominó Holdings

Dominó Holdings S.A. is a company which owns 34.75% of the share capital of the Sanitation Company of Paraná – SANEPAR, a mixed capital company whose business comprises basic sanitation services, including water supply and sewage collection and treatment.

g) Centrais Eólicas do Paraná

The Company, through COPEL Corporate Partnerships, held a 30% interest in Centrais Eólicas do Paraná (CEOPAR). On September 6, 2007, COPEL acquired the remaining 70% interest held by Wobben Windpower Indústria e Comércio Ltda., thus becoming the holder of 100% of the share capital of CEOPAR. This transaction resulted in a discount of R$ 592, which was reclassified upon consolidation to income from future periods.

h) Breakdown of COPEL’s participation in the share capital of subsidiaries and investees

	COPEL's percentage of shares

	Common	Preferred	Total	Paid-in share capital

Interests in investees				2007	2006
Dominó Holdings S.A.	15.00	0.00	15.00	251,929	251,929
Sercomtel S.A. - Telecomunicações	45.00	45.00	45.00	246,896	246,896
Foz do Chopim Energética Ltda. (1)	-	-	35.77	23,000	23,000
Sercomtel Celular S.A.	45.00	45.00	45.00	36,540	36,540
Dona Francisca Energética S.A.	23.03	0.00	23.03	66,600	66,600
Copel Amec S/C Ltda. (1)	-	-	48.00	100	828
Carbocampel S.A. (1)	49.00	0.00	49.00	260	260
Escoelectric Ltda. (1)	-	-	40.00	8,050	8,050
Braspower International Engineering
S/C Ltda. (1)	0.00	0.00	49.00	1,650	1,650
Centrais Eólicas do Paraná Ltda. (1)	-	-	30.00	-	3,061

Interests in subsidiaries
COPEL Generation and Transmission	100.00	0.00	100.00	2,947,018	2,338,932
COPEL Transmission	100.00	0.00	100.00	-	772,389
COPEL Distribution	100.00	0.00	100.00	2,171,928	1,607,168
COPEL Telecommunications	100.00	0.00	100.00	194,054	187,894
COPEL Corporate Partnerships	100.00	0.00	100.00	1,098,500	586,975
Companhia Paranaense de Gás - Compagas	51.00	51.00	51.00	71,365	60,050
Elejor - Centrais Elétricas do Rio Jordão S.A	70.00	0.00	43.54	113,800	113,800
COPEL Enterprises (1)	-	-	100.00	397,983	397,983
UEG Araucária Ltda.	-	-	80.00	707,440	700,000
Centrais Eólicas do Paraná Ltda. (1)	-	-	100.00	3,061	-

(1) Unaudited by independent auditors

18 Property, Plant, and Equipment

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	Depreciation	net value	Cost	Depreciation	net value

			2007			2006
In service (a)
COPEL Generation and Transmission	5,171,655	(1,937,690)	3,233,965	4,306,232	(1,587,774)	2,718,458
COPEL Transmission	-	-	-	1,468,341	(475,571)	992,770
COPEL Distribution	4,462,250	(2,116,451)	2,345,799	3,411,372	(1,703,312)	1,708,060
COPEL Telecommunications	326,892	(179,894)	146,998	304,534	(154,505)	150,029
COPEL Corporate Partnerships	341	(237)	104	342	(222)	120
Compagas	144,355	(33,636)	110,719	139,853	(26,820)	113,033
Elejor	605,458	(30,333)	575,125	604,961	(14,023)	590,938
UEG Araucária	634,233	(76,315)	557,918	633,335	(44,856)	588,479
Centrais Eólicas do Paraná	4,129	(2,215)	1,914	-	-	-
	11,349,313	(4,376,771)	6,972,542	10,868,970	(4,007,083)	6,861,887
Construction in progress
COPEL Generation and Transmission	272,364	-	272,364	144,468	-	144,468
COPEL Transmission	-	-	-	209,821	-	209,821
COPEL Distribution	377,070	-	377,070	251,020	-	251,020
COPEL Telecommunications	39,177	-	39,177	33,489	-	33,489
Compagas	20,047	-	20,047	11,186	-	11,186
Elejor	8,371	-	8,371	8,427	-	8,427
	717,029	-	717,029	658,411	-	658,411
	12,066,342	(4,376,771)	7,689,571	11,527,381	(4,007,083)	7,520,298
Special liabilities (b)
COPEL Generation and Transmission	(4,925)	-	(4,925)	-	-	-
COPEL Transmission	-	-	-	(7,145)	-	(7,145)
COPEL Distribution	(852,267)	-	(852,267)	(801,467)	-	(801,467)
	(857,192)	-	(857,192)	(808,612)	-	(808,612)

	11,209,150	(4,376,771)	6,832,379	10,718,769	(4,007,083)	6,711,686

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation, transmission, distribution, and sale of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the Regulatory Agency. ANEEL Resolution no. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

a) Property, plant, and equipment in service by category

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	Depreciation	net value	Cost	Depreciation	net value

			2007			2006
Machinery and equipment	7,415,804	(2,969,087)	4,446,717	6,997,348	(2,698,431)	4,298,917
Reservoirs, dams, and headrace channels	2,865,020	(1,006,005)	1,859,015	2,859,831	(943,321)	1,916,510
Facilities, construction work, and betterments	693,208	(300,756)	392,452	684,460	(281,087)	403,373
Land	118,812	-	118,812	117,775	-	117,775
Gas pipelines	113,273	(22,786)	90,487	112,449	(19,030)	93,419
Vehicles	124,168	(67,161)	57,007	77,424	(54,486)	22,938
Furniture and implements	19,028	(10,976)	8,052	19,683	(10,728)	8,955

	11,349,313	(4,376,771)	6,972,542	10,868,970	(4,007,083)	6,861,887

The fully depreciated amount of property, plant, and equipment in service was R$ 616,203 as of December 31, 2007, and R$ 414,989 as of December 31, 2006.

b) Special liabilities

Special liabilities comprise customers’ contributions, Federal Government budget grants, federal, State, and municipal funds, and special credits linked to the investments in facilities tied to a concession. Special liabilities are not onerous liabilities and are not credits owned by shareholders. They are restated according to the same criteria and indicators used to restate the assets under the property, plant, and equipment of the corresponding agents. The scheduled date for settlement of these liabilities was the concession expiration date.

ANEEL, by means of Regulatory Resolution no. 234/2006, dated October 31, 2006, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic rate review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both outstanding balances and new additions to special liabilities will be amortized as of the date of the Company’s next periodic rate review (June 2008). The amortization will be calculated with the use of the same average depreciation rates applicable to the corresponding assets.

For purposes of calculating the compensation for the assets linked to the concession and transferable to the Federal Government, on the concession expiration date the remaining balance of special liabilities, if any, will be deducted from the residual value of the assets, both assessed according to criteria set by ANEEL.

The change in the characteristics of these liabilities results from the new rate-setting mechanism introduced by this new Regulatory Resolution, which establishes that the depreciation of assets acquired with funds from Special Liabilities will no longer be included in the B Portion of the companies’ revenues.

c) Electric Energy Universalization Plans

ANEEL set forth the overall conditions for the development of Electric Energy Universalization Plans aimed at supplying new customers or increasing the capacity of supply to existing customers, set the duties of the holders of electric energy distribution concessions and permits, and made changes which include a reorganization of the priority of service to municipalities, emphasizing municipalities with a lower rate of electrification and lower Human Development Index ratings, and limiting service to new customers connected at low voltage (lower than 2.3 kV), with loads of up to 50 kW.

The Luz para Todos (“Light for Everyone”) Program, launched by the Federal Government, is aimed at providing electric energy to 100% of Brazil by 2008, at no charge to consumers.

This program is coordinated by the Ministry of Mines and Energy and carried out with the participation of Eletrobrás. In Paraná, the Ministry is represented by Eletrosul, and the participants are the State Government and COPEL. Furthermore, the program is integrated with several social and rural development programs implemented by the Federal Government and by State Governments, to ensure that the rural electrification efforts result in increased agricultural output, in increased income and in social inclusion, providing better standards of living to the rural communities.

The goal that was set was to provide 36,000 connections by the end of 2006.

To allow for the installation of 30,000 connections, COPEL signed two financing and subsidy agreements, as follows: contract 002/2004, in the amount of R$ 30,240, of which R$ 17,280 are funds from the Global Reversal Reserve (RGR) and R$ 12,960 are from the Energy Development Account (CDE); and contract 142/2006, in the amount of R$ 74,340, of which R$ 42,480 are from RGR and R$ 31,860 are from CDE. All funds under contract 002/2004 have already been withdrawn, and R$ 52,038 have been withdrawn under contract 142/2006.

The total estimated investments for the program are broken down below:

Source	R$	Share

Federal Government - CDE subsidy	44,820	30%
Paraná State Government	14,940	10%
RGR Financing	59,760	40%
Contractor - COPEL	29,880	20%

Program total	149,400	100%

Another 7,150 connections were provided free of charge under the universalization program, for a total of 37,150 rural households supplied.

Due to the appearance of new households without power supply, COPEL is in the process of signing another agreement with Eletrobrás for another 30,000 connections, a figure which may vary due to the wide publicity about the deadline for enrollment in the program, on March 31, 2008.

d) Depreciation rates

The main depreciation rates, according to ANEEL Resolution no. 240, dated December 5, 2006, to Ministry of Communications Ordinance no. 96/1995, and to the National Oil Agency (ANP) are:

%

Generation
General equipment	10.00
Generators	3.30
Reservoirs, dams, and headrace channels	2.00
Hydraulic turbines	2.50
Gas and steam turbines	5.00
Water cooling and treatment facilities	5.00
Gas conditioning equipment	5.00
Transmission
System structure and conductors < 69 kV	5.00
System structure and conductors => 69 kV and power transformers	2.50
General equipment	10.00
Reconnectors	4.30
Distribution
System structure and conductors => 69 kV	2.50
System structure and conductors < 69 kV and distribution transformers	5.00
Capacitor boards < 69 kV	6.70
Capacitor boards => 69 kV	5.00
General equipment	10.00
Central administration
Facilities	4.00
Office machinery and equipment	10.00
Furniture and implements	10.00
Vehicles	20.00
Telecommunications
Power and transmission equipment (telecommunications)	10.00
Overhead and underground cabling, wiring, and private switching center	10.00
Natural gas supply
Gas pipelines	3.30
Gas pipeline operating equipment	10.00

e) Changes in property, plant, and equipment

		Construction	Special
Balances	In service	in progress	liabilities	Consolidated

As of December 31, 2005	5,907,082	806,145	(765,123)	5,948,104
Consolidation of UEG Araucária's p.,p.,&e	602,979	-	-	602,979
Expenditure program	-	567,779	-	567,779
Transfer to p.,p.,&e. in service	723,307	(723,307)	-	-
Depreciation quotas	(356,843)	-	-	(356,843)
Write-offs	(14,785)	-	-	(14,785)
Customer contributions	-	-	(43,489)	(43,489)
Transfer from intangible assets	147	4,826	-	4,973
Supplemental provision for contingencies	-	2,968	-	2,968
As of December 31, 2006	6,861,887	658,411	(808,612)	6,711,686
Consolidation of CEOPAR's p.,p.,&e	1,983	-	-	1,983
Expenditure program	-	516,142	-	516,142
Transfer to p.,p.,&e. in service	528,329	(528,329)	-	-
Depreciation quotas	(400,067)	-	-	(400,067)
Write-offs	(19,393)	(29,926)	-	(49,319)
Customer contributions	-	-	(48,580)	(48,580)
Transfer from intangible assets	(197)	1,606	-	1,409
Supplemental provision for contingencies	-	99,125	-	99,125
As of December 31, 2007	6,972,542	717,029	(857,192)	6,832,379

19 Intangible assets

	Rights of use	Accumulated			Consolidated
	of software	amortization (1)	Easements	Other	Net value

					2007	2006
In service
COPEL Generation and Transmission	8,751	(8,064)	9,027	27	9,741	853
COPEL Transmission	-	-	-	-	-	22,018
COPEL Distribution	29,958	(23,425)	17,606	113	24,252	7,024
COPEL Telecommunications	4,094	(2,396)	-		1,698	1,748
COPEL Corporate Partnerships	-	-	-	1	1	1
Compagas	636	(389)	-	20	267	260
Elejor	-	-	101	-	101	101
UEG Araucária	70	(63)	-	-	7	9
	43,509	(34,337)	26,734	161	36,067	32,014
In progress
COPEL Generation and Transmission	425	-	449	-	874	-
COPEL Transmission	-	-	-	-	-	2,348
COPEL Distribution	705	-	1,997	-	2,702	6,394
Elejor	-	-	27	-	27	27
Goodwill - Elejor (a)	-	-	-	21,306	21,306	22,060
Goodwill - COPEL Enterprises (b)	-	-	-	51,609	51,609	53,955
	1,130	-	2,473	72,915	76,518	84,784

					112,585	116,798

   (1) Annual amortization rate: 20%

The fully depreciated amount of intangible assets in service was R$ 23,674 as of December 31, 2007, and R$ 22,519 as of December 31, 2006.

a) Goodwill - ELEJOR

The acquisition of the shares held by Triunfo Participações S.A., in December 2003, resulted in total goodwill of R$ 22,626, which corresponded to a balance of R$ 21,306 as of December 31, 2007. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statement of income for 2007 was R$ 754 (R$ 566 in 2006).

b) Goodwill - COPEL Enterprises

The acquisition on May 31, 2006 of COPEL Enterprises, which was previously known as El Paso Empreendimentos e Participações Ltda. and which held a 60% interest in UEG Araucária Ltda., resulted in net final goodwill of R$ 53,954, with a balance as of December 31, 2007 of R$ 51,609. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in December 2029, and its effect on the statement of income for 2007 was R$ 2.346.

c) Changes in intangible assets

Balances	In service	In progress	Consolidated

As of December 31, 2005	32,299	33,703	66,002
Consolidation of UEG Araucária's intangible assets	16	-	16
Expenditure program	-	59,513	59,513
Capitalizations	3,040	(3,040)	-
Amortization quotas	(3,068)	(566)	(3,634)
Write-offs	(126)	-	(126)
Transfers to p.,p.,& e.	(147)	(4,826)	(4,973)
As of December 31, 2006	32,014	84,784	116,798
Expenditure program	-	4,406	4,406
Capitalizations	7,966	(7,966)	-
Amortization quotas	(3,664)	(3,100)	(6,764)
Write-offs	(447)	-	(447)
Transfers to p.,p.,& e.	198	(1,606)	(1,408)
As of December 31, 2007	36,067	76,518	112,585

20 Loans and Financing

The breakdown of the consolidated and of the Company’s loans and financing balances is featured below:

Consolidated			Current		Noncurrent
			liabilities		liabilities

			2007	2006	2007	2006
	Principal amount	Charges	Total	Total
Foreign currency
IDB (a)	17,623	1,185	18,808	22,084	43,898	71,380
National Treasury (b)	6,441	1,161	7,602	9,243	70,432	92,787
Banco do Brasil S.A. (c)	3,918	165	4,083	4,723	3,919	8,884
Eletrobrás (d)	5	-	5	6	33	46
	27,987	2,511	30,498	36,056	118,282	173,097
National currency (reais )
Eletrobrás (d)	41,405	1,691	43,096	47,552	272,798	290,095
Eletrobrás - Elejor (e)	-	-	-	-	94,709	114,469
BNDES - Compagas (f)	6,328	-	6,328	6,418	19,029	25,725
Banco do Brasil S.A. (c)	137	12,625	12,762	126	330,450	920
	47,870	14,316	62,186	54,096	716,986	431,209

	75,857	16,827	92,684	90,152	835,268	604,306

Parent Company			Current		Noncurrent
			liabilities		liabilities

			2007	2006	2007	2006
	Principal amount	Charges	Total	Total
Foreign currency
National Treasury (b)	6,441	1,161	7,602	9,243	70,432	92,787
	.
National currency (reais )
Banco do Brasil S.A. (c)	-	12,621	12,621	-	329,600	-

	6,441	13,782	20,223	9,243	400,032	92,787

Breakdown of loans and financing by currency and index:

Currency (equivalent in reais ) / Index			Consolidated

	2007	%	2006	%
Foreign currency
U.S. dollar	78,072	8.41	102,082	14.70
Yen	8,002	0.86	13,607	1.96
IDB currency basket	62,706	6.76	93,464	13.46
	148,780	16.03	209,153	30.12
National currency (reais )
Long-term Interest Rate's Reference Unit (URTJLP)	23,242	2.50	28,951	4.17
General Price Index - Market (IGP-M)	95,639	10.31	115,450	16.62
Fiscal Reference Unit (UFIR)	41,531	4.48	31,675	4.56
Eletrobrás Financing Rate (FINEL)	274,363	29.57	305,972	44.06
BNDES Monetary Unit (UMBND)	2,176	0.23	3,257	0.47
Interbank Deposit Certificate (CDI)	342,221	36.88	-	-
	779,172	83.97	485,305	69.88

	927,952	100.00	694,458	100.00

Variations in the main foreign currencies and rates applied to the Company’s loans and financing:

Currency/index		Variation (%)

	2007	2006
U.S. dollar	(17.15)	(8.66)
Yen	(11.78)	(9.47)
IDB currency basket	3.94	2.09
URTJLP	0.36	1.79
TJLP	6.47	7.96
IGP-M	7.75	3.83
FINEL	1.51	0.76
UMBND	(17.02)	(8.50)
CDI	(15.05)	(26.87)

Maturity of long-term installments:

	Foreign	National
	currency	currency	Consolidated

			2007	2006
2008	-	-	-	76,387
2009	25,817	43,013	68,830	79,827
2010	22,498	41,758	64,256	80,461
2011	13,721	58,229	71,950	70,257
2012	4,940	51,946	56,886	52,090
2013	2,615	51,901	54,516	50,435
2014	1,310	381,379	382,689	48,893
2015	-	51,739	51,739	47,417
2016	-	31,637	31,637	31,657
2017	-	3,106	3,106	8,561
2018	-	2,115	2,115	941
2019	-	114	114	115
2020	-	49	49	66
After 2020	47,381	-	47,381	57,199

	118,282	716,986	835,268	604,306

Changes in loans and financing:

	Foreign currency		National currency		Consolidated
Balances	Current	Long-term	Current	Long-term	Total

As of December 31, 2005	40,470	223,338	58,783	444,402	766,993
Funds raised	-	-	-	16,937	16,937
Charges	12,263	-	28,739	-	41,002
Monetary and exchange variation	(2,369)	(17,144)	162	21,773	2,422
Transfers	33,097	(33,097)	51,903	(51,903)	-
Amortizations	(47,405)	-	(85,491)	-	(132,896)
As of December 31, 2006	36,056	173,097	54,096	431,209	694,458
Funds raised	-	-	-	346,592	346,592
Capitalized charges	-	-	-	12,129	12,129
Charges	9,613	-	55,907	2,398	67,918
Monetary and exchange variation	(4,591)	(24,756)	353	10,962	(18,032)
Transfers	30,059	(30,059)	86,304	(86,304)	-
Amortizations	(40,639)	-	(134,474)	-	(175,113)
As of December 31, 2007	30,498	118,282	62,186	716,986	927,952

a) Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. This debt is amortized semi-annually, with final maturity in January 2011. Interest is calculated according to the IDB funding rate, which in the second half of 2007 was 4.16% p.a. The agreement features provisions providing for termination in the following cases:

1) Default by the debtor on any other obligation set forth in the agreement or agreements signed with the Bank for financing of the project;

2) Withdrawal or suspension of the Federal Republic of Brazil as a member of the IDB;

3) Default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

4) Ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, lower than 1.2; and

5) Ratio between long-term indebtedness and shareholders’ equity exceeding 0.9.

This agreement is guaranteed by the Federal Government and by mortgage and fiduciary guarantees.

b) Department of the National Treasury - STN

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)		Consolidated

				2007	2006
Par Bond	30	15.04.2024	30	28,294	34,137
Capitalization Bond	20	15.04.2014	10	15,703	21,858
Debt Conversion Bond	18	15.04.2012	10	12,133	17,886
Discount Bond	30	15.04.2024	30	19,755	23,829
New Money Bonds	15	15.04.2009	7	1,067	2,144
FLIRB	15	15.04.2009	9	1,082	2,176

				78,034	102,030

The annual interest rates and repayments are as follows:

Bond type	Annual interest rates (%)	Payments

Par Bond	6.0	single
Capitalization Bond	8.0	semi-annual
Debt Conversion Bond	Six-month LIBOR + 0.8750	semi-annual
Discount Bond	Six-month LIBOR + 0.8125	single
New Money Bonds	Six-month LIBOR + 0.8750	semi-annual
FLIRB	Six-month LIBOR + 0.8125	semi-annual

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 9,246 and R$ 13,177 (R$ 10,159 and R$ 14,471 as of December 31, 2006), respectively, recorded under guarantees and escrow deposits, in long-term receivables (Note 13).

c) Banco do Brasil S.A.

The Company has the following contracts with Banco do Brasil:

1) Agreements denominated in Japanese yen for the gas-insulated substation at Salto Caxias, repayable in 20 semi-annual installments, starting on March 7, 2000, bearing interest of 2.8% p.a. and a 3.8% p.a. brokerage commission. This debt is secured by COPEL’s revenues;

2) Private credit assignment agreement with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a. This debt is secured by COPEL’s revenues; and

3) The Parent Company has the following credit notes:

	Issue	Principal	Financial charges
Credit notes	date	maturity	due semi-annually	R$

Commercial n° 330.600.129	31.01.2007	31.01.2014	106.5% of the average CDI rate	29,000
Industrial n° 330.600.132	28.02.2007	28.02.2014	106.2% of the average CDI rate	231,000
Industrial n° 330.600.151	31.07.2007	31.07.2014	106.5% of the average CDI rate	18,000
Industrial n° 330.600.156	28.08.2007	28.08.2014	106.5% of the average CDI rate	14,348
Industrial n° 330.600.157	31.08.2007	31.08.2014	106.5% of the average CDI rate	37,252

				329,600

As a guarantee, Banco do Brasil was authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It was also irrevocably authorized, regardless of prior notice, to offset the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil.

d) Eletrobrás

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.5% to 6.5% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates. COPEL received, for application in the “Luz para Todos” Program, the amount of R$ 29,736, of which R$ 16,992 were received in 2007, in RGR funds in connection with contract ECFS-142/2006, signed on May 11, 2006, which has a grace period of 24 months and is repayable in 120 monthly installments, with final maturity on September 30, 2020.

This debt is secured by COPEL’s and COPEL Distribution’s revenues.

e) Eletrobrás - ELEJOR

For purposes of presentation of the consolidated financial statements, the value of the shares to be redeemed by ELEJOR, including financial charges, has been reclassified from minority interest to loans and financing, under long-term liabilities.

This balance refers to 59,900 paid in redeemable preferred shares in ELEJOR held by Eletrobrás, in the amount of R$ 59,900, which shall be reacquired by the issuer (ELEJOR) in 32 consecutive quarterly installments of 1,871,875 shares, starting in the 24th month from the beginning of commercial operation of the project, which took place on August 31, 2006 as the final generating unit went online. Thus, the first payment will be made in September 2008, restated according to the IGP-M/FGV index, “pro rata tempore”, between the date the shares were paid in and the actual payment date, plus prorated interest of 12% p.a..

In August 2007, nine installments of 1,871,875 shares were bought back in advance by ELEJOR, for R$ 20,385, and financial charges of R$ 18,725 were paid, for a total of R$ 39,110.

f) BNDES - Compagas

The BNDES balance includes four agreements signed by Compagas on December 14, 2001, repayable in 99 monthly installments, with interest of 4% p.a.. Two of these agreements were signed for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6% p.a.), and two were signed for construction, facilities, and services, subject to the BNDES monetary unit (UMBND) rate.

This financing is secured by Compagas’ gas supply receivables, which shall be deposited exclusively in a checking account at Banco Itaú S/A.

21 Debentures

The balance of debentures is broken down below:

	Current				Long-term
	liabilities				liabilities

			2007	2006	2007	2006
	Principal amount	Charges	Total	Total
Parent Company (a)	133,320	35,279	168,599	185,075	733,360	866,680
COPEL Distribution (b)	-	-	-	637,329	-	-
Elejor (c)	-	3,228	3,228	15,951	269,314	262,550

	133,320	38,507	171,827	838,355	1,002,674	1,129,230

Maturity of long-term installments:

	Consolidated

	2007	2006
2008	-	133,340
2009	156,148	155,667
2010	42,123	41,103
2011	646,037	644,880
2012	46,037	44,880
2013	46,037	44,880
2014	42,998	41,903
2015	20,164	19,554
2016	3,130	3,023

	1,002,674	1,129,230

Changes in debentures are shown below:

	Current	Long-term	Consolidated
Balances	liabilities	liabilities	Total

As of December 31, 2005	115,703	1,226,525	1,342,228
Funds raised	-	600,000	600,000
Charges	190,374	-	190,374
Monetary variation	13,436	22,792	36,228
Transfers	720,087	(720,087)	-
Amortizations	(201,245)	-	(201,245)
As of December 31, 2006	838,355	1,129,230	1,967,585
Charges	138,112	-	138,112
Monetary variation	3,784	12,302	16,086
Transfers	138,858	(138,858)	-
Amortizations	(947,282)	-	(947,282)
As of December 31, 2007	171,827	1,002,674	1,174,501

a) Parent Company Debentures

1) 4th Issue of Debentures

A single series of 60,000 debentures makes up the fourth issue of simple debentures conducted by the Company on September 1, 2006, in the amount of R$ 600,000, and concluded on October 6, 2006, with full subscription in the total amount of R$ 607,899, with a five-year term from issue date and final maturity on September 1, 2011. These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and unsecured.

These securities will yield interest on their face value of 104% of the average one-day Interfinance Deposit (DI - over) rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization period will be due and paid semi-annually, with the first due date on March 1, 2007 and the last on September 1, 2011. There will be no renegotiation of these debentures.

The resources obtained with the issue of these debentures were used to optimize the Company’s debt profile, by means of payment of its financial obligations, and to reinforce its cash flow. The resources from this issue were used to settle 1/3 of the principal amount of the Company's 3rd issue of debentures, due on February 1, 2007, and the principal amount of the Company’s 2nd issue of debentures, due on March 1, 2007.

2) 3rd Issue of Debentures

A single series of 40,000 debentures makes up the third issue of simple debentures, concluded on May 9, 2005, fully subscribed for R$ 400,000, with a four-year term. Final maturity is scheduled for 2009, with the first repayment (1/3) being scheduled for February 1, 2007, the second repayment (1/3) for February 1, 2008, and the third one (1/3) for February 1, 2009.

These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and secured by real estate. The funds were used to pay off securities issued on the international market (Euronotes) by the Company on May 2, 1997 and due on May 2, 2005, in the amount of US$ 150,000.

The pledged security is COPEL Generation and Transmission’s bank account in Banco do Brasil S.A., in which all resources earned by it in connection with power sales agreements, both current and future, will be deposited.

These securities will yield interest on their face value (minus previously amortized amounts) of 115% of the average one-day Interfinance Deposit rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization periods will be due and paid semi-annually, with the first due date on August 1, 2005 and the last on February 1, 2009. There will be no renegotiation of these debentures.

The debentures feature provisions setting forth accelerated maturity in certain conditions.

b) Debentures – COPEL Distribution

This issue of simple debentures was completed on May 9, 2002 with full subscription of the total amount of R$ 500,000, split into three series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), with a five-year term, due and settled on March 1, 2007.

c) Debentures - ELEJOR

The contract for ELEJOR’s first issue of debentures was signed with BNDES Participações S.A. – BNDESPAR, with COPEL Corporate Partnerships intervening as “Guarantor Shareholder” together with COPEL.

These funds were raised to be employed in the following:

1) Investments in the Fundão-Santa Clara Power Complex, on the Jordão River, in the State of Paraná;

2) Investments in two small hydropower plants, the Santa Clara I SHP and the Fundão SHP;

3) Payment of 50% of the amounts borrowed between July 1, 2004 and September 30, 2004 under the loan agreement signed on April 7, 2004 with the Guarantor Shareholder;

4) Full payment of the funds loaned by the Guarantor Shareholder from October 1, 2004 until the date the first debentures were paid in;

5) Payment of operating expenses inherent to the issuer's business, including the purchase of power to meet supply obligations; and

6) Financing of the social and environmental programs in connection with the investments in the Fundão-Santa Clara Power Complex.

One thousand debentures were issued in book-entry form, without the issue of guarantees or certificates. They were issued in two series, the first one comprising 660 debentures, and the second one, 340. Both of them are nominative, convertible into common shares and into class C preferred shares, at the discretion of the debenture holders.

The total amount of this issue was R$ 255,626. The debentures had a face value of R$ 256 on the issue date, February 15, 2005, and this value will be restated according to the variation of the long term interest rate (TJLP).

The final maturity of the first series is scheduled for February 15, 2015. After the grace period for the principal amount of 48 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2009.

The final maturity of the second series is scheduled for February 15, 2016. After the grace period for the principal amount of 60 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2010.

The first and second series yield interest based on the variation of TJLP, plus a 4% p.a. spread on the outstanding balance of each series. Interest on the first series is due annually, in the first twelve months from the issue date, and quarterly thereafter. The first payment was due on February 15, 2006, and the last one, on February 15, 2015. Interest on the second series is due annually, in the first 24 months from the issue date, and quarterly thereafter. The first payment was due on May 15, 2007, and the last one, on February 15, 2016.

The agreement contains the following guarantees:

1) Letter of guarantee signed by COPEL Corporate Partnerships pledging an unsecured guarantee and taking main responsibility for payment to debenture holders;

2) Lien on rights resulting from the concession agreement: pursuant to the terms and provisions of the private agreements for lien on revenues and other covenants between the issuer, the fiduciary agent, and the depositary bank, an irrevocable lien was constituted, with due authorization by ANEEL; and

3) Lien on revenues and reserve of funds for payment: pursuant to the agreement between the issuer, the fiduciary agent, and the depositary bank, a centralizing account and a reserve account were constituted and shall be in effect until final settlement of all obligations under this agreement.

The debentures feature provisions setting forth accelerated maturity in certain conditions.

22 Suppliers

		Consolidated

		2007	2006
Charges for the use of the power grid
Use of the Basic Network		50,291	45,383
Transport of power		3,028	2,728
Use of connections		237	213
		53,556	48,324
Power suppliers
Eletrobrás (Itaipu)		74,090	71,874
Furnas Centrais Elétricas S.A.		30,849	28,730
Controladora Hidro Elétrica do São Francisco - Chesf		28,430	16,721
Controladora Energética de São Paulo - Cesp		9,763	9,588
Centrais Elétricas do Norte do Brasil S.A. - Eletronorte		8,834	4,933
Itiquira Energética S.A.		8,468	7,386
Rio Pedrinho Energética S.A. e Consórcio Salto Natal Energética S.A.		8,293	6,855
Dona Francisca Energética S.A.		4,567	4,413
Companhia Energética de Minas Gerais - Cemig		4,052	3,774
Utilities - CCEE (Note 35)		1,229	1,248
Cia. de Interconexão Energética - Cien		-	63,000
Cia. de Interconexão Energética - Cien - long-term		-	62,862
Other suppliers		14,523	12,781
		193,098	294,165
Materials and services
Petróleo Brasileiro S.A. - Petrobras - gas acquired by Compagas		21,031	37,871
Petróleo Brasileiro S.A. - Petrobras - renegotiation - long-term (a)		190,394	170,183
Other suppliers		98,825	74,721
Other suppliers - long-term		-	1,167
		310,250	283,942

		556,904	626,431

	Current	366,510	392,219
	Long-term	190,394	234,212

a) Petróleo Brasileiro S.A. - Petrobras

On March 6, 2006, COPEL signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermal Power Plant. This settlement comprised the signature of an Out-of-Court Agreement, under which COPEL Generation and Transmission, with COPEL as guarantor, acknowledged a R$ 150,000 debt to Petrobras, as grantor of Compagas’ credits to COPEL Generation, which shall be paid in 60 monthly installments restated by the Selic rate, starting in January 2010.

On May 30, 2006, COPEL Generation signed a Mutual Release Agreement with Compagas under which both companies fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Settlement and Confession of Indebtedness signed by them and by Petrobras, with the participation of COPEL. The debt acknowledged by COPEL Generation remains.

The accounting impacts to income as of December 31, 2006 resulting from this negotiation were the following:

2006

Cost - raw materials and supplies for power generation (refund)	298,115
Financial revenues - discounts	283,198
Financial expenses - contractual penalties (refund)	72,731
Tax effect	(232,706)

Net effect on income	421,338

23 Accrued Payroll Costs

	Consolidated

	2007	2006
Payroll
Profit sharing (Note 31.c)	54,254	52,028
Taxes and social contribution	22,177	16,408
Payroll, net	132	426
Assignments to third-parties	3	2
	76,566	68,864
Labor provisions
Paid vacation	49,390	49,394
Social charges on paid vacation and annual bonus	15,533	15,960
Provisions for voluntary quits	4,630	-
	69,553	65,354

	146,119	134,218

24 Customer Charges Due

	Consolidated

	2007	2006
Fuel Consumption Account - CCC	12,642	33,141
Energy Development Account - CDE	14,677	13,258
Global Reversal Reserve - RGR	5,403	5,306

	32,722	51,705

25 Research and Development and Energy Efficiency

ANEEL set forth criteria for the application of funds in Energy Efficiency Programs (EEPs) by power distribution concession and permission holders, pursuant to the regulations issued by the regulatory agency. Under the same resolution, the Manual for the Energy Efficiency Program was approved.

ANEEL also approved the Manual for Technological Research and Development Programs in the Power Sector. In October 2006, ANEEL established the criteria and procedures for the calculation, application, and collection by concession, permission, and authorization holders of the funds to be assigned to Energy Efficiency and Research and Development projects, to the National Fund for Scientific and Technological Development (FNDCT), and to the Ministry of Mines and Energy (MME), pursuant to Law no. 9,991/00.

COPEL’s balances allocated to Research and Development and Energy Efficiency are broken down below:

	Balance in	Applied and	Balance to	Balance to
	2007-	unfinished	collect	apply to projects

Research and Development - R&D
FNDCT	20,157	-	20,157	-
MME	10,287	-	10,287	-
R&D - projects	75,893	15,062	-	60,831
	106,337	15,062	30,444	60,831
Energy Efficiency Program - EEP	78,943	22,728	-	56,215

	185,280	37,790	30,444	117,046

The changes in these balances are shown below:

	Consolidated	Additions	SELIC rate	Write-offs	Consolidated

	2006				2007
Research and Development - R&D
FNDCT	22,058	15,994	-	(17,895)	20,157
MME	29,581	7,998	-	(27,292)	10,287
R&D - projects	59,881	15,994	6,126	(6,108)	75,893
	111,520	39,986	6,126	(51,295)	106,337
Energy Efficiency Program - EEP	62,796	16,361	5,139	(5,353)	78,943

	174,316	56,347	11,265	(56,648)	185,280

26 Other Accounts Payable

	Consolidated

	2007	2006
Current liabilities
Concession charge - ANEEL grant	27,084	29,489
Collected public lighting charge	16,320	16,796
Financial compensation for use of water resources	13,155	7,073
Reimbursements - Customer contributions - (ERD)	12,284	-
Meal tickets	3,703	-
Reparations to the Apucaraninha indian community	2,240	2,240
Customers and suppliers	1,633	5,024
ANEEL inspection fee	1,380	1,324
Other liabilities	7,666	5,820
	85,465	67,766
Long-term liabilities
Reparations to the Apucaraninha indian community	6,720	8,960
Other liabilities	-	1
	6,720	8,961

27 Provisions for Contingencies

The Company is a party to several labor, tax, and civil claims filed before different courts. COPEL’s senior management, based on the opinion of its legal counsel, has kept a provision for contingencies in connection with lawsuits which are likely to result in losses.

The balances of the Company’s provisions for contingencies, net of escrow deposits, are shown below:

Consolidated		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			2007	2006
Labor (a)	102,474	(22,382)	80,092	77,321
Regulatory (b)	2,169	-	2,169	2,083
Civil:
Suppliers (c)	49,954	-	49,954	49,074
Civil and administrative claims (d)	15,975	(1,263)	14,712	12,346
Easements (e)	16,070	-	16,070	15,011
Condemnations and real estate (e)	107,083	-	107,083	9,119
Customers (f)	6,523	(96)	6,427	11,033
Environmental claims (g)	163	-	163	156
	195,768	(1,359)	194,409	96,739
Tax:
Tax claims (h)	92,488	(26,719)	65,769	46,112
PIS/PASEP (i)	14,776	(14,558)	218	218
COFINS (j)	171,613	-	171,613	-
	278,877	(41,277)	237,600	46,330

	579,288	(65,018)	514,270	222,473

Parent Company		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			2007	2006
Civil claims (d)	16	-	16	15
Tax:
Tax claims (h)	61,290	(26,720)	34,570	24,049
PIS/PASEP (i)	14,776	(14,558)	218	218
COFINS (j)	171,613	-	171,613	-
	247,679	(41,278)	206,401	24,267

	247,695	(41,278)	206,417	24,282

Changes in these provisions are shown below:

Consolidated	Balance of				Balance of
	Provision	Additions	Reversals	Payments	Provision

	2006				2007
Labor	88,027	57,281	(11,772)	(31,062)	102,474
Regulatory	2,083	86	-	-	2,169
Civil:
Suppliers	49,074	983	(103)	-	49,954
Easements	15,011	13,334	(12,266)	(9)	16,070
Civil and administrative claims	12,731	6,106	(1,127)	(1,735)	15,975
Customers	11,065	772	(4,919)	(395)	6,523
Condemnations and real estate	9,119	99,596	(1,632)	-	107,083
Environmental claims	156	7	-	-	163
	97,156	120,798	(20,047)	(2,139)	195,768
Tax:
Tax claims	55,879	40,149	(3,540)	-	92,488
PIS/PASEP	14,562	214	-	-	14,776
COFINS	-	171,613	-	-	171,613
	70,441	211,976	(3,540)	-	278,877

	257,707	390,141	(35,359)	(33,201)	579,288

Parent Company	Balance of			Balance of
	provision	Additions	Reversals	provision

	2006			2007
Civil claims	15	1	-	16
Tax:
Tax claims	33,816	31,002	(3,528)	61,290
PIS/PASEP	14,562	214	-	14,776
COFINS	-	171,613	-	171,613
	48,378	202,829	(3,528)	247,679

	48,393	202,830	(3,528)	247,695

The amount tied to cases classified as possible losses, estimated by the Company as of December 31, 2007, reached R$ 1,631,096, of which R$ 40,774 correspond to labor claims; R$ 861,575 to regulatory claims; R$ 325,138 to civil claims; and R$ 403,609 to tax claims. It is important to point out that COPEL has a good chance of success in the lawsuit it filed to dispute the effects of ANEEL Ruling no. 288/2002, based on the opinion of its legal counsel, as discussed in Note 35 herein, “Electric Energy Trading Chamber (CCEE)”.

a) Labor claims

Labor claims comprise claims filed by former employees of COPEL in connection with overtime, hazardous working conditions, transfer bonuses, wage equality/reclassification, and other matters, and also claims by former employees of contractors (joint liability) and third-parties (secondary liability) involving reparations and other matters. They also include labor claims by retired COPEL employees against the COPEL Foundation, which will reflect on the Company.

b) Regulatory claims

COPEL is disputing on the administrative and on the judicial level notices issued by the regulatory agency in connection with supposed regulatory violations. The main claim under litigation, in the amount of R$ 2,077, refers to a fine imposed by ANEEL for a delay in the construction of a transmission facility, which is deemed as a likely loss.

c) Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

COPEL Distribution is disputing in court the validity of the terms and conditions of the power purchase and sale agreements signed with Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A., based on the argument that they grant benefits to the selling companies that hurt the public interest. At the same time, both companies, after having rescinded the agreements, filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas, which sentenced COPEL to the payment of contractual penalties for having caused the rescission of the agreement. COPEL has filed for a court order making the arbitration ruling void.

Management, based on the opinion of its legal counsel that it is likely to lose this case, on the available information, and on the current stage of the lawsuits, decided to set aside a provision for contingencies in the original amount of the debt, restated according to the original contractual terms, which amounted to R$ 49,954 as of December 31, 2007.

d) Civil and administrative claims

These claims usually involve reparations for accidents involving power grids and vehicle accidents.

e) Easements, condemnation, and real estate

COPEL’s real estate claims comprise mostly cases of condemnation, in which compensation is always mandatory pursuant to the Federal Constitution, which requires that the Federal Government pay just compensation, in cash, prior to condemnation of private property.

Ivaí Engenharia de Obras S.A.

In a lawsuit filed by Ivaí Engenharia de Obras S.A., COPEL was sentenced to the payment of R$ 180,917 as compensation for a supposed economic-financial imbalance under Contract D-01, concerning construction work for the Jordão River diversion project. COPEL appealed this decision and was partially successful, avoiding the application of the SELIC interest rate on top of the penalty interest. COPEL will continue to dispute this claim in court, through all means legally available.

The Company, in light of the evaluation conducted by its Chief Legal Office, set aside a provision of R$ 101,904 for probable losses, under Provisions for Real Estate Contingencies.

f) Customer claims

These claims usually involve reparations for damage to electric appliances, moral damages on account of service-related issues (such as suspension of supply), and lawsuits filed by industrial customers disputing the legality of a rate increase during the Cruzado Plan period and pleading refunds. COPEL set up a provision based on the supposed discrepancy in the rates charged to industrial customers from March through November 1986, plus financial charges, in an amount believed to be sufficient.

g) Environmental claims

Environmental claims involving COPEL and its subsidiaries usually comprise class actions whose goal is to stop the environmental licensing process for new projects or the recovery of permanent protection areas around power plant reservoirs which have been illegally used by individuals. COPEL estimates that unfavorable outcomes would result only in the cost of new environmental studies and of the recovery of Company-owned land.

h) Tax claims

1) Service Tax (ISS)

These claims involve tax penalties imposed on COPEL for not having withheld service tax on the services rendered to the Company by third-parties.

2) State Value-Added Tax (ICMS)

Most of these claims comprise lawsuits filed by Class A customers disputing the inclusion of their contractual power demand in the basis for calculation of ICMS.

In almost all of these lawsuits, courts have excluded COPEL as one of the defendants, leaving the State of Paraná as the single defendant, who is liable for a potential refund of ICMS charged illegally on customers’ contractual power demand.

3) Urban Real Estate Tax (IPTU)

COPEL is disputing both administratively and judicially the levy of IPTU charges on its concession-related properties, on grounds that these are tax exempt. In fact, the Company has been successful in some cases of tax executions filed by State municipalities against it.

4) Social Security Contributions

COPEL is party to a wide range of administrative and judicial proceedings involving social security contributions.

Most claims, however, involve COPEL’s joint liability for the collection of social security contributions levied on services rendered by third-parties.

5) Rural Real Estate Tax (ITR)

These claims usually involve disputes over ITR levied on areas flooded on account of the construction of power plants and on areas currently in possession of individuals who have been resettled, also on account of the construction of power plants.

6) Contribution for Intervention in the Economic Domain (CIDE/FUST)

The Company has filed administrative claims disputing 5 Assessment Notices issued by the National Telecommunications Agency (ANATEL) on account of supposed balances owed from January to June 2006 to the Telecommunications Universalization Fund (FUST).

The Company, more specifically COPEL Telecommunications, argues that the basis for calculation of FUST charges is correct, pursuant to the applicable legislation, so that no outstanding balances exist.

i) PIS/PASEP taxes

PIS/PASEP tax charges are being disputed on the administrative level and are secured by judicial deposits.

j) COFINS tax

COPEL did not collect COFINS tax on revenues from power sales based on a ruling by the 4th District Federal Court, dated August 18, 1998, which granted the Company immunity pursuant to the Federal Constitution. A special lawsuit requesting annulment of this ruling, filed in August 2000, was rejected on grounds that the right of the Federal Government to take legal action had lapsed. The Federal Government’s special appeal was rejected by the Superior Court of Justice. Thus, COPEL reversed the provision it had set aside, based on the opinion by its counsel that the possibility that the Company might be required to disburse any amounts in connection with the COFINS tax was remote. At the end of last year, however, the Superior Court of Justice, against all forecasts, ruled in favor of an appeal for clarification by the Federal Government, judging that the Government's right to take legal action had not lapsed, and sent the lawsuit back to the 4th District Federal Court for trial. Even though this ruling is not final yet, since COPEL has appealed it, the Company’s counsel believes the risk of loss is no longer remote, but rather probable. Thus, COPEL set aside a provision corresponding to the restated principal amount plus charges, which totals R$ 171,613, already having excluded tax credits which have already lapsed.

28 Shareholders’Equity

a) Share capital

As of December 31, 2007, COPEL’s paid in share capital, represented by shares with no par value, was R$ 4,460,000. The different classes of shares and main shareholders are detailed below:

In shares

Shareholders	Common		Class A Preferred		Class B Preferred		Total

		%		%		%		%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.97
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:
Bovespa (1)	15,301,660	10.55	125,588	31.53	69,066,153	53.86	84,493,401	30.87
NYSE (2)	4,311,133	2.97	-		31,657,854	24.69	35,968,987	13.14
Latibex (3)	-	-	-	-	87,738	0.07	87,738	0.03
Municipalities	184,292	0.13	14,711	3.69	-	-	199,003	0.08
Other shareholders	375,848	0.25	258,043	64.78	118,563	0.09	752,454	0.27

	145,031,080	100.00	398,342	100.00	128,225,953	100.00	273,655,375	100.00

(1)	São Paulo Stock Exchange
(2)	New York Stock Exchange
(3)	Latin American Securities Market in Euros, linked to the Madrid Stock Exchange

On August 6, 2007, COPEL completed a reverse stock split, in the ratio of 1,000 to 1, with shares being traded in a standard lot of 100 and prices being quoted per share.

Each share entitles its holder to one vote in the general shareholders’ meetings.

Class “A” preferred shares do not carry any voting rights, but they do enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares do not carry any voting rights, but they do enjoy priority in the distribution of minimum dividends, calculated as 25% of net income, adjusted in compliance with corporate legislation and with the Company’s by-laws. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income, after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Law 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

b) Capital reserves

	Parent Company

	2007	2006
Donations and subsidies for investments	702	702
Recoverable Rate Deficit Account (CRC)	790,555	790,555
Tax breaks - FINAM	47,083	26,036

	838,340	817,293

c) Income reserves

	Parent Company

	2007	2006
Legal reserve	323,653	268,323
Investment reserve	1,614,184	1,415,654

	1,937,837	1,683,977

The legal reserve is made of 5% of the net income for the fiscal year, before any distributions, limited to 20% of share capital.

The investment reserve is designed to cover the Company’s program of expenditures in property, plant, and equipment, pursuant to article no. 196 of the Brazilian Corporate Law. It is funded by retaining any remaining net income for the fiscal year, after the legal reserve and interest on capital are assigned.

The proposed distribution of dividends is shown below:

	Parent Company

	2007	2006
Net income for the fiscal year	1,106,610	1,242,680
Adjustments from previous years	-	(72,642)
Tax effects on COPEL for distributing interest on capital	(68,000)	(41,820)
Net income for the year net of the tax effects of interest on capital	1,038,610	1,128,218
Theoretical legal reserve out of the above income	(51,931)	(56,411)
Basis for calculation of minimum dividends	986,679	1,071,807
Mandatory minimum dividends (25%)	246,670	267,952
Income tax withheld (IRRF) on interest on capital	21,080	12,999
Adjusted minimum dividend, including income tax withheld (IRRF)	267,750	280,951
Amount in excess of the mandatory minimum dividend	-	-
Suitable return on capital	200,000	123,000
Distribution of dividends	67,750	157,951
Distributed dividends allocated to:
Common shares	135,397	142,132
Class A preferred shares	649	566
Class B preferred shares	131,704	138,253

Interest on capital is recorded in financial expenses and, for the purposes of the financial statements, is shown as an allocation of the net income for the fiscal year. In the statement of income, its reversal was made under a specific item in financial expenses, as required by CVM.

29 Operating Revenues

	Consolidated

	2007	2006
Power sales to final customers
Residential	876,287	847,444
Industrial	985,685	874,809
Commercial, services, and other activities	570,418	524,875
Rural	113,720	109,057
Public agencies	82,165	79,042
Public lighting	63,518	63,594
Public services	61,992	59,660
Network charge adjustment share	(6,105)	-
	2,747,680	2,558,481
Power sales to distributors
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	721,899	634,884
Bilateral contracts	515,656	457,843
Electric Energy Trading Chamber - CCEE	69,239	158,015
Contracts with small utilities	60,801	40,234
	1,367,595	1,290,976
Availability of the power grid
Power grid - rate for the use of the distribution system (TUSD)	3,193,202	3,076,662
Basic Network - rate for the use of the transmission system (TUST) (a)	141,663	148,570
Connection grid	764	182
Network charge adjustment share	(18,666)	-
	3,316,963	3,225,414
.
Revenues from telecommunications	63,893	58,054
.
Distribution of piped gas	244,080	227,081
Other operating revenues
Leases and rents	125,768	40,865
Revenues from services	44,900	11,783
Charged service	8,393	7,639
Other revenues	822	1,033
	179,883	61,320

	7,920,094	7,421,326

a) Basic Network – rate for the use of the transmission system (TUST)

Transmission companies are entitled to Annual Allowed Revenues (RAP), whose initial amounts and adjustment criteria are set forth in the companies' concession agreements. COPEL Generation and Transmission holds two concession agreements, with different revenue structures.

Concession Agreement no. 060/2001 covers the concession for the public service of power transmission comprising the facilities which are collectively named Existing Basic Network (RBSE), new facilities and network upgrades authorized in later resolutions by ANEEL which are collectively named RBNI, and connection facilities and other transmission facilities collectively named RPC. This concession has a 20-year term from the date of publication of Law no. 9,074/1995 and expires on July 7, 2015. The current agreement features a rate review clause, but RBSE and RPC revenues are isolated, i.e., they will not be increased until the expiration of the concession.

Concession Agreement no. 075/2001 covers the concession for the public service of power transmission granted to the Company by decree on August 7, 2001, comprising the implementation of the 230-kV transmission line between the Bateias substation, in Campo Largo, and the Jaguariaíva substation, the respective line inputs, and other facilities required for the operation of the line. This concession has a 30-year term from the date of signature of the agreement, i.e., it expires on August 17, 2031, but may be extended for another 30 years. This agreement does not include a rate review clause.

Since investments in transmission assets require high capital expenditures, concessions are usually awarded for around 30 years, and financing is usually paid off in the first 15 years. When calculating annual allowed revenues for any given project, ANEEL usually employs a stepped approach, so that revenues from the 16th year until expiration of the concession are exactly half of the revenues of the 15th year. These revenues are restated annually in the month of June according to IGP-M inflation index, published by Fundação Getúlio Vargas.

According to COPEL Generation and Transmission’s concession agreements discussed above, the revenue structure throughout the term of the concessions and their reduction criteria are summarized below:

Contract	Type	Revenues in 2007			Reduction criteria
		COPEL Transmission	COPEL Gen. & Trans.	Total
060/01	RBSE	52,059	5,292	57,351	Isolated revenue. Cannot be reduced until concession expires, on 07.07.2015.
	RBNI	91,523	10,908	102,431	Revenue adjusted during rate review. 50% reduction of RAP after 15th year from beginning of operation of each asset.
	RPC	234,963	1,052	236,015	This contract item was extinguished with the split of COPEL Transmission. In its place, a new connection contract was signed for the annual sum of R$ 12.430, pending ANEEL approval.
075/01	RAP	9,208	870	10,078	Not included in rate review, but reduced by 50% starting on 17.08.2016. End of concession on 17.08.2031.
Other revenues		3,238	-	3,238	No reduction criteria.
Total		390,991	18,122	409,113	(1)

(1) Note 41: TRA operating revenues and GET availability of power grid, in 2007.

30 Deductions from Operating Revenues

	Consolidated

	2007	2006
Taxes and social contributions on revenues
VAT (ICMS)	1,507,882	1,428,729
COFINS	415,162	448,539
PIS/PASEP	91,280	98,775
ISSQN	2,571	1,651
	2,016,895	1,977,694
Customer charges
Fuel Consumption Account (CCC)	179,071	278,052
Energy Development Account (CDE)	184,294	165,676
Global Reversal Reserve (RGR)	61,105	57,927
Research and development and energy efficiency -R&D and EEP (a)	56,347	52,265
Emergency capacity charges	92	1,011
Program for incentives to alternative energy sources (Proinfa)	164	86
	481,073	555,017

	2,497,968	2,532,711

a) Research and Development and Energy Efficiency

	Consolidated

	2007	2006
Research and development program - R&D	15,994	17,409
National Scientific and Technological Development Fund - FNDCT	15,994	17,409
Energy efficiency program - EEP	16,360	8,743
Ministry of Mines and Energy - MME	7,999	8,704

	56,347	52,265

31 Operating Costs and Expenses

The breakdown of costs and expenses in 2007 and 2006 is shown below:

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administrative	operating	Consolidated
	services	expenses	expenses	expenses	Total

					2007
Power purchased for resale (a)	(1,429,417)	-	-	-	(1,429,417)
Charges for use of power grid (b)	(514,450)	-	-	-	(514,450)
Personnel and management (c)	(463,865)	(2,263)	(183,589)		(649,717)
Pension and healthcare plans (d)	14,169	(99)	(219)	-	13,851
Materials and supplies (e)	(50,308)	(1,271)	(11,639)	-	(63,218)
Raw materials and supplies for power generation	8,954	-	-	-	8,954
Natural gas and supplies for the gas business	(132,726)	-	-	-	(132,726)
Third-party services (f)	(161,319)	(21,535)	(58,088)	-	(240,942)
Depreciation and amortization	(399,387)	(18)	(22,644)	-	(422,049)
Provisions and reversals (g)	-	3,900	-	(246,335)	(242,435)
Cost and expense recovery (h)	44,069	7,401	1,688	38	53,196
Other costs and expenses (i)	(55,852)	(17,255)	(24,339)	(98,447)	(195,893)

	(3,140,132)	(31,140)	(298,830)	(344,744)	(3,814,846)

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administrative	operating	Consolidated
	services	expenses	expenses	expenses	Total

					2006
Power purchased for resale (a)	(1,439,744)	-	-	-	(1,439,744)
Charges for use of power grid (b)	(534,780)	-	-	-	(534,780)
Personnel and management (c)	(458,955)	(2,085)	(180,845)		(641,885)
Pension and healthcare plans (d)	(44,536)	(219)	(28,255)	-	(73,010)
Materials and supplies (e)	(54,677)	(191)	(12,990)	-	(67,858)
Raw materials and supplies for power generation	280,579	-	-	-	280,579
Natural gas and supplies for the gas business	(177,702)	-	-	-	(177,702)
Third-party services (f)	(145,459)	(21,381)	(59,939)	-	(226,779)
Depreciation and amortization	(353,047)	(24)	(19,324)	-	(372,395)
Provisions and reversals (g)	-	(65,499)	-	146,167	80,668
Cost and expense recovery (h)	35,210	6,282	1,131	21	42,644
Other costs and expenses (i)	(57,570)	(235)	(30,514)	(66,641)	(154,960)

	(2,950,681)	(83,352)	(330,736)	79,547	(3,285,222)

		General and	Other	Parent
Nature of costs and expenses		administrative	operating	Company
		expenses	expenses	Total

				2007
Management (c)		(5,621)	-	(5,621)
Pension and healthcare plans		(89)	-	(89)
Materials and supplies		(6)	-	(6)
Third-party services (f)		(5,249)	-	(5,249)
Provisions and reversals (g)		-	(197,130)	(197,130)
Expense recovery		196	-	196
Other expenses (i)		(1,281)	-	(1,281)

		(12,050)	(197,130)	(209,180)

		General and	Other	Parent
Nature of costs and expenses	Sales	administrative	operating	Company
	expenses	expenses	expenses	Total

				2006
Management (c)	-	(5,354)		(5,354)
Pension and healthcare plans	-	(73)	-	(73)
Materials and supplies	-	(6)	-	(6)
Third-party services (f)	-	(8,042)	-	(8,042)
Provisions and reversals (g)	(5,408)	-	170,956	165,548
Expense recovery	-	251	-	251
Other expenses (i)	-	(5,752)	(183)	(5,935)

	(5,408)	(18,976)	170,773	146,389

a) Power Purchased for Resale

	Consolidated

	2007	2006
Eletrobrás (Itaipu)	385,359	335,351
Furnas Centrais Elétricas S.A. - auction	280,608	262,389
Controladora Hidro Elétrica do São Francisco - auction	256,302	152,604
Cia. de Interconexão Energética - CIEN	111,193	227,389
Itiquira Energética S.A.	98,175	87,658
Controladora Energética de São Paulo - auction	93,949	87,664
Dona Francisca Energética S.A.	51,536	49,638
Electric Energy Trading Chamber (CCEE)	45,100	19,293
Program for incentive to alternative energy sources - Proinfa	41,363	14,416
Surplus power to be recovered - auction	3,027	6,161
Power purchased for resale - passive Portion A (CVA)	(52,250)	45,204
(-) Contract renegotiation - CIEN	(100,862)	-
Other utilities - auction	211,218	145,268
Other utilities	4,699	6,709

	1,429,417	1,439,744

b) Charges for the Use of the Power Grid

	Consolidated

	2007	2006
Furnas Centrais Elétricas S.A.	106,504	108,352
Cia Transmissora de Energia Elétrica Paulista - Cteep	55,549	51,111
Companhia Hidro Elétrica do São Francisco - Chesf	53,814	51,078
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	36,490	34,199
Eletrosul Centrais Elétricas S.A.	36,315	34,500
Portion A (CVA) charges	22,997	80,142
System Service Charges - ESS	19,132	10,979
Companhia Energética de Minas Gerais - Cemig	18,443	19,503
National System Operator - ONS	17,484	17,140
Novatrans Energia S.A.	17,160	16,985
TSN Transmissora Nordeste Sudeste de Energia S.A.	16,797	16,747
Cia Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	15,188	14,608
Empresa Amazonense de Transmissão de Energia - Eate	14,103	13,815
ATE II Transmissora de Energia S.A.	7,917	-
Empresa Norte de Transmissão de Energia S.A. - Ente	7,474	7,335
Itumbiara Transmissora de Energia Ltda - ITE	7,131	557
Expansion Transmissora de Energia Elétrica S.A.	6,702	6,486
Empresa Transmissora de Energia Oeste Ltda - Eteo	5,942	5,823
STN Sistema de Transmissão Nordeste S.A.	5,926	5,891
Other utilities	47,961	39,529
Network charge adjustment share	(4,579)	-

	514,450	534,780

c) Personnel and Management

		Parent Company		Consolidated

	2007	2006	2007	2006
Personnel
Wages and salaries	-	-	443,906	434,479
Social charges on payroll	-	-	143,115	145,465
	-	-	587,021	579,944
Meal assistance and education allowance	-	-	45,675	42,535
Labor indemnifications	-	-	8,293	8,063
Profit sharing (1)	-	-	54,254	52,028
	-	-	695,243	682,570
(-) Transfers to construction in progress	-	-	(54,174)	(49,343)
	-	-	641,069	633,227
Management
Wages	4,615	4,398	7,250	7,312
Social charges on payroll	1,006	956	1,528	1,490
	5,621	5,354	8,778	8,802
(-) Transfers to construction in progress	-	-	(130)	(144)
	5,621	5,354	8,648	8,658

	5,621	5,354	649,717	641,885

1) Profit sharing

Since 1996, the Company has carried out an employee profit sharing program, which is paid to the extent previously established operational and financial goals are met. The shared amount has been allocated as follows:

		Consolidated

	2007	2006
COPEL Generation	13,431	8,791
COPEL Transmission	-	7,844
COPEL Distribution	37,126	31,903
COPEL Telecommunications	2,831	2,691
COPEL Corporate Partnerships (consolidated)	866	799

	54,254	52,028

In compliance with Official Letter no. 01/2007-CVM/SNC/SEP, dated February 14, 2007, all profit sharing not provided for under the by-laws must be classified as an operating cost or expense.

d) Pension Plan and Healthcare Plan

1) Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

Pension Plans I and II are defined benefit plans, while Plan III is a defined contribution plan. On the date of retirement, the defined contribution plan becomes a monthly income for life.

The cost shares borne by the plans’ sponsors are recorded according to an actuarial assessment prepared annually by independent actuaries pursuant to the rules of CVM Ruling no. 371/2000. The actuarial and financial assumptions, for purposes of actuarial assessment, are discussed with the independent actuaries and approved by the sponsors’ senior management.

The flow of payment of contributions under Plans I and II, as of July 2007, was guaranteed under an agreement called “Private Agreement for Adjustment of Mathematical Reserves for the Basic and Supplemental Pension Plans”, signed on January 20, 1999. This agreement provides for the extinction of liabilities under certain conditions. Based on legal opinions by external and internal legal experts, the Company notified the senior management of Fundação COPEL de Previdência e Assistência Social (COPEL Foundation), on July 27, 2007, that no contribution payments would be made under that agreement as of August 2007, since the obligations contained therein expired.

2) Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

3) Balance sheet and statement of income

The consolidated and recognized amounts in the balance sheet, under Post-Employment Benefits, are summarized below:

	Pension	Healthcare		Consolidated
	plan	plan		Total

			2007	2006
Benefit plans - Plans I and II (DB) - COPEL	126,856	361,151	488,007	625,575
Benefit plans - Compagas (DB)	241	1,287	1,528	1,193
Subtotal	127,097	362,438	489,535	626,768
Benefit plan - Plan III (CV) - employees	7,162	-	7,162	2,626

	134,259	362,438	496,697	629,394

		Current	42,286	133,635
		Long-term	454,411	495,759

The consolidated amounts recognized in the statement of income are shown below:

		Consolidated

	2007	2006
Pension plan - periodic post-employment cost	(110,345)	29,055
Pension plan (CV)	45,997	23,565
Healthcare plan - post-employment	38,746	50,669
Healthcare plan contribution	18,330	(24,168)
(-) Transfers to p.p.&e. in progress	(6,579)	(6,111)

	(13,851)	73,010

4) Actuarial assessment pursuant to CVM Ruling no. 371/2000

Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2007 and 2006 are shown below:

		Consolidated

	Real	Nominal
Economics
Inflation	-	5.05%
Projected rate of discount/return	6.00%	11.35%
Wage increase	2.00%	7.15%
Demographics
Death rate		AT - 83
Disabled death rate		AT - 49
Disability rate		Light

Number of participants and beneficiaries:

	Pension	Healthcare
Number of participants in 2007	plan	plan

Number of active participants	8,305	8,164
Number of inactive participants	6,458	6,429
Number of dependents	-	21,319

Total	14,763	35,912

Actuarial assessment

	Pension	Healthcare		Consolidated
Benefits plan	plan	plan		Total

			2007	2006
Totally or partially covered liabilities	2,518,605	476,830	2,995,435	2,702,481
Plan's fair value	(3,255,449)	(114,392)	(3,369,841)	(2,927,303)
Subtotal	(736,844)	362,438	(374,406)	(224,822)
Deferred actuarial gains (losses)	863,941	-	863,941	851,590

Total net liability	127,097	362,438	489,535	626,768

The actuarial assessment of defined benefit plans is calculated by the projected unit credit cost method (PUC). The net assets of the benefit plan are assessed according to market values (mark to market).

Since the year ended on December 31, 2006, COPEL has chosen to not defer future actuarial gains and losses recorded in the healthcare plan, rather recording them immediately in the statement of income.

On December 31, 2007, the balance of accumulated amounts in the variable contribution plan was R$ 1,044,835 (R$ 746,459 on December 31, 2006).

Changes in actuarial liabilities – pension plan

		Consolidated

	2007	2006
Current value of total net actuarial liability as of 31.12.2006	2,239,135	2,051,510
Cost of current service	14,279	7,256
Interest cost	243,846	369,367
Benefits paid	(186,308)	(172,682)
Actuarial gains (losses)	207,653	(16,316)

Current value of total net actuarial liability as of 31.12.2007	2,518,605	2,239,135

Changes in actuarial assets – pension plan

		Consolidated

	2007	2006
Fair value of plan's assets as of 31.12.2006	2,906,979	2,408,686
Projected return on plan assets	324,401	320,678
Projected contributions and additions	46,645	76,288
Benefits paid	(186,308)	(172,671)
Actuarial gains (losses)	163,732	273,998

Fair value of plan's assets as of 31.12.2007	3,255,449	2,906,979

Estimated expense

The estimated costs for 2008, according to the actuarial criteria of CVM Ruling no. 371/2000, for each plan are shown below:

	Pension	Healthcare
	plan	plan	Consolidated

			2008
Cost of current service	15,989	1,492	17,481
Estimated interest cost	282,252	52,527	334,779
Projected return on plan assets	(363,364)	(12,372)	(375,736)
Accelerated reductions / liquidations	81,558	-	81,558
Projected employee contributions	(326)	-	(326)
Amortization of gains and losses	(43,097)	-	(43,097)

	(26,988)	41,647	14,659

e) Materials and Supplies

	Consolidated

	2007	2006
Fuel and vehicle parts	24,663	24,525
Materials for the electric system	12,892	21,870
Cafeteria supplies	4,315	3,571
Office supplies	3,318	2,474
Materials for civil construction	2,920	2,380
Information technology equipment and supplies	2,527	3,126
Safety supplies	1,973	1,896
Tools	1,550	1,312
Lodging supplies	1,446	1,230
Apparel and uniforms	918	971
Lubricants for vehicles and automotive equipment	872	820
Other materials	5,824	3,683

	63,218	67,858

f) Third-Party Services

	Parent Company		Consolidated

	2007	2006	2007	2006
Power grid maintenance	-	-	40,841	22,328
Technical, scientific, and administrative consulting	722	1,861	19,841	26,556
Authorized and registered agents	-	-	19,563	18,386
Postal services	1	1	18,997	18,796
Data processing and transmission	-	-	16,730	21,637
Administrative support services	-	-	15,164	12,469
Telephone services	-	-	12,757	11,250
Security	-	-	9,996	8,638
Travel	146	167	9,866	10,423
Meter reading and bill delivery	-	-	7,350	7,175
Personnel training	-	1	6,321	6,271
Customer service	-	-	5,699	6,165
Services in "green areas"	-	-	5,427	4,671
Civil maintenance services	-	-	4,976	7,355
Satellite communications	-	-	4,650	-
Cargo shipping	-	-	4,521	2,945
Upkeep of right of way areas	-	-	4,337	4,108
Tree trimming	-	-	4,080	2,907
Vehicle maintenance and repairs	-	-	4,006	3,795
Auditing	2,611	2,430	3,391	3,300
Telephone operator	-	-	2,768	2,749
Legal fees	1,080	3,337	2,202	3,488
Other services	689	245	17,459	21,367

	5,249	8,042	240,942	226,779

g) Provisions and Reversals

		Parent Company	Consolidated

	2007	2006	2007	2006
Provisions for contingencies	197,130	(170,956)	246,334	(146,167)
Provision for doubtful accounts - customers and distributors (Note 7)	-	-	(6,275)	58,461
Provision for doubtful accounts - third-party services/other credits	-	5,408	2,376	7,038
	197,130	(165,548)	242,435	(80,668)

h) Recovery of Costs and Expenses

	Consolidated

	2007	2006
Recovery of fuels for power generation - CCC	(16,867)	(17,359)
Administrative costs	(9,599)	(8,909)
Recovery of written-off bills	(7,346)	(6,282)
Own power consumption	(5,609)	(5,804)
Electric materials	(4,784)	(1,512)
Charges for the use of the transmission system	(5,328)	-
Recovery of miscellaneous costs and expenses	(3,663)	(2,778)

	(53,196)	(42,644)

i) Other Operating Costs and Expenses

	Parent Company		Consolidated

	2007	2006	2007	2006
Financial compensation for use of water resources	-	-	73,938	39,377
Concession charge - ANEEL grant	-	-	33,497	26,423
ANEEL inspection fee	-	-	17,246	16,013
Lease and rents (1)	96	110	10,765	14,802
Unrecoverable credits - RTE (Note 6.b)	-	-	14,169	-
Insurance	2	2	7,693	8,940
Donations - Rouanet Law and fund for the rights of children and teenagers - FIA	-	-	7,176	11,181
Taxes	35	1,761	7,448	7,351
Own power consumption	-	-	5,596	5,804
Advertising	770	3,484	2,384	12,929
General costs and expenses	378	578	15,981	12,140

	1,281	5,935	195,893	154,960

1) Leases and Rents

	Consolidated

	2007	2006
Facilities	5,235	5,062
Copying machines	3,447	7,682
Miscellaneous equipment	1,523	1,471
Other	560	587

	10,765	14,802

COPEL’s estimate for expenses with property rentals in 2008 is basically the same as 2007, plus contractual monetary restatement rates, and there are no risks in connection with contract rescission.

32 Financial Income (Losses)

	Parent Company		Consolidated

	2007	2006	2007	2006
Financial revenues
Income from financial investments	21,930	18,355	144,357	146,173
Monetary variation of CRC transferred to State Government (Note 9)	-	-	91,464	43,639
Income from CRC transferred to State Government (Note 9)	-	-	76,062	75,397
Penalties on overdue bills	-	-	46,477	71,867
Interest on taxes paid in advance	4,664	3,856	15,612	25,633
SELIC interest rate on Portion A (CVA)	-	-	10,553	33,900
Interest and commissions on loan agreements	63,718	-	-	-
Revenues from trans. with derivatives	-	22,423	-	22,423
Obtained discounts	-	-	-	283,198
Other financial revenues	579	587	11,492	26,973
	90,891	45,221	396,017	729,203
(-) Financial expenses
Debt charges	152,370	120,773	230,203	289,101
CPMF tax	2,317	4,994	42,684	43,109
PIS/PASEP-COFINS on interest on capital	30,930	34,904	31,132	35,090
SELIC interest rate on Portion A (CVA)	-	-	21,969	24,835
IOF tax	6,223	2,995	14,831	3,015
Interest on R&D and EEP	-	-	11,269	10,740
Monetary and exchange variations	6	1,322	8,431	51,559
Other financial expenses	1,960	9,469	15,255	31,737
	193,806	174,457	375,774	489,186

	(102,915)	(129,236)	20,243	240,017

33 Equity in Investees and Subsidiaries

	Parent Company		Consolidated

	2007	2006	2007	2006
Equity in the results of subsidiaries and investees
COPEL Generation and Transmission	379,229	74,449	-	-
COPEL Transmission	109,105	96,923	-	-
COPEL Distribution	470,744	166,856	-	-
COPEL Telecommunications	3,288	4,729	-	-
COPEL Corporate Partnerships	49,564	7,265	-	-
Cia. Paranaense de Gás - Compagas	-	-	1,347	-
Elejor - Centrais Elétricas do Rio Jordão S.A.	-	-	2,022	-
Investees (a)	-	-	(5,119)	(6,177)
	1,011,930	350,222	(1,750)	(6,177)
Dividends
COPEL Generation	-	586,911	-	-
COPEL Corporate Partnerships	-	2,893	-	-
Investees (a)	-	-	8,370	3,049
	-	589,804	8,370	3,049
Interest on capital
COPEL Generation and Transmission	163,222	188,832	-	-
COPEL Transmission	43,711	70,604	-	-
COPEL Distribution	110,716	117,823	-	-
COPEL Corporate Partnerships	16,543	-	-	-
Investees (a)	-	-	2,175	2,010
	334,192	377,259	2,175	2,010
Amortization of goodwill
Sercomtel S.A. Telecomunicações	-	-	(4,228)	(4,228)
Sercomtel Celular S.A.	-	-	(580)	(580)
Elejor - Centrais Elétricas do Rio Jordão S.A.	-	-	(754)	(566)
COPEL Enterprises	-	-	(2,346)	-
	-	-	(7,908)	(5,374)

	1,346,122	1,317,285	887	(6,492)

Equity in other companies	714	305	714	305

	1,346,836	1,317,590	1,601	(6,187)

a) Investees

	Net income/	COPEL's	Equity in		Interest
	(losses)	stake	the results	Dividends	on capital	Total

	2007	(%)				2007
Investees
Sercomtel S.A. - Telecomunicações	8,773	45.00	(1,310)	-	-	(1,310)
Sercomtel Celular S.A.	(2,879)	45.00	(3,610)	-	-	(3,610)
Dominó Holdings S.A.	55,221	15.00	(1,367)	-	2,175	808
Escoelectric Ltda.	214	40.00	(3,304)	-	-	(3,304)
Copel Amec S/C Ltda.	44	48.00	23	-	-	23
Dona Francisca Energética S.A.	16,970	23.03	3,908	-	-	3,908
Carbocampel S.A.	(589)	49.00	(288)	-	-	(288)
Braspower International						-
Engineering S/C Ltda.	1	49.00	-	-	-	-
Centrais Eólicas do Paraná Ltda. (1)	407	30.00	122	-	-	122
Foz do Chopim Energética Ltda.	23,602	35.77	707	8,370	-	9,077

			(5,119)	8,370	2,175	5,426

(1) Income until 31.08.2007, prior to acquisition of control by COPEL Generation.

	Net income/	COPEL's	Equity in		Interest
	(losses)	stake	the results	Dividends	on capital	Total

	2006	(%)				2006
Investees
Sercomtel S.A. - Telecomunicações	(6,060)	45.00	(11,712)	-	-	(11,712)
Sercomtel Celular S.A.	(3,666)	45.00	(2,721)	-	-	(2,721)
Dominó Holdings S.A.	58,980	15.00	6,837	-	2,010	8,847
Escoelectric Ltda.	(2,689)	40.00	-	-	-	-
Copel Amec S/C Ltda.	83	48.00	40	-	-	40
Dona Francisca Energética S.A.	13,538	23.03	2,023	-	-	2,023
Carbocampel S.A.	(39)	49.00	(19)	-	-	(19)
Braspower International						-
Engineering S/C Ltda.	(70)	49.00	-	-	-	-
Centrais Eólicas do Paraná Ltda.	(2,077)	30.00	(625)	-	-	(625)
Foz do Chopim Energética Ltda.	8,581	35.77	-	3,049	-	3,049

			(6,177)	3,049	2,010	(1,118)

The Company has been recording the results of the appraisal of its investments under the equity method, limited to the value of its interest in each investee.

34 Non-Operating Income

	Parent Company		Consolidated

	2007	2006	2007	2006
Revenues
Gains from the sale of property and rights	-	-	737	770
Gains from the disposal of property and rights	-	-	-	3,585
Other non-operating revenues	121	395	128	490
	121	395	865	4,845
(-) Expenses
Losses in studies and projects (a)	-	-	29,878	-
Losses in the disposal of property and rights	-	-	13,972	10,083
Equity in UEG Araucária Ltda.	-	-	-	16,364
(-) Reversal of a provision for the devaluation of tax breaks (Note 17.d)	(12,789)	-	(12,789)	-
Other non-operating expenses	-	-	913	1,375
	(12,789)	-	31,974	27,822

	12,910	395	(31,109)	(22,977)

a) Losses in studies and projects

The balance of R$ 29,878 refers to expenses with river inventory and power plant feasibility studies which have not been approved by ANEEL. Pursuant to the applicable legislation, only expenses with studies and projects which have been approved by an ANEEL technical audit are eligible for reimbursement.

35 Electric Energy Trading Chamber (CCEE)

MAE has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed on November 12, 2004 by the Electric Energy Trading Chamber (CCEE), a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of electric energy by COPEL Distribution on the Wholesale Energy Market (MAE) in 2000, 2001, and the first quarter of 2002. These data were calculated according to criteria and amounts that take into account decisions by the Regulatory Agency which have been challenged by the Company both administratively and judicially.

The Company's claim is substantially based on the fact that it conducted power sale transactions, which should not serve as basis for calculations made the regulatory agency, only to fulfill contractual obligations to customers on the southeastern market. The estimated amount of discrepancies in calculation was approximately R$ 860,000 (restated as of December 31, 2007), which has not been recognized by the Company as a liability for spot market energy.

Based on the opinion of its legal counsel, management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

a) CIEN Contract Renegotiation

In a prompt response to a request by the Ministry of Mines and Energy, COPEL undertook, in an agreement with ANEEL’s president, to release the 400 MW under contract with Cien and to participate in the A-1 auction to make up for this released volume. Out of the total under contract, in 2007 a reduced volume of 170.625 average MW will be supplied under the Cien agreement.

The offer of power at this auction was minimal, thus only 40% of COPEL’s reported power requirements were secured.

To fully make up for the Cien agreement and to adjust its level of power under contract from January through June 2007, COPEL participated in the Mechanism for the Offset of Surpluses and Deficits (Mecanismo de Compensação de Sobras e Déficits - MCSD), reporting a deficit and acquiring a total of 32.625 average MW(1).

To supplement contracts for 2008, COPEL participated in an adjustment auction held in September 2007, acquiring 23.5 average MW(1).

b) Current transactions at CCEE(1)

The accumulated balances of transactions carried out by the Company are:

	COPEL	COPEL	COPEL Corporate
	Generation	Distribution	Partnerships		Consolidated

				2007	2006
Current assets (Note 6)
Up to December 2006	-	-	105	105	29,521
From July to September 2007	19	-	-	19	-
From October to December 2007	2,000	4,743	291	7,034	-
	2,019	4,743	396	7,158	29,521
Current liabilities (Note 22)
Up to December 2006	-	-	-	-	1,248
From October to December 2007	787	-	442	1,229	-
	787	-	442	1,229	1,248

Changes in spot-market energy amounts (CCEE) in 2007 are shown below:

	Amount to			Amount to
	be settled	Settlement	Appropriation	be settled

	2006			2007
Current assets
Up to December 2006	29,521	(28,541)	(875)	105
From January to March 2007	-	(3,284)	3,284	-
From April to June 2007	-	(35,229)	35,229	-
From July to September 2007	-	(22,154)	22,173	19
From October to December 2007	-	(358)	7,392	7,034
	29,521	(89,566)	67,203	7,158
(-) Current liabilities
Up to December 2006	1,248	(1,925)	677	-
From January to March 2007	-	(13,950)	13,950	-
From April to June 2007	-	(31,814)	31,814	-
From July to September 2007	-	(5,307)	5,307	-
From October to December 2007	-	(427)	1,656	1,229
	1,248	(53,423)	53,404	1,229

Net total	28,273	(36,143)	13,799	5,929

(1) Information unaudited by the independent auditors.

36 Conciliation of the Provision for Income Tax and Social Contribution

The conciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

	Parent Company		Consolidated

	2007	2006	2007	2006
Income before IRPJ and CSLL	1,047,651	1,335,138	1,598,015	1,814,246
IRPJ and CSLL (34%)	(356,201)	(453,947)	(543,325)	(616,844)
Tax effects on:
Interest on capital	68,000	41,820	68,000	41,820
Dividends	243	104	3,088	1,140
Equity in the results of investees	344,056	319,610	(595)	(10,075)
Surplus private pension plan contribution	-	-	-	(2,066)
Adjustments from previous years in connection with the pension and healthcare plans	-	-	-	9,937
Tax breaks	3,197	-	7,932	7,407
Current value adjustment - Compagas	-	-	(736)	2,527
Reversal of regulatory assets	-	-	-	6,922
Other	(336)	(45)	5,321	1,554
Tax effects on:
Current IRPJ and CSLL	(2,619)	(20,075)	(536,168)	(499,727)
Deferred IRPJ and CSLL	61,578	(72,383)	75,853	(57,951)

IRPJ = income tax
CSLL = Social contribution on net income

37 Financial Instruments

a) Overview

The use of financial instruments by the Company is restricted to Cash in Hand, Customers and Distributors, Accounts Receivable from government agencies, CRC Transferred to State Government, Loans and Financing, and Debentures.

b) Market Value of Financial Instruments

The market values of the Company’s main financial instruments as of December 31, 2007, which are close to their book value, are shown below:

Financial instruments	Parent Company

	2007	2006
Cash in hand	1,540,871	1,468,716
Accounts receivable from government agencies	303,839	218,805
CRC transferred to State Government	1,250,362	1,194,103
Loans and financing	927,952	694,458
Debentures	1,174,501	1,967,585

c) Risk Factors

1) Credit risk

The Company’s credit risk comprises the possibility of losses due to non-payment of power bills. This risk is closely tied to factors that are either internal or external to COPEL. To minimize this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

2) Foreign currency risk

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company has not engaged in transactions with derivatives to swap this risk, although it has continued to monitor exchange rates, in order to assess the potential need for such transactions as a way of protecting against foreign currency risks.

3) Interest rate risk

This risk comprises the possibility of losses due to fluctuations in interest rates, which may increase the financial expenses in connection with liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continued to monitor interest rates, in order to assess the potential need for such transactions as a way of protecting against interest rate risks.

4) Accelerated maturity risk

This risk results from the potential breach of restrictive contract provisions, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

5) Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

This risk is calculated monthly by the National Power System Operator (ONS), which does not anticipate the need for any rationing programs in the next two years, as reported in its Monthly Operation Plan, published monthly at www.ons.org.br.

6) Risk of non-renewal of concessions

COPEL holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mines and Energy with the support of ANEEL. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("costly concession"), current profitability and activity levels may be affected.

38 Related-Party Transactions

COPEL has carried out transactions with unconsolidated related parties, including the sale of power to final customers, at rates approved by ANEEL, resulting in billed amounts which are not material for purposes of disclosure.

The main balances of related party transactions in COPEL’s balance sheet are:

Related party	Nature of operation		Consolidated

		2007	2006
Current assets
Government of the State of Paraná	Customers and distributors	50,163	138,009
	Services to third-parties	8,899	12,000
	CRC (Note 9)	40,509	35,205
Petróleo Brasileiro S.A. - Petrobras	Lease of the Araucária Thermal Power Plant	14,223	-
Petróleo Brasileiro S.A. - Petrobras	Use of the Araucária TPP's transmission system	5,327	-

Long-term receivables
Government of the State of Paraná	Customers and distributors	49,717	-
	Services to third-parties	6,805	-
	CRC (Note 9)	1,209,853	1,158,898

Current liabilities
BNDES	Financing for machinery, construction, facilities, and services (Note 20)	6,328	6,418
Dona Francisca Energética S.A.	Purchase of power (Note 22)	4,567	4,413
Eletrobrás	Financing (Note 20)	43,101	47,558
Eletrobrás (Itaipu)	Purchase of power (Note 22)	74,090	71,874
Petróleo Brasileiro S.A. - Petrobras	Purchase of gas for resale (Note 22)	21,031	37,871

Long-term liabilities
BNDES	Financing for machinery, construction, facilities, and services (Note 20)	19,029	25,725
Eletrobrás	Financing (Note 20)	272,831	290,141
Eletrobrás	ELEJOR shares to be repurchased (Note 20)	94,709	114,469
Petróleo Brasileiro S.A. - Petrobras	Purchase of gas - renegotiation (Note 22)	190,394	170,183

The main balances of related party transactions in COPEL’s statement of income are:

Related party	Nature of operation	Consolidated

		2007	2006
Operating revenues
Government of the State of Paraná	Power supply	94,284	71,044
	Telecommunications revenues	6,000	6,000
Petróleo Brasileiro S.A. - Petrobras	Lease of the Araucária Thermal Power Plant	79,144	-

Power purchased for resale
Dona Francisca Energética S.A.	Purchase of power (Note 31.a)	51,536	49,638
Eletrobrás (Itaipu)	Purchase of power (Note 31.a)	385,359	335,351

Raw materials and supplies for power generation
Petróleo Brasileiro S.A. - Petrobras	Natural gas purchased for power generation - renegotiation - Petrobras	(29,903)	(298,115)

Natural gas and supplies for the gas business
Petróleo Brasileiro S.A. - Petrobras	Natural gas purchased for resale	132,510	177,459

Financial revenues
Government of the State of Paraná	Income from CRC (Note 32)	167,526	119,036
	Income from renegotiated bills	7,501	-

Financial expenses
BNDES	Charges on financing for machinery, equipment, construction, facilities, and services	2,398	3,645
BNDESPAR	Debentures - ELEJOR	27,378	24,686
Eletrobrás	Charges on financing	26,390	30,968
	Charges on ELEJOR shares to be repurchased	19,351	13,672

The balances of transactions between the Company and its wholly-owned subsidiaries are shown in Note 16.

BNDES - BNDES Participações S.A. - BNDESPAR holds 26.41% of the Company’s common shares and has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 20.

Dona Francisca Energética S.A. - The Company became guarantor of the loans signed by its indirect affiliate Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor) in the amounts (as of December 31, 2007) of R$ 38.382 and R$ 23,237, respectively.

Eletrobrás – Eletrobrás holds 1.06% of the Company’s common shares; COPEL, in turn, has obtained financing from Eletrobrás, described in Note 20.

39 Insurance

The types of risk coverage and the term of the Company’s main insurance policies are shown below. Insurance-related information has not been audited by the independent auditors.

	Expiration	Consolidated
Policy	date	Amount insured

Specified risks (a)	24/8/2008	1,645,229
Fire - Company-owned and rented facilities (b)	24/8/2008	273,143
Civil liability - COPEL (c)	24/8/2008	5,780
Civil liability - Compagas (c)	30/8/2008	3,000
Engineering risks - COPELl (d)	24/8/2008	dependent on each event
Domestic and international transport - export and import (e)	24/8/2008	dependent on each event
Multi-risk - Centrais Eólicas do Paraná (f)	2/5/2008	5,000
Multi-risk - Compagas (g)	10/8/2008	3,953
Multi-risk - Compagas (g)	20/9/2008	500
Vehicles (h)	20/5/2008	market value
Miscellaneous risks (i)	24/8/2008	729
Operational risks - Elejor (j)	26/6/2008	147,770
Operational risks - Elejor (j)	25/7/2008	97,656
Operational risks - UEG Araucária (k)	31/5/2008	478,090
Court guarantee (l)	5/2/2008	7,200
Performance bond (m)	29/4/2008	15,470

a) Insurance against specified risks

This policy covers substations and power plants, listing their main equipment and respective insured amounts. It provides basic coverage against fire, lightning strikes, explosions of any kind, and additional coverage against potential electrical damage, miscellaneous risks, and risk to electronics and computers.

b) Fire insurance

This policy covers both Company-owned and rented facilities and part of their contents. It ensures payment of reparations to the insurance holder or property owner for the damages resulting from basic fire hazards, lightning strikes, and explosions of any kind, plus additional coverage against windstorms.

c) Civil liability insurance

This insurance provides coverage against liability for involuntary damages, bodily and/or material and/or moral, caused to third-parties as a result of the Company’s commercial and/or industrial operations.

d) Insurance against engineering risks - COPEL

This insurance provides coverage against risks of installation, assembly, disassembly, and testing of new equipment, particularly at substations and power plants. Policies are purchased before each risk event, according to the occurrence and need for coverage against risks of carrying out engineering services.

e) Transport insurance

This insurance provides coverage against damages caused to products transported by any appropriate means within the domestic marketplace and during import and export operations to and from foreign markets. Policies are purchased before each risk event, and are basically used to cover the transport of electrical, electronic, and telecommunications equipment.

f) Multi-risk insurance - Centrais Eólicas do Paraná

Provides coverage of the assets of Centrais Eólicas do Paraná against potential damages caused by fire, lighting strikes, explosions, electrical malfunctions, riots, windstorms, and smoke, in addition to civil liability coverage for operational activities.

g) Multi-risk insurance – Compagas

This policy comprises the assets of Compagas and provides coverage against potential damages caused by fire, lighting strikes, explosions, electrical malfunctions, risks to electronic equipment, windstorms, smoke, and theft or aggravated larceny.

h) Vehicle insurance

This insurance covers the payment of reparations of damage suffered and expenses incurred as a result of risks to which Compagas’ 16 insured vehicles are subject. It provides basic coverage for the vehicles and additional and optional civil liability coverage against material, bodily, and moral damages caused to third-parties. Coverage limits for damages to third-parties are R$ 150 for material damages and R$ 300 for bodily damages, for each vehicle.

i) Insurance against miscellaneous risks - COPEL

This insurance covers losses and material damage caused to the assets listed in the policy by any accidents with an external cause, including transport risks.

This type of insurance covers mobile and/or stationary electric equipment, computers, and electronics, whether in use at the Company's facilities or leased or loaned to third-parties.

j) Insurance against operational risks - ELEJOR

This insurance covers sudden, unforeseen, and accidental losses and material damage to ELEJOR buildings, merchandise, raw materials, unfinished and finished products, packages, machinery, tools, furniture, and other devices and facilities which are part of the insured establishment, in addition to loss of profits.

k) Insurance against operational risks – UEG Araucária

This policy provides coverage against all risks (all legally insurable risks), including machinery failure, for all the facilities of the Araucária Thermal Power Plant.

l) Court guarantee

This insurance covers the settlement of final rulings in lawsuits against Compagas. It has the same standing as a judicial bond, replacing judicial deposits in cash, attachment of assets, and bank guarantees.

m) Performance bond

An insurance purchased by Consórcio Construtor Complexo Jordão to guarantee exclusively to the insured party ELEJOR the full construction of the Fundão-Santa Clara Power Complex, located on the Jordão River, in the towns of Candói and Pinhão, in the State of Paraná, comprising the Santa Clara Hydroelectric Power Plant and the Fundão Hydroelectric Power Plant, both with mininum installed capacity of 119 MW.

This performance bond is aimed at companies which, being under contract, are bound to guarantee to its customers that such contracts, as far as pricing, deadlines and other specifications, will be performed in full. Public agencies within the direct or indirect public administration may also, pursuant to Law no. 8,666/93 and to Law no. 8,883/94, receive insurance policies as guarantee from its suppliers of goods and services, contractors, and public tender participants.

This type of insurance is designed to guarantee full performance of a contract. It does not cover damages but rather liabilities for breach of contract, and it is a form of contractual guarantee provided for by Brazilian law, which may replace bank guarantees, cash bonds, or government bonds.

40 Wholly-Owned Subsidiaries

Shown below are the financial statements, reclassified for purposes of standardization of the chart of accounts, of COPEL’s wholly-owned subsidiaries COPEL Generation and Transmission (Consolidated) (GET), COPEL Distribution (DIS), COPEL Telecommunications (TEL) and COPEL Corporate Partnerships (PAR) (Consolidated), as of December 31, 2007 and 2006:

ASSETS	GET - Consolidated		TRA		DIS		TEL		PAR - Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

CURRENT ASSETS
Cash in hand	873,711	557,355	-	59,698	314,549	132,854	7,204	237	289,221	169,158
Customers and distributors, net	201,857	149,041	-	48,757	833,179	731,734	-	-	29,770	76,939
Services to third parties, net	780	620	-	116	17	45	10,850	15,465	-	-
Dividends receivable	-		-	-	-	-	-	-	2,767	1,975
Construction in progress	7,448	4,028	-	3,457	43,895	12,322	-	-	-	231
CRC transferred to the State Government	-	-	-	-	40,509	35,205	-	-	-	-
Taxes and social contributions	13,946	18,813	-	3,515	167,393	186,679	1,475	2,860	5,900	4,453
Account for compensation of Portion A	-	-	-	-	67,614	90,048	-	-	-	-
Other regulatory assets	-	-	-	-	17,186	3,408	-	-	-	-
Collaterals and escrow deposits	60,447	22,688	-	2,754	24,244	33,714	-	-	57,664	9,409
Other receivables	16,537	7,830	-	3,033	30,336	26,603	571	625	21,154	9,368
Inventories	4,539	138	-	9,870	44,673	32,333	2,468	8,560	515	543
	1,179,265	760,513	-	131,200	1,583,595	1,284,945	22,568	27,747	406,991	272,076
NONCURRENT ASSETS
Long-term receivables
Customers and distributors, net	6,527	27,109	-	-	127,121	81,048	-	-	21,239	18,901
Services to third-parties	-	-	-	-	-	-	7,251	9,586	-	-
CRC transferred to the State Government	-	-	-	-	1,209,853	1,158,898	-	-	-	-
Taxes and social contributions	79,761	47,861	-	38,742	231,980	213,232	10,360	-	14,614	12,006
Account for compensation of Portion A	-	-	-	-	25,478	12,273	-	-	-	-
Other regulatory assets	-	-	-	-	5,729	-	-	-	-	-
Collaterals and escrow deposits	-	-	-	5,140	22,423	19,490	-	-	-	-
Judicial deposits	27,368	8,124	-	16,937	58,186	67,297	369	100	687	561
Subsidiaries, investees, Parent Company	-	368,622	-	-	-	-	-	-	-	-
Other receivables	949	4,354	-	56	5,681	5,546	-	-	1,820	1,953
	114,605	456,070	-	60,875	1,686,451	1,557,784	17,980	9,686	38,360	33,421

Investments	8,610	4,150	-	2,257	2,428	419	-	-	208,833	218,465
Property, Plant, and Equipment	3,503,318	2,862,926	-	1,195,446	1,870,602	1,157,613	186,175	183,518	1,272,284	1,312,183
Intangible Assets	10,615	853	-	24,366	26,954	13,418	1,698	1,748	73,318	76,413
Deferred Assets	-	-	-	-	-	-	-	-	5,227	23,204
	3,637,148	3,323,999	-	1,282,944	3,586,435	2,729,234	205,853	194,952	1,598,022	1,663,686

TOTAL ASSETS	4,816,413	4,084,512	-	1,414,144	5,170,030	4,014,179	228,421	222,699	2,005,013	1,935,762

LIABILITIES	GET - Consolidated		TRA		DIS		TEL		PAR - Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

CURRENT LIABILITIES
Loans and financing	57,964	52,885	-	16,047	15,771	14,802	-	-	6,328	6,418
Debentures	-	-	-	-	-	637,329	-	-	3,228	15,951
Suppliers	42,796	46,808	-	4,384	321,545	335,237	3,673	4,050	41,349	59,860
Taxes and social contributions	132,196	93,946	-	13,389	171,217	184,127	1,257	1,452	5,415	3,986
Dividends due	504,687	644,418	-	60,014	178,319	52,913	-	-	25,558	11,718
Payroll and labor provisions	36,217	22,527	-	19,921	99,788	82,562	7,445	6,869	2,507	2,247
Post-employment benefits	8,748	25,785	-	24,771	31,569	77,143	1,783	5,768	163	153
Account for compensation of Portion A	-	-	-	-	143,436	110,498	-	-	-	-
Other regulatory liabilities	24,711	-	-	-	21,765	-	-	-	-	-
Customer charges due	3,970	2,795	-	1,144	28,752	47,766	-	-	-	-
R&D and EEP	31,320	28,019	-	10,737	149,987	133,282	-	-	3,973	2,278
Concession charge - ANEEL grant	-		-	-	-	-	-	-	27,084	29,489
Other accounts payable	17,856	18,105	-	1,511	50,943	25,016	497	659	968	634
	860,465	935,288	-	151,918	1,213,092	1,700,675	14,655	18,798	116,573	132,734
LONG-TERM LIABILITIES
Loans and financing	280,377	301,684	-	63,771	111,553	98,657	-	-	113,738	140,194
Debentures	-	-	-	-	-	-	-	-	269,314	262,550
Provisions for contingencies	155,131	27,080	-	33,899	147,606	133,317	1,903	842	3,213	3,053
Investees and subsidiaries	-	-	-	69,217	683,052	-	-	-	34,847	511,526
Suppliers	211,633	189,983	-	-	-	62,863	-	-	-	267
Taxes and social contributions	53	-	-	-	24,818	15,126	-	-	7,221	8,957
Post-employment benefits	144,084	112,284	-	100,816	290,421	262,202	18,128	18,772	1,778	1,685
Account for compensation of Portion A	-	-	-	-	22,330	52,053	-	-	-	-
Other regulatory liabilities	11,680	-	-	-	7,255	-	-	-	-	-
Other accounts payable	6,720	8,960	-	-	5,992	-	-	-	-	1
	809,678	639,991	-	267,703	1,293,027	624,218	20,031	19,614	430,111	928,233
INCOME FROM FUTURE YEARS	592	-	-	-	-	-	-	-	-	-

MINORITY INTERESTS	1,236	-	-	-	-	-	-		231,527	205,906
SHAREHOLDERS' EQUITY
Share capital	2,947,018	2,338,932	-	772,389	2,171,928	1,607,168	194,054	187,894	1,098,500	586,975
Capital reserves	-		-	-	-	-	701	701	-	-
Income reserves	197,424	170,301	-	222,134	491,983	82,118	-	-	128,302	81,914
Accrued losses		-	-	-		-	(1,020)	(4,308)	-	-
	3,144,442	2,509,233	-	994,523	2,663,911	1,689,286	193,735	184,287	1,226,802	668,889

TOTAL LIABILITIES	4,816,413	4,084,512	-	1,414,144	5,170,030	4,014,179	228,421	222,699	2,005,013	1,935,762

In order to allow the analysis of the statement of income according to the nature of the expenses, the operating costs and expenses are presented in aggregate form:

STATEMENT OF INCOME	GET - Consolidated		TRA		DIS		TEL		PAR - Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Operating Revenues
Power sales to final customers	164,935	133,822	-	-	2,582,762	2,404,441	-	-	4,099	24,127
Power sales to distributors	1,276,484	1,161,336	-	-	76,221	105,704	-	-	239,708	196,719
Charges for the use of the power grid	18,122	-	387,753	429,906	3,207,601	3,090,093	-	-	-	-
Telecommunications revenues	-	-	-		-	-	92,799	88,799	-	-
Distribution of piped gas	-	-	-		-	-	-	-	246,245	237,172
Leases and rents	245	264	1,168	1,429	46,220	40,146	-	-	79,144	-
Other operating revenues	43,028	7,930	2,070	1,393	16,771	14,938	-	-	7,165	120
	1,502,814	1,303,352	390,991	432,728	5,929,575	5,655,322	92,799	88,799	576,361	458,138
Deductions from Operating Revenues	(200,774)	(184,540)	(36,660)	(48,587)	(2,179,293)	(2,215,540)	(14,148)	(12,185)	(67,093)	(71,859)
Net Operating Revenues	1,302,040	1,118,812	354,331	384,141	3,750,282	3,439,782	78,651	76,614	509,268	386,279
Operating Costs and Expenses
Power purchased for resale	(59,855)	(69,324)	-	-	(1,557,785)	(1,538,928)	-	-	(36,595)	(4,275)
Charges for the use of the power grid	(185,030)	(187,154)	-	-	(601,228)	(631,850)	-	-	(25,268)	(10,365)
Personnel and management	(111,744)	(101,909)	(74,606)	(85,514)	(416,529)	(410,185)	(28,716)	(27,195)	(12,718)	(12,019)
Pension and healthcare plans	16,679	(10,823)	245	(9,594)	(1,646)	(48,534)	(226)	(2,806)	(1,112)	(1,180)
Materials and supplies	(8,881)	(8,581)	(4,665)	(3,819)	(48,324)	(53,688)	(950)	(1,321)	(546)	(443)
Raw materials and supplies for generation	10,673	270,461	-	-	-	-	-	-	(7,571)	-
Natural gas and supplies for gas business	-	-	-	-	-	-	-	-	(132,726)	(177,702)
Third-party services	(48,135)	(51,804)	(15,632)	(17,291)	(185,054)	(173,010)	(11,263)	(6,541)	(21,198)	(8,787)
Depreciation and amortization	(106,102)	(103,088)	(43,242)	(40,987)	(171,380)	(157,853)	(28,243)	(26,938)	(73,082)	(43,529)
Provisions and reversals	(2,209)	23,637	(5,286)	(14,397)	(33,877)	(93,337)	(3,503)	(784)	(430)	-
Concession charge - ANEEL grant	-	-	-	-	-	-	-	-	(33,497)	(26,423)
Cost and expense recovery	25,348	18,749	383	387	29,449	27,059	38	21	50	58
Other operating costs and expenses	(100,711)	(58,438)	(6,712)	(8,653)	(39,834)	(55,811)	(2,416)	(3,301)	(12,451)	(842)
	(569,967)	(278,274)	(149,515)	(179,868)	(3,026,208)	(3,136,137)	(75,279)	(68,865)	(357,144)	(285,507)
Result of Operations	732,073	840,538	204,816	204,273	724,074	303,645	3,372	7,749	152,124	100,772
Financial Income (Losses)
Financial revenues	82,110	395,132	10,649	8,428	256,390	292,835	2,088	923	30,902	17,025
Financial expenses	(51,639)	(64,867)	(4,126)	(17,708)	(148,386)	(208,656)	(473)	(2,745)	(54,356)	(51,087)
	30,471	330,265	6,523	(9,280)	108,004	84,179	1,615	(1,822)	(23,454)	(34,062)
Equity in the Results of Investees	-	-	-	-	-	-	-	-	950	(6,492)
Operating Income	762,544	1,170,803	211,339	194,993	832,078	387,824	4,987	5,927	129,620	60,218
Non-Operating Income (Losses)	(29,805)	(319)	(2,659)	(794)	(11,469)	(6,201)	(81)	(64)	(5)	(15,994)
Income before Taxes	732,739	1,170,484	208,680	194,199	820,609	381,623	4,906	5,863	129,615	44,224
Income tax and social contribution	(182,592)	(321,734)	(61,894)	(36,869)	(246,293)	(97,723)	(3,140)	(965)	(39,630)	(22,361)
Deferred income tax & social contribution	(7,633)	1,442	6,030	10,197	7,144	779	1,522	(169)	7,212	2,183
Minority interests	(63)	-	-	-	-	-	-	-	(31,090)	(13,888)
Net Income for the Period	542,451	850,192	152,816	167,527	581,460	284,679	3,288	4,729	66,107	10,158

41 Statement of Income Broken Down by Company

In order to allow the analysis of the statement of income according to the nature of the expenses, the operating costs and expenses are presented in aggregate form. The Parent Company's statement represents the result of its activities, without the revenues from equity in its subsidiaries.

STATEMENT OF INCOME	GET	TRA	DIS	TEL	PAR	COPEL	Subtractions	Consolidated
	Consolidated				Consolidated

Operating Revenues
Power sales to final customers	164,935	-	2,582,762	-	4,099	-	(4,116)	2,747,680
Power sales to distributors	1,276,484	-	76,221	-	239,708	-	(224,818)	1,367,595
Charges for the use of the power grid	18,122	387,753	3,207,601	-	-	-	(296,513)	3,316,963
Telecommunications revenues	-	-	-	92,799	-	-	(28,906)	63,893
Distribution of piped gas	-	-	-	-	246,245	-	(2,165)	244,080
Leases and rents	245	1,168	46,220	-	79,144	-	(1,009)	125,768
Other operating revenues	43,028	2,070	16,771	-	7,165	-	(14,919)	54,115
	1,502,814	390,991	5,929,575	92,799	576,361	-	(572,446)	7,920,094

Deductions from Operating Revenues	(200,774)	(36,660)	(2,179,293)	(14,148)	(67,093)	-	-	(2,497,968)

Net Operating Revenues	1,302,040	354,331	3,750,282	78,651	509,268	-	(572,446)	5,422,126

Operating Costs and Expenses
Power purchased for resale	(59,855)	-	(1,557,785)	-	(36,595)	-	224,818	(1,429,417)
Charges for the use of the power grid	(185,030)	-	(601,228)	-	(25,268)	-	297,076	(514,450)
Personnel and management	(111,744)	(74,606)	(416,529)	(28,716)	(12,718)	(5,621)	217	(649,717)
Pension and healthcare plans	16,679	245	(1,646)	(226)	(1,112)	(89)	-	13,851
Materials and supplies	(8,881)	(4,665)	(48,324)	(950)	(546)	(6)	154	(63,218)
Raw materials and supplies - generation	10,673	-	-	-	(7,571)	-	5,852	8,954
Natural gas and supplies - gas business	-	-	-	-	(132,726)	-	-	(132,726)
Third-party services	(48,135)	(15,632)	(185,054)	(11,263)	(21,198)	(5,249)	45,589	(240,942)
Depreciation and amortization	(106,102)	(43,242)	(171,380)	(28,243)	(73,082)	-	-	(422,049)
Provisions and reversals	(2,209)	(5,286)	(33,877)	(3,503)	(430)	(197,130)	-	(242,435)
Concession charge - ANEEL grant	-	-	-	-	(33,497)	-	-	(33,497)
Cost and expense recovery	25,348	383	29,449	38	50	196	(2,268)	53,196
Other operating costs and expenses	(100,711)	(6,712)	(39,834)	(2,416)	(12,451)	(1,281)	1,009	(162,396)
	(569,967)	(149,515)	(3,026,208)	(75,279)	(357,144)	(209,180)	572,447	(3,814,846)

Result of Operations	732,073	204,816	724,074	3,372	152,124	(209,180)	1	1,607,280

Financial Income (Losses)
Financial revenues	82,110	10,649	256,390	2,088	30,902	90,891	(77,013)	396,017
Financial expenses	(51,639)	(4,126)	(148,386)	(473)	(54,356)	(193,806)	77,012	(375,774)
	30,471	6,523	108,004	1,615	(23,454)	(102,915)	(1)	20,243

Equity in results of investees	-	-	-	-	950	714	(63)	1,601

Operating Income	762,544	211,339	832,078	4,987	129,620	(311,381)	(63)	1,629,124

Non-Operating Income (Losses)	(29,805)	(2,659)	(11,469)	(81)	(5)	12,910	-	(31,109)

Income before Taxes
and Minority Interests	732,739	208,680	820,609	4,906	129,615	(298,471)	(63)	1,598,015

Income tax and social contribution	(182,592)	(61,894)	(246,293)	(3,140)	(39,630)	(2,619)	-	(536,168)
Deferred income tax and s. contribution	(7,633)	6,030	7,144	1,522	7,212	61,578	-	75,853
Minority interests	(63)	-	-	-	(31,090)	-	63	(31,090)

Net Income (Losses) for the Period	542,451	152,816	581,460	3,288	66,107	(239,512)	-	1,106,610

42 Changes to the Brazilian Corporate Legislation

On December 28, 2007, Law no. 11,638 was enacted, changing, revoking, and introducing new provisions in the Brazilian Corporate Law, particularly in chapter XV, which addresses accounting matters. These changes are in effect for the fiscal year beginning on January 1, 2008. The main goal of this new law is to update the Brazilian corporate legislation so as to bring the accounting practices adopted in Brazil closer to the International Financial Reporting Standards (IFRS) and to allow new accounting rules and procedures to be issued by the Brazilian Securities and Exchange Commission (CVM) in compliance with international accounting standards.

Some changes must be applied starting next year, while other must be regulated by the regulatory agencies.

The main changes which may affect the Company are summarized below:

1) Replacement of the statement of changes in financial position by the statement of cash flows.

2) Creation of a new subset of accounts, named equity evaluation adjustments, under shareholders’ equity, to allow the recording of certain market value evaluations, particularly those of financial instruments; the recording of exchange rate variations on equity investments abroad assessed under the equity method (until December 31, 2007, these variations were recorded to income); and market value adjustments to liabilities and assets, due to mergers and incorporations between unrelated parties resulting in actual transfer of control.

3) Revocation of the possibility of recording donations and subsidies for investments (including tax breaks) directly as capital reserves under shareholders’ equity. That means donations and subsidies for investments will now be recorded to income. To avoid their distribution as dividends, the amount of donations and subsidies may be allocated, after being recorded to income, to a tax break reserve.

4) Requirement that the assets and liabilities of a company in the process of being incorporated as a result of transactions that involve incorporation, merger, or split between independent parties resulting in actual transfer of control be recorded at market value.

Due to these changes having been just recently enacted and to some of them not being applicable pending regulation by regulatory agencies, COPEL’s management has not yet been able to evaluate all the effects these changes may have on its financial statements or on the results of subsequent years.

43 Subsequent Event

On January 14, 2008, COPEL, through its wholly-owned subsidiary COPEL Corporate Partnerships, became the holder of 45% of the share capital of Dominó Holdings S.A., by acquiring a 30% interest held by Sanedo Participações Ltda. for R$ 110,226, with an approximate discount of R$ 71,350. The basis for this acquisition is the prospect of future profitability of the company.

Annex I – Statement of Cash Flows

For the years ended on December 31, 2007 and 2006
(In thousands of reais)

	Parent Company		Consolidated

	2007	2006	2007	2006
Cash flows from operating activities
Net income for the period	1,106,610	1,242,680	1,106,610	1,242,680

Adjustments for the reconciliation of net income with the generation of cash by operating activities:
Provision (reversal) for doubtful accounts	-	-	(4,353)	65,607
Depreciation and amortization	-	-	422,049	372,395
Unrealized monetary and exchange variations, net	66,461	219,316	81,919	227,854
Equity in results of subsidiaries and investees	(1,346,122)	(1,317,285)	1,750	1,118
Deferred income tax and social contribution	(61,578)	82,245	(75,853)	123,079
Network charge adjustment share, net	-	-	42,496	-
Variations in the account for compensation of Portion A, net	-	-	797	40,962
Contract renegotiation - CIEN	-	-	(62,862)	-
Reversal of provision for devaluation of tax breaks	(12,789)	-	(12,789)	-
Provisions for (reversals of) long-term liabilities	197,992	(170,956)	248,385	(46,837)
Write-off of regulatory asset - PIS/PASEP and COFINS	-	-	-	46,226
Write-off of investments	-	-	2,240	-
Result and write-off of sale of p.,p.&e., intangible and deferred assets	-	-	(737)	-
Write-off of property, plant, and equipment, net	-	-	29,878	14,721
Write-off of intangible and deferred assets, net	-	-	13,972	126
Write-off of other long-term assets, net	-	-	-	84
Amortization of goodwill on investments and intangible assets	-	-	7,908	5,374
Minority interests	-	-	31,090	13,888

Changes in assets
Customers and distributors	-	-	(77,696)	(145,109)
Services to third-parties, net	-	-	(5,066)	(6,400)
Dividends received	429,857	413,933	9,797	15,376
Construction in progress	-	1,060	(31,305)	(7,906)
CRC transferred to State Government	-	-	111,267	31,038
Taxes and social contribution	(10,063)	(7,561)	74,441	(81,466)
Account for compensation of Portion A	-	-	-	63,259
PIS/PASEP and COFINS regulatory assets	-	-	3,408	(9,432)
Other regulatory assets	-	-	-	47,283
Collaterals and escrow deposits	32,482	(35,288)	(41,308)	(60,107)
Judicial deposits	(3,693)	(9,768)	(9,900)	(30,778)
Inventories	-	-	(751)	(14,854)
Other receivables	(6)	39,706	(21,860)	29,953

Changes in liabilities
Loans and financing - interest due and paid	-	-	(75,260)	(75,451)
Debentures - interest due and paid	(196,207)	(161,554)	(229,544)	(201,245)
Suppliers	566	286	(25,976)	(725,037)
Taxes and social contribution	(15,901)	(62,426)	(52,618)	(70,895)
Payroll and labor provisions	70	(4)	11,901	25,892
Post-employment benefits	8	13	(125,425)	(126,745)
Account for compensation of Portion A	-	-	-	177
Customer charges due	-	-	(18,983)	33,960
Research and development and energy efficiency	-	-	10,964	35,339
Other accounts payable	-	(36,460)	(17,151)	12,350
Minority interests	-	-	(5,469)	113,703

Net cash generated by operating activities	187,687	197,937	1,315,966	960,182

(next page)

Statement of Cash Flows
For the years ended on December 31, 2007 and 2006
(In thousands of reais)

(continued)

	Parent Company		Consolidated

	2007	2006	2007	2006
Cash flows from investing activities
Loans to related parties	-	(13,006)	-	-
Acquisition of UEG Araucária - net of acquired cash	-	-	-	(426,306)
Acquisition of Centrais Eólicas do Paraná - net of acquired cash	-	-	(1,393)	-
Additions to other companies and other investments	(5,836)	(604,743)	(12,953)	(108,240)
Additions to property, plant, and equipment	-	-	(516,142)	(567,778)
Customer contributions	-	-	48,580	43,489
Additions to intangible assets	-	-	(4,406)	(5,747)
Additions to deferred assets	-	-	(341)	(145)
Sale of property, plant, and equipment	-	-	6,652	-

Net cash used by investing activities	(5,836)	(617,749)	(480,003)	(1,064,727)

Cash flows from financing activities
Loans and financing	329,600	-	346,592	16,937
Issue of debentures	-	600,000	-	600,000
Loans from related parties	5,382	476,565	-	-
Amortization of the principal amount of loans and financing	-	-	(99,853)	(57,445)
Amortization of the principal amount of debentures	(717,738)	-	(717,738)	-
Dividends and interest on capital paid	(292,323)	(122,922)	(292,809)	(117,997)

Net cash generated (used) by financing activities	(675,079)	953,643	(763,808)	441,495

INCREASE (DECREASE) IN CASH	(493,228)	533,831	72,155	336,950

Cash at the beginning of the period	549,414	15,583	1,468,716	1,131,766
Cash at the end of the period	56,186	549,414	1,540,871	1,468,716

Variation in cash	(493,228)	533,831	72,155	336,950

Annex II – Statement of Added Value

For the years ended on December 31, 2007 and 2006
(In thousands of reais)

	N	Parent Company		Consolidated

		2007	2006	2007	2006

Revenues
Sales of power, services, and other revenues	29	-	-	7,920,094	7,421,326
Provision for doubtful accounts	31-g	-	(5,408)	(3,899)	(65,499)
Non-operating income (expenses)	34	12,910	395	(31,109)	(22,977)
Total		12,910	(5,013)	7,885,086	7,332,850

( - ) Supplies acquired from third-parties
Power purchased for resale	31-a	-	-	1,429,417	1,439,744
Charges for use of power grid ( - ) ESS	31-b	-	-	495,318	523,801
Materials, supplies, and services from third-parties		5,255	8,048	295,206	14,058
Natural gas and supplies for gas business		-	-	132,726	177,702
Emergency capacity charges and Proinfa	30	-	-	256	1,097
Other		198,084	(167,143)	271,836	(111,394)
Total		203,339	(159,095)	2,624,759	2,045,008

( = ) GROSS ADDED VALUE		(190,429)	154,082	5,260,327	5,287,842

( - ) Depreciation and amortization		-	-	422,049	372,395

( = ) NET ADDED VALUE		(190,429)	154,082	4,838,278	4,915,447

( + ) Transferred Added Value
Financial revenues	32	90,891	45,221	396,017	729,203
Equity in results of subsidiaries and investees	33	1,346,836	1,317,590	1,601	(6,187)

Total		1,437,727	1,362,811	397,618	723,016

ADDED VALUE TO DISTRIBUTE		1,247,298	1,516,893	5,235,896	5,638,463

(continued)

	N			Parent Company				Consolidated

		2007	%	2006	%	2007	%	2006	%
DISTRIBUTION OF ADDED VALUE:

Personnel
Salaries and wages	31-c	4,615		4,398		451,156		441,791
Pension plan and healthcare plan	31-d	89		73		(13,851)		73,010
Meal assistance and education allowance	31-c	-		-		45,675		42,535
Social charges - FGTS		234		213		31,994		33,614
Labor indemnifications and severance pay	31-c	-		-		8,293		8,063
Profit sharing	31-c	-		-		54,254		52,028
Transfer to construction in progress	31-c	-		-		(54,304)		(49,487)
Total		4,938	0.4	4,684	0.3	523,217	10.0	601,554	10.7

Government
Federal		(49,613)		102,854		1,729,045		1,887,272
State		1		97		1,513,380		1,432,512
Municipal		-		-		3,530		2,693
Total		(49,612)	(4.0)	102,951	6.8	3,245,955	62.0	3,322,477	58.9

Financing agents
Interest and penalties		185,266		166,468		318,259		443,062
Leases and rents	31-i	96		110		10,765		14,802
Total		185,362	14.9	166,578	11.0	329,024	6.3	457,864	8.1

Shareholders
Minority interests		-		-		31,090		13,888
Interest on capital	28-c	200,000		123,000		200,000		123,000
Proposed dividends	28-c	67,750		157,951		67,750		157,951
Retained earnings	*	838,860		961,729		838,860		961,729
Total		1,106,610	88.7	1,242,680	81.9	1,137,700	21.7	1,256,568	22.3

		1,247,298	100.0	1,516,893	100.0	5,235,896	100.0	5,638,463	100.0

* Allocated to the year's reserves (legal and investment) and to the adjustment from previous years, as shown in the statement of changes in S.E.

Value added (average) by employee	629	706
Shareholders' equity contribution rate - %	72.4	88.4
Wealth generation rate - %	42.4	47.2
Wealth retention rate - %	16.6	17.3

The accompanying notes are an integral part of these financial statements.

REPORT BY THE INDEPENDENT AUDITORS

To the

Senior Management of

Companhia Paranaense de Energia - COPEL

Curitiba - PR

1. We have reviewed the balance sheets of Companhia Paranaense de Energia – COPEL (Parent Company and consolidated) and of its subsidiaries as of December 31, 2007 and 2006 and the corresponding statements of income (Parent Company and consolidated), of changes in shareholders' equity (Parent Company), and of changes in financial position for the fiscal years ended on those date, prepared under the responsibility of the Company’s senior management. Our duty is to issue an opinion about these financial statements.

2. Our reviews were carried out in compliance with the audit rules applicable in Brazil and comprised: (a) planning, considering the importance of balances, the volume of transactions, and the accounting and internal control systems of the Company and of its subsidiaries, (b) the verification, based on testing, of the evidence and of the records on which the disclosed accounting amounts and information are based, and (c) the evaluation of the most representative accounting practices and estimates adopted by the management of the Company and of its subsidiaries, as well as the presentation of the financial statements as a whole.

3. We believe the financial statements discussed in paragraph 1 adequately convey, in all material aspects, the balance sheet and financial position of Companhia Paranaense de Energia – COPEL (Parent Company and consolidated) as of December 31, 2007 and 2006, and the results of operations, the changes in shareholders’ equity (Parent Company), and the changes in financial position in the fiscal years ended on those dates, in compliance with the accounting practices adopted in Brazil.

4. Our reviews were conducted with the goal of issuing an opinion on the financial statements taken as whole. The Parent Company and consolidated statements of cash flows and of added value, contained in Annexes I and II, respectively, are presented to provide supplemental information about the Company and its subsidiaries and are not required as a part of the basic financial statements, pursuant to the accounting practices adopted in Brazil. The statements of cash flows and added value were subject to the same auditing procedures described in paragraph 2, and, based on our review, they are adequately presented, in all material respects, in light of the basic financial statements for the years ended on December 31, 2007 and 2006, taken as a whole.

Curitiba, March 13, 2008

DELOITTE TOUCHE TOHMATSU	Iara Pasian

Independent Auditors	Accountant

CRC no. 2 SP 011609/O-8 F-PR	CRC no. 1 SP 121517/O-3 S/PR

REPORT BY THE AUDIT COMMITTEE

The Audit Committee of Companhia Paranaense de Enegia – COPEL, pursuant to its annual schedule of meetings, previously discussed and approved by its members, held regular bimonthly meetings; quarterly meetings with the Fiscal Council, to review the Company’s financial statements; and monthly meetings with the Company’s executive officers, independent auditors, and the internal audit team in order to make inquiries and to review other matters within the scope of its powers.

In 2007, the Committee focused on evaluating the internal control and risk management systems; on evaluating the work of the external auditors (Deloitte Touche Tohmatsu) and its results as far as the Company’s financial statements and reports; on analyzing the aspects concerning the preparation process for snapshot statements and balance sheets, notes, and financial statements published in conjunction with the consolidated financial statements; on reviewing the relevant practices used by COPEL for the preparation of its financial statements; and on analyzing and keeping track of the work done by the Internal Audit team, in order to improve its performance.

In the exercise of its regulatory duties, the Committee, among other activities:

a) reviewed and approved the results and the financial information about the first, second, third, and fourth quarters of 2007;

b) monitored the development of the Company's budget, reviewing the most significant fluctuations;

c) reviewed the financial statements and the way they are prepared and presented;

d) oversaw the hiring of a company for independent auditing services and the hiring of a company for consulting services in connection with USGAAP accounting;

e) monitored and supervised the work of the Company’s Internal Audit team;

f) monitored the review of the alternative methods of accounting treatment of financial information;

g) monitored the review of the Company’s risk assessment and management policies;

h) reviewed and reported on the Balance Sheet for the year of 2006;

i) approved the Board of Officers’ proposal for share capital increase by incorporation of reserves;

j) reviewed the main activities of the Chief Executive Office, the Chief Corporate Management Office, the Chief Power Distribution Office, the Chief Legal Office, the Chief Finance and Investor Relations Office, and the Chief Power Generation and Transmission and Telecommunications Office;

k) reviewed and discussed the relevant inquiries and inspections by governmental or regulatory authorities;

l) reviewed, monitored, and approved the Internal Audit Charter and its Plan for 2007;

m) monitored the reports of misconduct received by the Company’s Ombudsman Office through the Confidential Reporting Channel, as well as the actions taken by this office to automate this channel and to make it known to the public;

n) monitored the negotiations of the collective bargaining agreement and of the Profit Sharing Agreement;

o) approved the Annual Report on Form 20-F;

p) reviewed and monitored the reports on the Audit work;

q) monitored the work of the Independent Auditors;

r) verified the recommendations made by the Independent Auditors, by COPEL’s Internal Audit, and by the Audit Committee itself;

s) monitored the results of the evaluations of the process of improvement of internal controls to meet the requirements of the Sarbanes-Oxley Act, submitted by the External Auditors;

t) held meetings attended by its Chairwoman and by Chief Officers to discuss and/or clarify several matters, and had its members participate in meetings for which they were summoned; and

u) approved the schedule and the program for the meetings in 2008.

Based on the review by the Committee, the procedures and actions adopted to monitor the control and risk management systems, in all material aspects, are well established and properly organized, and no material exceptions that could affect their effectiveness were detected. The Committee only detected minor exceptions, which are being addressed, in order to improve the quality of the financial information, to eliminate risks, and to strengthen the internal control system as a whole.

Based on these reviews and on information provided by Deloitte itself, the Committee attests to the objectivity and independence of the Independent Auditors, since it has not detected any situations which might compromise them. COPEL’s Internal Audit structure, the qualifications of its technical and managerial staff, and the results of their work have also been evaluated positively by the Committee.

There has been no record of any reports of violation of rules, lack of controls, actions or omissions by COPEL’s senior management which indicated the existence or evidence of fraud, flaws, or errors which jeopardized the continuity of COPEL or the credibility of its financial statements.

In light of the existing internal control systems, of the range and effectiveness of the work conducted by the independent auditors, and of their opinion, the Audit Committee believes the financial statements as of December 31, 2007 adequately convey the balance sheet and financial position of Companhia Paranaense de Energia – COPEL, in compliance with the accounting practices adopted in Brazil, with the Brazilian Corporate Law, with the rules issued by the Brazilian Securities and Exchange Commission (CVM), and with the regulations issued by the National Electric Energy Agency (ANEEL) and by the National Telecommunications Agency (ANATEL), and recommends to the Board of Directors that these statements be approved.

Curitiba, March 13, 2008

     Laurita Costa Rosa

Chairwoman

Jorge Michel Lepeltier

Rogério de Paula Quadros

REPORT BY THE FISCAL COUNCIL ON THE FINANCIAL STATEMENTS FOR THE YEAR ENDED ON DECEMBER 31, 2007

The members of the Fiscal Council of Companhia Paranaense de Energia - COPEL, undersigned herein, pursuant to their legal powers and duties, reviewed the Financial Statements, the Annual Report, and the Management’s Proposal for Distribution of Net Income for the fiscal year ended on December 31, 2007, and, based on their evaluations, on further clarifications by the senior management, on the Report by the Independent Auditors, Deloitte Touche Tohmatsu, dated March 13, 2008, that the work required by the Sarbanes-Oxley Act is underway and does not have a material effect on the Financial Statements for the year of 2007, believe that the reviewed documents are adequately presented, in all material aspects, so that they are favorable to the submission of these statements for review and approval at the General Shareholders’ Meeting.

Curitiba, March 13, 2008

ANTONIO RYCHETA ARTEN

Chairman

ALEXANDRE MAGALHÃES DA SILVEIRA

HERON ARZUA

MÁRCIO LUCIANO MANCINI

NELSON PESSUTI

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.